As confidentially submitted to the Securities and Exchange Commission on May 11, 2021.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Couchbase, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	26-3576987
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Couchbase, Inc.

3250 Olcott Street

Santa Clara, California 95054

(650) 417-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew M. Cain

President and Chief Executive Officer

3250 Olcott Street

Santa Clara, California 95054

(650) 417-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rezwan D. Pavri Andrew T. Hill Lang Liu Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Margaret Chow Randy Li Couchbase, Inc. 3250 Olcott Street Santa Clara, California 95054 (650) 417-7500	Alan F. Denenberg Emily Roberts Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.00001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase. See the section titled “Underwriting.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated             , 2021.

             Shares

Couchbase, Inc.

Common Stock

This is an initial public offering of              shares of common stock of Couchbase, Inc.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list the common stock on the Nasdaq Global Select Market under the symbol “BASE”.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering.

See the section titled “Risk Factors” beginning on page 19 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Couchbase, Inc.	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from Couchbase, Inc. at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York, on or about             , 2021.

Morgan Stanley	Goldman Sachs & Co. LLC

Prospectus dated             , 2021

THE MODERN DATABASE FOR ENTERPRISE APPLICATIONS

Couchbase

COUCHBASE CORE VALUES

BE VALUED, CREATE VALUE

Be a Good Human, *Always*.

Act With Uncompromising Integrity, *Period*.

Serve Your Family, *As Defined by You.*

Attack Hard Problems, *Driven by Customer Outcomes*.

Play to Win, *Together*.

Make Tomorrow Better Than Today, *Start Now*.

Couchbase | NoEQUAL

A GREAT PLACE TO WORK

98% RECOMMENDATION RATING AND A COMPANY RATING OF 4.8 OUT OF 5 ON GLASSDOOR[1]

RANKED #1 IN THE 2020 WORKPLACE WELLNESS AWARD FOR MID-SIZED COMPANIES[2]

1. Glassdoor, as of April 2021.
2. San Francisco Business Times, as of April 2020.

PROVEN ENTERPRISE SOLUTION CHOSEN BY INDUSTRY LEADERS

89%
Gross Margin[1]

115%+
Dollar-Based Net Retention Rate[1,2]

23
$1M+ ARR Customers[1]

30%+
of the Fortune 100[1]

27%
Subscription Revenue Growth YoY[1]

$40M
Net Loss[1]

All data as of, or for the year ended, January 31, 2021 unless otherwise indicated.

1. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on ARR, customers, dollar-based net retention rate, gross margin, net loss and subscription revenue.

2. As of the fiscal quarter ended January 31, 2021.

Through and including             , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is current only as of their respective dates, regardless of the time of delivery of this prospectus or of any such free writing prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or the offer and sale of the shares of our common stock in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock, and the distribution of this prospectus outside the United States.

i

GLOSSARY

Unless we otherwise indicate, or unless the context requires otherwise, any references in this prospectus to the following key business terms have the respective meaning set forth below:

•	American National Standards Institute, or ANSI: Industry standardized syntax widely used in relational databases.

•

Analytical database: Read-only storage that allows stakeholders to find relevant data, perform queries and create reports based on existing data. Analytical databases are generally built for business intelligence and big data analytics, and usually function as part of larger data warehouses.

•	Atomicity, Consistency, Isolation and Durability, or ACID: Database transaction requirements intended to guarantee validity even in the event of system crashes or power failures.

•	Big Data: Delivers real-time data solutions at scale to the enterprise such as Apache Spark, Elasticsearch, GitHub, etc.

•

Cache: High-speed data storage layer that stores a subset of data, typically transient in nature, so that future requests for that data are served up faster than is possible by accessing the data’s primary storage location.

•

Continuous integration/continuous delivery, or CI/CD: Continuous integration refers to a development methodology that involves frequent integration of code into a shared repository. Continuous delivery is the process of getting all kinds of changes to production; changes may include configuration changes and new features.

•

Containers: A logical packaging mechanism in which applications can be abstracted from the environment in which they actually run. This decoupling allows container-based applications to be deployed easily and consistently, regardless of the target environment.

•	Core: Central set of data files that defines rules and captures and stores data.

•	Five-nines availability: 99.999% uptime operational performance.

•

JavaScript Object Notation, or JSON: Provides a simple, lightweight, human-readable notation. Supports basic data types, such as numbers and strings, and complex types, such as embedded documents and arrays.

•	Kubernetes: An open source container-orchestration for automating deployment, scaling and management of containerized applications.

•	Microservices: Distinctive method of developing software systems that tries to focus on building single-function modules with well-defined interfaces and operations.

•	Multi-modal: Multi-modal databases can store, index and query data in more than one system.

•	Node: A physical or virtual machine that hosts a single instance of Couchbase Server.

•

N1QL: Pronounced “nickel” and also known as “non-first normal form query language,” Couchbase’s database query language that allows application developers to query, transform and manipulate JSON data with the familiarity of SQL.

•

NoSQL: Also known as “not only SQL,” generally refers to a non-relational database, in which data is stored in a non-tabular format. NoSQL provides flexible schemas and scale easily with large amounts of data and high user loads.

•	Operational database: A database that is used to store, modify, manage and update business information in real time.

ii

•

Primary-replica: Enables data from one database server (the primary) to be replicated to one or more other database servers (the replicas), in order to improve performance, support backup of different databases and alleviate system failures.

•	Public cloud: A geo-distributed cloud-native database that users can easily deploy and manage across any public system, such as Amazon Web Services, Microsoft Azure and Google Cloud Platform.

•

Relational database: A relationship database that organizes data into tables that can be linked or related based on data common to each other. Allows users to retrieve an entirely new table from data in one or more tables with a single query.

•

Schema: Represents a logical configuration of all or part of a relational database. It can exist both as a visual representation and as a set of formulas known as integrity constraints that govern a database.

•	SQL: Structured Query Language, a standard language used to communicate with relational database management systems. Data is stored in tables that have fixed columns and rows.

•	System of record: Authoritative data source for a given data element or piece of information.

•	Source of truth: Trusted data source that gives a complete picture of the data object as a whole.

•	TPCx IoT: A recognized industry benchmark to measure the performance of solutions for IoT gateway systems.

iii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. The last day of our fiscal year is January 31. Our fiscal quarters end on April 30, July 31, October 31 and January 31. Unless the context otherwise requires, the terms “Couchbase,” “the company,” “we,” “us” and “our” in this prospectus refer to Couchbase, Inc. and its consolidated subsidiaries.

COUCHBASE, INC.

Overview

Our mission is to empower enterprises to build, manage and operate modern mission-critical applications at the highest scale and performance. Couchbase provides a leading modern database for enterprise applications. Enterprises rely on Couchbase to power the core applications their businesses depend on, for which there is no tolerance for disruption or downtime. Our database is versatile and works in multiple configurations, from cloud to multi- or hybrid-cloud to on-premise environments to the edge, and can be run by the customer or managed by us. We have architected our database on the next-generation flexibility of NoSQL, embodying a “not only SQL” approach. We combine the schema flexibility unavailable with legacy databases with the power and familiarity of the SQL query language, the lingua franca of database programming, into a single, unified platform. Our cloud-native platform provides a powerful modern database that serves the needs of both enterprise architects and application developers.

We built Couchbase for the most important, mission-critical applications for the largest enterprises, with the highest performance, reliability, scalability and agility requirements. Any compromise of these requirements could cause these applications to fail—stopping or delaying package delivery for shipping companies, interrupting reservations for travel companies or causing product shortages in stores for retailers. We have spent over a decade building a platform architected to solve our customers’ most difficult database challenges, from scale to flexibility to deployment. This includes enabling Couchbase to not just simply run in the cloud, but to run anywhere from public clouds to hybrid environments and even all the way to the edge, in truly distributed environments with flexibility in and between those environments. Combined with our performance at scale, we believe this power enables customers to run their most important applications with the effectiveness they require, with the efficiency they desire and in the modern infrastructure environments they demand.

With nearly every aspect of our lives being transformed by digital innovation, enterprises are charged with building applications that enable delightful and meaningful customer experiences. Enterprises are increasingly reliant on applications, and applications in turn rely on databases to store, retrieve and operationalize data into action. Today, applications are operating at a scale, speed and dynamism unheard of just a decade ago. There is an increasing diversity of application types, modalities and delivery and consumption models, and the volume, velocity and variety of data on which applications rely is growing at an exponential rate. Consequently, the demand on enterprises and their databases is growing exponentially. These trends are poised to continue, applying increasing urgency for enterprises to digitally transform. Indeed, digital transformation has become both a strategic imperative and a competitive necessity for enterprises seeking to thrive in a data-driven world.

We believe that for enterprises to successfully transform digitally, they must develop and deploy new applications, and also modernize and upgrade existing ones. As enterprises continuously face competitive threats and disruption in their transforming industries, delivering new, innovative customer applications is crucial to their ability to not only survive, but to build new business models and generate additional revenue. While new applications enhance the way we shop, how we collaborate at work and how we get our entertainment, to enable complete next-generation digital experiences, enterprises must at the same time modernize existing core applications such as inventory and customer relationship management applications. Legacy applications must be re-architected to handle user growth from tens of thousands to millions and provide always-available experiences. This modernization can be complex and challenging, as it requires enterprises to upgrade nearly all aspects of their legacy software, infrastructure and development processes. But re-architecting legacy applications is not only imperative to enable next-generation user experiences, it can create cost and operational efficiencies and free up critical human and capital resources that could be used to further drive business objectives and accelerate transformation agendas.

There is an urgent need for modern database platforms that can support both sides of digital transformation, and legacy database technologies, including mainframes and relational databases, are unable to do so effectively. While legacy database technologies were built to the highest performance and reliability requirements of their generation, they are approaching the limits for which they were designed. The underlying architecture of these technologies has not changed significantly, while the requirements of the applications they need to support are changing dramatically. Legacy database technologies are buckling under the pressure of digital transformation, as they were not built to update and respond in microseconds, enable rich, customized user experiences and perform without latency.

However, enterprises must weigh the need to migrate to the next generation of databases against the risks of disruptions and downtime of their most important applications as they attempt such migrations. Until now, there had not been a set of compelling events to push adoption of next-generation databases as the risks and the associated rewards had not reached a complete breaking point. We believe that we are now at the tipping point of this generational transition. Efforts to accommodate the limitations of legacy databases through ad-hoc temporary fixes and stopgap methods are no longer sufficient given the increasing impact and urgency of digital transformation initiatives. These approaches fail to efficiently utilize human and capital resources, which further limits the ability of enterprises to achieve cost efficiencies and focus on other business objectives. Moreover, while first-generation NoSQL players have attempted to address the limitations of relational databases, they were not architected for the scale and performance requirements of new mission-critical applications, nor were they designed to efficiently modernize and upgrade existing applications and their underlying infrastructure. Additionally, their implementation of NoSQL lacks the familiarity of the SQL language, which requires re-training SQL-fluent application developers, making adoption difficult and costly. These deficiencies have created additional barriers and largely limited the adoption of other NoSQL databases by enterprises to non-mission-critical applications, such as departmental applications or other applications that are limited in scope. A move to the next generation of modern operational databases is required to provide the performance, reliability, scalability and agility needed for enterprise applications.

We designed Couchbase to give enterprises a database for the modern cloud world, overcoming the limitations of legacy database technologies and enabling the high performance, reliability, scalability and agility required by enterprises to deliver their mission-critical applications. We facilitate a seamless transition for our customers from legacy relational databases to our modern database resulting in better application scalability, user experience and security at the pace that works for them. We believe that both enterprise architects and application developers are key to initiating the transition away from legacy database technologies and that we are uniquely positioned and architected to serve both.

We employ a land-and-expand business model that makes it easy for enterprises to get started with Couchbase and, over time, as enterprises realize the benefits of our platform, allow such enterprises to frictionlessly expand their usage. Enterprises building new applications are able to start with Couchbase outright as the operational database. Enterprises looking to re-architect existing applications are able to start with Couchbase alongside existing relational or mainframe databases, allowing such enterprises to experience the benefits of Couchbase with minimal disruption. As customers realize the benefits of our platform, they are able to seamlessly re-architect existing applications, while building new ones, on the platform. Over this journey, as we displace legacy database technologies and become a primary data store for applications, our database becomes a source of truth, and ultimately, a system of record. This strategy has been critical to the growth of our business and we believe it will enable us to continue to capture significant opportunities in the future. Our customers have taken this growth journey alongside us. Based on internal data reflecting the type and complexity of data searches from a sampling of our customers, we estimate that in January 2018, approximately 45% of our customers used Couchbase as a source of truth or system of record for some or all of their business. By January 2021, we estimate that approximately 80% of our customers used Couchbase as a source of truth or system of record for some or all of their business.

We sell our platform through our direct sales force and our growing ecosystem of partners. Our platform is broadly accessible to a wide range of enterprises, as well as governments and organizations. We have customers in a range of industries, including retail and e-commerce, travel and hospitality, financial services and insurance, software and technology, gaming, media and entertainment and industrials. We focus our selling efforts on the largest global enterprises with the most complex data requirements, and we have introduced a new cloud-based managed offering for enterprises looking for a turnkey version of our platform.

We have achieved significant growth over our operating history. For fiscal 2020 and 2021, our revenue was $82.5 million and $103.3 million, respectively, representing year-over-year growth of 25% and our annual recurring revenue, or ARR, was $88.1 million and $107.8 million as of January 31, 2020 and 2021, respectively, representing year-over-year growth of 22%. Over the same periods, our net loss was $29.3 million and $40.0 million, respectively, as we continued to invest in the growth of our business to capture the massive opportunity that we believe is available to us. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Annual Recurring Revenue” for information about how we calculate ARR.

Industry Background

We believe that operational databases represent one of the largest undisrupted opportunities within enterprise software today, with a 40-year-old technology underpinning the applications that pervade nearly every aspect of our digital lives. Every application, from one as simple as an alarm that wakes us up to those that power stock trading and food delivery apps, needs an operational database to access and manipulate data in real time. As digital transformation continues to take hold, the time is now for enterprises to adopt a modern database designed to support the enterprise applications that power modern customer experiences.

Relational Databases Designed for Applications of the Last Generation of Infrastructure

Relational databases were purpose-built for the last generation of enterprise infrastructure, leading to their near-universal adoption for applications. The usage of relational databases continues today, as they are a proven and mature technology and have large ecosystems of products, tools and expertise around which they are built. Most relational databases use SQL to query the database, and with over 19 million SQL developers in the world, the query language is familiar and easy to use for structured business data, even for non-technical users. Relational databases also offered atomicity, consistency, isolation and durability, or ACID, properties that provided confidence in data consistency and integrity for the last generation of mission-critical applications. While relational databases served the needs of the last generation of enterprise infrastructure, we believe they are ill-equipped and less cost-effective in meeting the challenges of ongoing digital innovation and transformation.

Our Lives Are Being Transformed by Digital Innovation, Requiring a New Technology Stack

With nearly every aspect of our lives becoming digital, there is a pressing need for companies to engage their customers through rich, personalized and differentiated online experiences. Everything we do is changing, from the way we shop, to the way we work, to the way we receive our on-demand entertainment. Wherever we are, we have come to expect digital experiences to be real-time, highly available, data-driven and always-responsive and to deliver novel and personalized experiences on any device.

The gateway from the physical to digital world, through which this new, innovative engagement comes to life, is applications. Applications enable experiences and experiences engage customers. Gone are the days that applications were merely a new way to enable a simple transaction, booking a reservation or buying an item online. Instead, the highly interactive applications we demand today must provide a new and better way to do everything. Applications must be able to support millions of concurrent users, leverage unstructured and structured data and react in real time to a massive amount and diversity of inputs. What was once a single transaction is now a customer journey though tens of thousands of digital interactions. The increase of digital behavior, the density and diversity of customer data and the ever increasing demands of users necessitate the need to process an exponential increase in data.

To handle the implications of our increasingly digital lives, and this insatiable demand of data, we believe enterprises must both build new highly interactive applications, as well as modernize existing ones and the infrastructure on which they run. Enterprises must modernize their technology stacks to remain competitive given the performance requirements of modern, interactive applications, ensure operational agility during peak usage periods and gain the total cost of ownership, or TCO, benefits of modern cloud architectures.

Legacy Relational Databases Not Built for Modern Mission-Critical Applications

Legacy relational databases are simply not built to deliver the performance, scalability and agility that modern applications require. For enterprises to achieve digital transformation, new databases are needed to power new applications and re-architect existing applications. This is a result of the significant limitations of relational databases, including the following:

•

Not Built for Modern Applications or their Development. Relational databases use rigid, inflexible schemas that struggle to handle the wide variety of unstructured and semi-structured data generated by users and machines. These rigid schemas also need to be determined at the outset of development, requiring dedicated database administrators, or DBAs, to manage and change schemas if application requirements change during development.

•

Not Designed for Performance. Relational databases were designed for tens of thousands, not millions of users. Legacy databases also face limitations with only being able to scale up by buying new servers with more compute and memory. Modern applications require the ability to quickly and cost-effectively add more capacity to manage spikes in workloads.

Migration from Relational Databases Requires a Solution that Works for Both Enterprise Architects and Application Developers

Even though relational databases are struggling under the strain of digital transformation, enterprises must weigh the need to provide better customer experiences against risks associated with migrating their databases as they modernize their technology stacks. Consequently, relational databases still hold a significant majority of the operational database market as enterprises have been using a patchwork of band-aid approaches.

Migrating away from relational databases for mission-critical applications requires alignment of both enterprise architects and application developers. Enterprise architects are focused on ensuring that mission-

critical applications are high performance at scale, reliable, secure and privacy-compliant. Application developers, on the other hand, are focused on how effective they can be in building applications on a particular database. In an environment where merely being good enough is not a viable option, as is the case for mission-critical applications, enterprises need help to make the shift to modern solutions a seamless one for both operations and development because these applications must be delivered at scale, with high performance and zero downtime.

Many Catalysts for New Modern Operational Database Platforms

Powerful trends are transforming the ways that enterprises manage their software application environments and underlying IT infrastructure:

•	Digital Transformation. Enterprises are investing in digital transformation to deliver modern customer experiences with applications that respond in microseconds.

•	Growth in Data Volume and Variety. The proliferation of connected devices, applications and users has resulted in a massive increase in unstructured digital data.

•

Cloud, Mobile and Edge Adoption. Enterprises are adopting cloud or hybrid architectures to support modern applications and need databases that can run anywhere, including at the edge and directly on mobile devices. The real-time transfer of data is essential and cannot have latency or be dependent on network or cellular connectivity.

•	Scalable, Reliable Performance. Modern databases need to support user bases on a global scale with 24x7 uptime requirements.

These trends are driving the need for new modern operational database solutions.

Adoption of First-Generation NoSQL Databases Limited in Mission-Critical Applications

While first-generation NoSQL databases have attempted to address the limitations of relational databases, they have not been focused on mission-critical applications, which need to meet enterprise architects’ requirements of performance at scale, reliability, security and privacy compliance. Some first-generation NoSQL databases are still architected with a primary-replica architecture, limiting reliability and impacting their suitability for mission-critical applications. Additionally, their implementation of NoSQL removes the familiarity of the SQL language, and requires re-training SQL-fluent application developers. Finally, first-generation NoSQL databases do not enable a seamless migration and thus create an element of risk in the transition. These first-generation NoSQL databases fail to satisfy the requirements of both enterprise architects and application developers, thereby limiting adoption to departmental rather than mission-critical applications.

Enterprises Require a Different Database Architecture to Support Modern Mission-Critical Applications

We believe enterprises must architect their mission-critical applications onto high performing, flexible, modern databases to meet customer expectations that are higher than ever and rapidly increasing. Enterprises need an operational database platform that can enable the deployment of new applications and the modernization of existing applications, and that has the following attributes:

•	Multi-Modal. Enterprises often have multiple systems of record across different databases that need to be incorporated into a single engine.

•

High Performance in Real Time at Massive Scale. Enterprises need an operational database that is able to produce extreme throughput with the low latency required by the most demanding applications and deliver millions of operations per second.

•

Flexible. Enterprises need a flexible and cost-effective database product with a toolset to support highly interactive modern software and application development, including flexible schemas with multiple access methods, a unified programming model, key value lookups, SQL queries, full-text search and real-time analytics.

•

Ease of Operation. Enterprises require a comprehensive user-friendly database platform that enables such enterprises to build and scale modern applications more quickly and access markets at the edge and customers more efficiently, offers streamlined configuration, setup and ongoing management, taking advantage of multi-cloud agility and helps provide high availability without compromising security.

•

Runs Anywhere. Enterprises need a distributed database that can span servers and cloud instances and any device on the edge because today’s cloud, mobile, Internet of Things, or IoT, and other modern applications run on a distributed basis, often interacting with millions of users and devices around the world. Moreover, the ability to run in multi-cloud environments allows enterprises to avoid cloud vendor lock-in.

Our Solution

Couchbase provides a leading modern database for enterprise applications. Our database is engineered for high performance at scale to serve the needs of mission-critical applications that enterprises run their businesses on. Our database is versatile and works in multiple configurations, from cloud to multi- or hybrid-cloud to on-premise environments, and can be managed by the customer or by us. We have architected our database on the next-generation flexibility of NoSQL, embodying a “not only SQL” approach. We combine the schema flexibility unavailable with legacy databases with the power and familiarity of the SQL query language, the lingua franca of database programming, into a single, unified platform, spanning from the cloud to the edge.

We have architected our platform with a long-term vision towards serving the requirements of the most demanding enterprises. As digital transformation continues to take hold and the demand for highly interactive applications intensifies, we have purpose-built our platform to empower enterprises to manage these increased demands and deliver the rich, personalized experiences that customers expect. We believe that our purpose-built approach, which has required us to solve major computer science problems, will enable our platform to perform at enterprise-class levels even as it addresses the increasing demands of emerging trends, such as self-driving cars, the proliferation of edge computing with 5G, augmented reality and blockchain.

We designed Couchbase to give enterprises a database for the modern world, overcoming the limitations of relational databases and at the same time enabling the high performance and massive scale required to deliver next-generation customer experiences by facilitating the creation and deployment of new applications and modernization of existing applications. As customers continue to demand more from their existing and new applications, our platform enables enterprises to move to our next-generation database to keep their mission-critical applications—and by extension, their businesses—competitive. We facilitate a seamless transition for our customers from legacy relational databases to our modern database resulting in better application scalability, user experience and security at the pace that works for them.

We believe that both enterprise architects and application developers are key to initiating the transition away from legacy relational databases and that we are uniquely positioned and architected to serve both. For enterprise architects, we believe we provide a modern database that enables performance at scale and high availability required for enterprise applications, while providing significant TCO benefits, thereby lowering technology costs and ensuring more efficient use of resources. Couchbase is also the first distributed NoSQL database to be controlled within Kubernetes and provides push-button simplicity to automate many of the operational tasks around managing a database such as adding or removing nodes.

For application developers, we provide an easy-to-use modern database and platform that allows them to focus on building enterprise applications quickly and effectively. We also bring the flexibility and ease of NoSQL by providing “not only SQL,” which enables agility with a flexible schema, while maintaining the familiarity of the SQL language and removing the need to retrain application developers. Given the rising shortage of skilled application developers, this capability enables those who know SQL to transition to Couchbase from a legacy relational database without having to be retrained as they would for another NoSQL database.

For enterprises building new applications, they can start with Couchbase outright as the operational database. For those looking to re-architect existing applications, they can start with Couchbase alongside existing relational databases as a cache, significantly boosting performance. As customers realize the benefits of our full platform capabilities, they can seamlessly enable them microservice by microservice. Over this journey, our database becomes a source of truth for applications and ultimately a system of record, displacing legacy databases. This approach has been critical to the growth of our business and we believe it will enable us to continue to capture significant opportunities in the future.

Our customers have taken this growth journey alongside us. Based on internal data reflecting the type and complexity of data searches from a sampling of our customers, we estimate that in January 2018, approximately 45% of our customers used Couchbase as a source of truth or system of record for some or all of their business. By January 2021, we estimate that approximately 80% of our customers used Couchbase as a source of truth or system of record for some or all of their business.

Key Customer Benefits

Our platform delivers the following key benefits and capabilities for our customers:

•

Single Unified Platform Eliminating Need for Point Solutions. Couchbase combines the performance of a caching layer to serve up data faster, a document datastore to provide high levels of durability and the reliability of a system of record with ACID to enable high performance in a single platform from cloud to edge. Our unified platform eliminates the need to manage independent technologies and data models and helps provide consistency between multiple databases and systems in different languages and application programming interfaces, or APIs.

•

Architected for Uncompromised Performance at Massive Scale. Our customers can rely on Couchbase for tens of millions of operations per second and response times measured in microseconds. Our architecture automatically creates copies of data across multiple nodes without a primary node that is vulnerable to data loss or interruptions. Our mix of no-compromises high performance and scale enables our customers to use our platform for mission-critical applications that they have not entrusted to others.

•

Architected for Flexibility to Enable Application Developer Agility. Couchbase enables the principles of agile development and continuous integration, continuous delivery, continuous deployment, or CI/CD, through a wide range of toolsets designed to provide maximum flexibility for application developers and give them the power to utilize the data inside our database. They include the following:

•	Application-driven database. Couchbase was built with a flexible JSON data model to enable schema changes without downtime, enabling continuous deployment.

•

Leveraging common SQL queries. N1QL’s unique capabilities enable enterprises to redeploy their SQL-trained DBAs and minimize disruption, enabling an easier transition from relational to our “not only SQL” version of NoSQL.

•

Toolset for application developers to build rich applications. We have built an extensive toolset for application developers including indexing, query, full-text search, which is our integrated JSON search that allows users to enable the feature, create an index and start searching the text, real-time analytics and eventing.

•	Designed for Ease of Operation. Our platform is engineered to meet the exacting availability, automation, management and security requirements of enterprises.

•	Reliability and resiliency through distributed replication. We enable five-nines availability with highly reliable replication.

•	Automation. Couchbase also automates common tasks to increase operational efficiency.

•	Native Kubernetes and cloud integration. Couchbase is also the first distributed NoSQL database to be controlled and automated within Kubernetes without manual deployment and life-cycle management.

•	Full-stack security. Couchbase provides authentication, authorization and auditing to preserve the privacy and integrity of data and enable role-based access control.

With all of these features, in a study commissioned by us and conducted by International Data Corporation, or IDC, customers studied saw an average increase in database management efficiency of 37%.1

•

Runs Anywhere from the Cloud to the Edge. We designed Couchbase to run wherever a customer wants, as a multi-cloud to edge distributed database that can be deployed on any combination of multiple public clouds, private clouds, virtual machines, containers and bare metal servers and right out to the edge. For edge deployments, where internet connectivity is not always possible, Couchbase Lite, our full-featured embedded database, provides capabilities that run locally on a device.

Customers looking for a turnkey way to deploy Couchbase Server are able to do so with Couchbase Cloud, our managed database service that provides users access to a turnkey database in the cloud, without having to purchase or install their own hardware or database software or manage their database. Couchbase Cloud, through a flexible consumption pricing model, further empowers customers to control their data, clusters, clouds, configurations and costs in a fully-managed NoSQL database.

Our Competitive Strengths

Our competitive strengths include the following:

•

Powerful for both Enterprise Architects and Application Developers. Our architecture is designed for high availability and performance at massive scale, while enabling agile application development with a flexible data model.

•

Land and Easily Expand on a Single Platform Workload by Workload. Our platform makes it easy for enterprises to get started with Couchbase and over time, we can take over database requirements for mission-critical applications. We have seen rapid growth with our largest customers, as demonstrated by growth in ARR:

•

Our customers that had at least $1 million in ARR as of January 31, 2021 have increased their ARR by an average of 29x since the time of such customer’s first contract with us. ARR attributed to this category of customers has increased on average approximately 13x between January 31, 2016 and January 31, 2021, and represented 41% of our total ARR as of January 31, 2021.

•	Our customers that had at least $500,000 in ARR as of January 31, 2021 have increased their ARR by an average of 19x since the time of such customer’s first contract with us. ARR attributed to this

[1]

IDC interviewed seven organizations for this study in the first half of 2017. Such organizations were diverse by (i) geography, spanning the United States, France and the United Kingdom, and (ii) vertical, spanning retail and e-commerce, media and entertainment, healthcare, financial services, manufacturing and logistics and technology. The observed increase in database management efficiencies were over a five-year period. See the section titled “Industry, Market and Other Data” for more information.

second category of customers has increased on average approximately 10x between January 31, 2016 and January 31, 2021, and represented 56% of our total ARR as of January 31, 2021.

•

Enable Flywheel Go-to-Market Motion Combining “Buy-from” and “Sell-to.” Our go-to-market strategy is driven by our differentiated technology, which allows us to drive customer adoption through a mature “sell-to” motion targeting enterprise architects that is complemented by a “buy-from” motion targeting application developers. This provides us with a powerful flywheel that will continue to expand the reach and awareness of our platform among enterprise architects and application developers, which we believe will enable us to drive more effective marketing initiatives, shorter sales cycles and higher sales volume.

•

Architected for Today and Tomorrow. We have architected our platform with a long-term vision towards providing the highest performance, reliability, scalability and agility for mission-critical applications at the largest enterprises all in one unified platform. In doing so, we have tackled and solved major computer science problems.

•

People and Culture (Be Valued, Create Value). Our most important asset is our people. We are committed to a work environment where each employee feels valued, respected and treated like a critical member of the team to contribute to the company as well as to the broader community. Our true purpose is greater than career aspirations and corporate missions—it’s about making life better for everyone we care about.

Our Market Opportunity

The operational database market is one of the largest in the software industry and has yet to transition to next-generation NoSQL technologies. Based on data from IDC, we estimate that our total addressable market opportunity is approximately $42.9 billion in 2020 and expected to grow to approximately $62.2 billion in 2024. We calculated this estimate by aggregating the projected vendor revenue in the following IDC data management software categories: non-relational database management systems and relational database management systems.2 We believe that an increasing amount of the worldwide database software spend will be directed towards new technologies as workloads evolve to support dynamic data and data-driven applications.

Separately, we have calculated our total addressable market opportunity as approximately $57.4 billion. To arrive at this figure, we leveraged data from HG Insights that estimates on a company-by-company basis, the total database spend and total IT spend of each of the companies in the Forbes Global 2000.3 Using this data, we fit a linear regression between total IT spend and total database spend. Finally, we applied this linear regression to Gartner, Inc.’s, or Gartner’s, total worldwide IT spending forecast in 2020 to estimate the worldwide database spending forecast, which we believe represents our total addressable market opportunity.4

As customers realize the benefits of our platform, they increasingly migrate their existing applications and build their new applications on our platform. As this trend continues, we become a primary data store for applications and our database becomes a source of truth, and ultimately, a system of record, which further enhances our customers’ use of our platform. This strategy has been critical to the growth of our business and we believe it will enable us to continue to capture significant opportunities in the future. Once Couchbase becomes embedded as a system of record for our customers, they come to rely on our database and become loyal and growing customers.

The database market has experienced significant evolution in some parts of the database industry. Whereas operational databases help run applications, analytical databases do not operate in real time. They were designed

[2]	IDC; see the section titled “Industry, Market and Other Data.”
[3]	HG Insights; see the section titled “Industry, Market and Other Data.”
[4]	Gartner; see the section titled “Industry, Market and Other Data.”

to help businesses make decisions across a large set of data. Both categories evolved to optimize for the workloads they serve and have made core architectural decisions that make it difficult to serve both markets comprehensively. Already, we have seen tremendous transformation in the analytical database market driven by technology trends such as machine learning and IoT. We believe that the operational database market is primed for a rapid and secular shift to next-generation NoSQL technologies.

Our Growth Strategy

Key elements of our growth strategy include:

•	Focus on Sustained Differentiation and Innovation for Enterprise Applications

•

Core Platform to Enable Agility, Flexibility with Performance. Enterprises are re-architecting mission-critical applications to allow them to function in the cloud, resulting in better scalability, user experience and security.

•

Couchbase Cloud to Enable Easy Management and Consumption of our Sophisticated Core Platform. Couchbase Cloud is our fully-managed cloud product built on Couchbase Server which enables enterprises to control their data, security and operational costs while avoiding vendor lock-in on their Infrastructure-as-a-Service, or IaaS, provider. According to a 2020 study commissioned by us and published by Altoros, Couchbase Cloud processed more operations per dollar with a lower TCO compared to MongoDB’s Atlas cloud service and Amazon’s DynamoDB database service.[5]

•	Building out a Strong Enterprise Go-to-Market Motion and Growing Mindshare among Application Developers

•

Expand within our Existing Customers. Many of our customers initially deploy our platform for initial applications as a cache or source of truth. As these customers realize the benefits of our platform, they may choose to deploy Couchbase as a system of record for their mission-critical applications. Our platform is built for customers to consolidate multiple point solutions from caching to a document database into a single high performance, reliable, scalable and agile platform.

•

Further Grow Our Customer Base to Add New Customers. Our go-to-market motion is built on a highly instrumented direct selling motion to enterprises for mission-critical applications. Our “sell-to” motion focuses on capturing the top down strategic demands of enterprises through enterprise architects. We are also working on growing our “buy-from” selling motion through application developers, who are a key constituent driving digital transformation within their companies.

•

Building World-Class Teams. Couchbase’s foundation is built on the twin pillars of culture and people. We believe that we employ the best talent in the industry and enable our employees to do the best and most fulfilling work within a culture we believe in and care about deeply.

[5]

TCO evaluations were conducted on three different cluster configurations—6, 9, and 18 nodes—as well as under four different workloads. TCO for Couchbase Cloud, MongoDB Atlas and Amazon DynamoDB were respectively calculated based on (i) per instance-hour costs billed by Couchbase and per infrastructural service costs billed by Amazon Web Services, (ii) the use of Atlas Instance, Atlas Data Storage and Atlas Data Transfer for cluster configuration and (iii) read/write capacities with no additional index or autoscaling. See the section titled “Industry, Market and Other Data” for more information.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties that make an investment in our common stock speculative or risky, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have a history of net losses and may not achieve or maintain profitability in the future;

•	We may not continue to grow on pace with historical rates;

•	If we fail to manage our growth effectively, our brand, business, financial condition and results of operations could be adversely affected;

•	We face intense competition and if we are unable to compete effectively, our business, financial condition and results of operations would be adversely affected;

•

We may fail to cost-effectively acquire new customers or obtain renewals, upgrades or expansions from our existing customers, which would adversely affect our business, financial condition and results of operations;

•	The market for our products and services is relatively new and evolving, and our future success depends on the growth and expansion of this market;

•	If we fail to innovate in response to changing customer needs, new technologies or other market requirements, our business, financial condition and results of operations could be harmed;

•	We have a limited operating history, which makes it difficult to predict our future results of operations;

•

Our future results of operations may fluctuate significantly, and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially; and

•

We rely significantly on revenue from subscriptions, which may decline and, because we recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website, press releases, public conference calls, webcasts and our corporate blog at blog.couchbase.com.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in 2008 as NorthScale, Inc., a Delaware corporation. In 2010, we changed our name to Membase, Inc. In 2011, Membase, Inc. merged with CouchOne, Inc. and in connection with the merger, we changed our name to Couchbase, Inc. Our principal executive offices are located at 3250 Olcott Street, Santa Clara, California 95054, and our telephone number is (650) 417-7500. Our website address is

www.couchbase.com. Information contained on, or accessible through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Couchbase,” our logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Couchbase, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

JOBS Act

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates, (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We have elected to use the extended transition periods available under the JOBS Act. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

See the section titled “Risk Factors—Risks Related to Ownership of Our Common Stock—We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock from us	shares

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $             (or approximately $             if the underwriters’ option to purchase additional shares of our common stock is exercised in full), based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may use some of the net proceeds we receive from this offering to repay all or a portion of the outstanding debt under the credit facility with Silicon Valley Bank, or the Credit Facility. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Concentration of ownership

Upon the completion of this offering, our executive officers, directors and holders of 5% or more of our common stock will beneficially own, in the aggregate, approximately             % of the outstanding shares of our common stock.

Proposed Nasdaq trading symbol	“BASE”

The number of shares of our common stock that will be outstanding after this offering is based on              shares of our common stock (after giving effect to the Capital Stock Conversion (as defined below)) outstanding as of             , and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of warrants to purchase common stock outstanding as of , with an exercise price of $ per share;

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, which will become effective prior to the completion of this offering;

•

             shares of our common stock reserved for future issuance under our 2018 Equity Incentive Plan, as amended, or 2018 Plan, as of             , which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2018 Plan; and

•	shares of our common stock to be reserved for future issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and our ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2018 Plan or our 2008 Equity Incentive Plan, as amended, or 2008 Plan, that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of              shares of our common stock, including              shares of common stock issuable pursuant to the anti-dilution adjustment provisions relating to our Series E redeemable convertible preferred stock and including              shares of common stock issuable upon the automatic conversion of the Series G redeemable convertible preferred stock, including shares issuable in respect of accrued, undeclared and unpaid dividends through the date of completion of this offering, based on a conversion rate of              based on             % of the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, the conversion of which will occur immediately prior to the completion of this offering, or the Capital Stock Conversion;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or warrants subsequent to ; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data for the periods indicated. We have derived the summary consolidated statements of operations data for the years ended January 31, 2020 and 2021 and consolidated balance sheet data as of January 31, 2021 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,
	2020	2021

	(in thousands, except per share data)
Revenue:
License	$11,128	$14,032
Support and other	65,472	82,904

Total subscription revenue	76,600	96,936
Services	5,921	6,349

Total revenue	82,521	103,285

Cost of revenue:
Subscription(1)	3,446	6,074
Services(1)	4,356	5,543

Total cost of revenue	7,802	11,617

Gross profit	74,719	91,668

Operating expenses:
Research and development(1)	31,672	39,000
Sales and marketing(1)	57,829	70,248
General and administrative(1)	15,561	15,500

Total operating expenses	105,062	124,748

Loss from operations	(30,343)	(33,080)
Interest expense	(4,657)	(6,970)
Other income (expense), net	6,509	1,111

Loss before income taxes	(28,491)	(38,939)
Provision for income taxes	766	1,044

Net loss	$(29,257)	$(39,983)

Cumulative dividends on Series G redeemable convertible preferred stock	—	(4,076)

Net loss attributable to common stockholders	$(29,257)	$(44,059)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.13)	$(3.08)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	13,723	14,293

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(0.54)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		74,635

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2020	2021

	(in thousands)
Cost of revenue—subscription	$54	$69
Cost of revenue—services	22	54
Research and development	1,080	1,316
Sales and marketing	920	1,536
General and administrative	1,342	1,696

Total stock-based compensation expense	$3,418	$4,671

(2)

See Notes 2 and 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders and the weighted-average shares used in computing the per share amounts.

	As of January 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$56,843	$56,843	$
Working capital(4)	30,682	30,682
Total assets	117,188	117,188
Deferred revenue, current and noncurrent	61,710	61,710
Long-term debt(5)	24,948	24,948
Redeemable convertible preferred stock	259,822	—
Total stockholders’ equity (deficit)	(246,342)	13,480

(1)

The pro forma column in the consolidated balance sheet table above gives effect to: (i) the Capital Stock Conversion, as if such conversion had occurred on January 31, 2021 and (ii) the filing and effectiveness of our amended and restated certificate of incorporation.

(2)

The pro forma as adjusted column in the consolidated balance sheet data table above gives effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of             shares of our common stock in this offering, based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $             million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

(4)	Working capital is defined as current assets less current liabilities.
(5)	See Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information.

Key Business Metrics

We review a number of operating and financial metrics, including the following key business metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Annual Recurring Revenue

	As of January 31,
	2020	2021

	(in millions)
ARR	$88.1	$107.8

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Annual Recurring Revenue” for information about how we calculate ARR.

Customers

	As of January 31,
	2020	2021
Customers	509	541

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Customers” for information about how we calculate our number of customers.

Non-GAAP Financial Measures

In addition to our financial information presented in accordance with GAAP, we believe the following non-GAAP financial measures are useful to investors in evaluating our operating performance. We use the following non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that the following non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, may be helpful to investors because they provide consistency and comparability with past financial performance and meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. These non-GAAP financial measures are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP financial measures used by other companies. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense recorded to cost of revenue. We use non-GAAP gross profit and non-GAAP gross margin in conjunction with GAAP financial measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,
	2020	2021

	(dollars in thousands)
Gross profit	$74,719	$91,668
Non-GAAP gross profit	74,795	91,791
Gross margin	91%	89%
Non-GAAP gross margin	91%	89%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense and litigation-related expenses. We use non-GAAP operating loss and non-GAAP operating margin in conjunction with GAAP measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,
	2020	2021

	(dollars in thousands)
Loss from operations	$(30,343)	$(33,080)
Non-GAAP operating loss	(22,786)	(28,196)
Operating margin	(37)%	(32)%
Non-GAAP operating margin	(28)%	(27)%

Free Cash Flow

We define free cash flow as cash used in operating activities less purchases of property and equipment, which includes capitalized internal-use software costs. We believe free cash flow is a useful indicator of liquidity that provides our management, board of directors and investors with information about our future ability to generate or use cash to enhance the strength of our balance sheet and further invest in our business and pursue potential strategic initiatives. For the years ended January 31, 2020 and 2021, our free cash flow included cash paid for interest on our long-term debt of $3.8 million and $6.0 million, respectively. For the year ended January 31, 2020, our free cash flow included cash received from a litigation settlement, net of expenses, of $2.3 million. This amount was not material for the year ended January 31, 2021.

	Year Ended January 31,
	2020	2021

	(in thousands)
Net cash used in operating activities	$(21,757)	$(39,178)
Net cash used in investing activities	(4,710)	(22,412)
Net cash provided by financing activities	35,780	80,501
Free cash flow	(26,467)	(41,997)

See the section titled “Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Financial Measures” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. The last day of our fiscal year is January 31. Our fiscal years ended January 31, 2020 and 2021 are referred to herein as fiscal 2020 and fiscal 2021, respectively.

Risks Related to Our Business and Industry

We have a history of net losses and may not achieve or maintain profitability in the future.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the near future. We incurred net losses of $29.3 million and $40.0 million for fiscal 2020 and 2021, respectively. As of January 31, 2021, we had an accumulated deficit of $283.8 million. We expect our costs to increase in future periods. In particular, we intend to continue to invest significant resources to further develop our platform, expand our sales and marketing and expand our operations and infrastructure, both domestically and internationally. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting and other expenses as a newly public company. Any failure to increase our revenue sufficiently at a rate that exceeds the rate of increase in our investments and other expenses could prevent us from achieving or maintaining profitability.

We may not continue to grow on pace with historical rates.

Our historical revenue growth should not be considered indicative of our future performance. Our revenue was $82.5 million and $103.3 million for fiscal 2020 and 2021, respectively. However, you should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics or key business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods. We expect our revenue growth rate to continue to fluctuate over the short term. Our revenue growth rate may also decline in future periods for a number of reasons, including slowing adoption of or demand for our products and services, increasing competition, a decrease in the growth of our overall market, changes to technology or our failure to capitalize on growth opportunities, among others. In addition, our revenue growth rate may experience increased volatility due to global societal and economic disruption, including the COVID-19 pandemic. If our revenue growth rate declines, investors’ perceptions of our business and the market price of our common stock could be adversely affected.

If we fail to manage our growth effectively, our brand, business, financial condition and results of operations could be adversely affected.

We have experienced strong growth in our employee headcount, our geographic reach and our operations, and we expect to continue to experience growth in the future. Our employee headcount grew from 437 as of January 31, 2020 to 562 as of January 31, 2021. Employee growth has occurred both at our headquarters and in a number of locations across the United States and internationally. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of our culture.

Continued growth could challenge our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain customer satisfaction. In addition, we have encountered and will continue to encounter risks and challenges frequently experienced by growing companies in evolving industries, including market acceptance of our products and services, intense competition and our ability to manage our costs and operating expenses. Further, as our customers adopt our products and services for an increasing number of use cases, we have had to support more complex commercial relationships. We must continue to improve and expand our information technology, or IT, and financial infrastructure, operating and administrative systems and relationships with various partners and other third parties. In addition, we operate globally, sold subscriptions in more than 50 countries as of January 31, 2021 and have established subsidiaries in the United Kingdom, India, France, Germany, Israel, Japan and the United Arab Emirates. We plan to continue to expand our international operations into other countries in the future, which will place additional demands on our resources and operations. If we do not manage the growth of our business and operations effectively, the quality of our products and services and the efficiency of our operations could suffer. This could impair our ability to attract new customers, retain existing customers and expand their use of our products and services, any of which could adversely affect our brand, business, financial condition and results of operations.

We face intense competition and if we are unable to compete effectively, our business, financial condition and results of operations would be adversely affected.

The database software market in which we operate is competitive and characterized by rapid changes in technology, customer requirements and industry standards and frequent introductions of new products and services. Many established businesses aggressively compete against us and have offerings with functionalities similar to those of our products and services. These competing offerings may also be complementary with ours and customers often deploy our platform alongside a competitor’s product.

We primarily compete with established legacy database providers, such as Oracle, IBM and Microsoft, providers of NoSQL database offerings, such as MongoDB, and cloud infrastructure providers with database functionalities, such as Amazon, Microsoft and Google. In the future, other large software and internet companies with substantial resources, customers and brand power may also seek to enter our market.

Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages, such as:

•	greater name recognition and brand awareness, longer operating histories and larger customer bases and application developer communities;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with partners and customers;

•	greater professional services and customer support resources;

•	greater resources to make acquisitions and enter into strategic partnerships;

•	lower labor and research and development costs;

•	larger and more mature intellectual property rights portfolios; and

•	substantially greater financial, technical and other resources.

If we fail to compete effectively with respect to any of these competitive advantages, we may fail to attract new customers or lose or fail to renew existing customers, which would adversely affect our business, financial condition and results of operations.

We expect competition to increase as other established and emerging companies enter our market, as customer requirements evolve and as new offerings and technologies are introduced. New start-up companies that innovate and competitors that are making significant investments in research and development or that are in adjacent markets may introduce similar or superior offerings and technologies that compete with our offerings. Potential customers may also believe that substitute technologies which have similar functionality or features as our products are sufficient, or they may believe that ancillary solutions that address narrower segments overall are nonetheless adequate for their needs. Our competitors could also introduce new offerings with competitive pricing and performance characteristics or undertake more aggressive marketing campaigns than ours. Further, we have historically elected to make core portions of our source code available on an open source basis to facilitate adoption, as well as collaboration and participation, from our application developer communities. However, we may not be successful in this strategy, and our recent move toward source-available licensing, as well as the continued availability of our source code, may enable others to compete more effectively against us. Such competitive pressures may adversely affect our financial performance. Further, the market in which we compete has attracted significant investments from a wide range of funding sources, and we anticipate that many of our competitors will continue to be highly capitalized. These investments, along with the other competitive advantages discussed above, may allow our competitors to compete more effectively against us. In addition, conditions in our market could change rapidly and significantly as a result of technological advancements and changing customer preferences and companies with greater financial resources and technical capabilities may be able to respond more quickly to changes that could render our products and services less attractive or obsolete. Additionally, some of our current or potential competitors have made or could make acquisitions of businesses or establish cooperative relationships, among themselves or with others, that may allow them to offer more directly competitive and comprehensive offerings than were previously offered and adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their offerings more quickly than we do. For all of these reasons, we may not be able to compete successfully against our current or potential competitors. If we are unable to anticipate or effectively react to competitive challenges, our competitive position would weaken, and our business, financial condition and results of operations would be adversely affected.

We may fail to cost-effectively acquire new customers or obtain renewals, upgrades or expansions from our existing customers, which would adversely affect our business, financial condition and results of operations.

Our continued growth depends, in part, on our ability to cost-effectively acquire new customers. Numerous factors, however, may impede our ability to add new customers, including our failure to attract, effectively train, retain and motivate sales and marketing personnel, our failure to develop or expand relationships with our partners, our failure to foster awareness of our platform including through an inability to leverage the Community Edition or free trials of our products and our failure to otherwise expand our relationships with enterprise architects, application developers and other key functions that support them, including operational and technical teams.

Our success also depends, in part, on our existing customers renewing their subscriptions upon the expiration of existing contract terms and our ability to expand our relationships with our existing customers, including broadening their use cases within our products and adopting additional Couchbase products and services. The non-cancelable term of our subscriptions typically ranges from one to three years but may be longer or shorter in limited circumstances. Our customers have no obligation to renew or upgrade their subscriptions, and in the normal course of business, some customers have elected not to renew. In addition, our customers may decide not to renew their subscriptions with a similar contract period or at the same prices or terms or capacity, or may decide to otherwise downgrade their subscriptions. For example, the impact of the COVID-19 pandemic on the current economic environment has caused, and may in the future cause, certain customers to request concessions including extended payment terms or better pricing, increased customer churn, a lengthening of our sales cycles with prospective customers, a delay of planned projects or expansions and reduced contract values with certain prospective and existing customers. Our customer retention or our customers’ use of our products and services may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products and services, our licensing models, the prices, features or perceived value of competing offerings, changes to our offerings or general economic conditions. Our business model entails significant investments in our technology, sales and marketing function and operations ahead of our planned growth. If these efforts fail and our customers do not renew, increase their subscriptions or increase their usage of our offerings, or if they renew their subscriptions on terms less favorable to us or fail to increase adoption of our products and services, our business, financial condition and results of operations would be adversely affected.

Additionally, our success depends, in part, on our determination of which product features to include in our Community Editions, which are the free versions of our products, versus Enterprise Editions, which are the paid versions of our products, including the timing of when to incorporate Enterprise Edition features into our Community Edition. Any failure on our part to determine the correct balance and timing may adversely affect our business. Existing or potential customers may determine that the functionality of our Community Edition is sufficient for their needs and as a result may not convert from the use of our Community Edition or free trials to a paid product or downgrade from our paid Enterprise Edition to our Community Edition. Further, customers of our Enterprise Edition may violate our license terms by using our product in production without paying for a subscription and we may not always be able to determine when this occurs or enforce our license terms.

In addition, our ability to increase our customer base, in particular, in new industry verticals that we are still growing our presence in, and our ability to achieve broader market acceptance of our products and services in such industries, will depend on our ability to effectively organize, focus and train our sales and marketing personnel, develop efficient pricing and product strategies and educate the enterprise architects and application developers in such industries about the benefits and features of our products and services. Adapting our products and services and our marketing efforts to target specific industries will require significant resources. If the costs of these sales and marketing efforts and investments do not result in corresponding increases in revenue, our business, financial condition and results of operations may be adversely affected.

The market for our products and services is relatively new and evolving, and our future success depends on the growth and expansion of this market.

The market for our products and services is relatively new and evolving, and it is uncertain whether this market will continue to grow, and even if it does grow, how rapidly it will grow, or whether our products and services will be more widely adopted. For example, many enterprises have invested substantial resources into legacy database solutions and may be reluctant or unwilling to migrate to or invest in alternative solutions. Accordingly, any predictions or forecasts about our future growth, revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. Our success will depend, in part, on market acceptance and the widespread adoption of our products and services as an alternative to other offerings and the selection of our products and services over competing offerings that may have similar functionality. Technologies related to database offerings are still evolving and we cannot predict market acceptance of our products and services or the development of other competing offerings based on entirely new technologies. For example, we currently derive and expect to continue to derive a substantial majority of our revenue and cash flows from subscriptions for, and services related to, the Enterprise Edition of our Couchbase platform, which includes Couchbase Server, our flagship product, and Couchbase Mobile, a full featured embedded NoSQL database for mobile and edge devices that can securely synchronize locally stored data with Couchbase Server and other devices. Demand for our platform is affected by a number of factors, many of which are beyond our control, including continued market acceptance by existing customers and potential customers, the ability to expand the product for different use cases, the timing of development and releases of new offerings by our competitors, technological change and the growth or contraction in the market in which we compete. It is possible that customer adoption of our new products, such as Couchbase Cloud, may replace a portion of customer spend on our existing products. If the market for database solutions, and for NoSQL database solutions in particular, does not continue to grow as expected, or if we are unable to continue to efficiently and effectively respond to the rapidly evolving trends and meet the demands of our customers, achieve more widespread market awareness and adoption of our products and services or otherwise manage the risks associated with the introduction of new products and services, our competitive position would weaken and our business, financial condition, results of operations and prospects would be adversely affected.

If we fail to innovate in response to changing customer needs, new technologies or other market requirements, our business, financial condition and results of operations could be harmed.

Our ability to attract new customers and expand our relationship with our existing customers depends, in part, on our ability to enhance and improve our products and services, introduce compelling new features and address additional use cases. To grow our business and remain competitive, we must continue to enhance our products and services and develop features that reflect the constantly evolving nature of technology and our customers’ needs. Our market is also subject to rapid technological change, evolving industry standards and changing regulations, as well as changing customer needs, requirements and preferences. The success of any new or enhanced product or service features depends on several factors, including our anticipation of market changes and market demand for the enhanced features, timely completion and delivery, adequate quality testing, integration of our products and services with existing technologies and applications and competitive pricing. For example, in June 2020, we announced the generally available release of a fully-managed Database-as-a-Service, or DBaaS, offering, Couchbase Cloud, and as a relatively new product offering, it is uncertain whether Couchbase Cloud will be widely adopted or how well it will be received by our existing and potential customers. If our investments in new products and services, including Couchbase Cloud, are not successful, our business, financial condition and results of operations would be adversely affected.

In addition, because our products and services are designed to operate with a variety of systems, applications, data and devices, we will need to continuously modify and enhance our products and services to keep pace with changes in such systems. We may not be successful in developing these modifications and enhancements. The addition of features and solutions to our products and services will increase our research and development expenses. Further, the addition of new products, such as Couchbase Cloud, will increase our compliance and other expenses, including personnel and security and cloud infrastructure expenses. Any new features that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related research and development and other related expenses. It is difficult to predict customer adoption of new features. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we are unable to successfully develop new product features, enhance our existing product features to meet customer requirements, gain market acceptance or otherwise manage the risks associated with the development of new products and features, our business, financial condition and results of operations would be adversely affected. If new technologies emerge that enable others to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our professional services and training have grown as our subscription revenue has grown. We believe our investment in services facilitates the adoption of our products. As a result, our sales efforts have focused on helping our customers realize the value of our products rather than on the profitability of our services business. In the future, we intend to price our services based on the anticipated cost of those services with the aim of improving the gross profit percentage of our professional services business. If we are unable to manage the growth of our services business and improve our profit margin from these services, our results of operations, including our profit margins, will be harmed.

We have a limited operating history, which makes it difficult to predict our future results of operations.

We were formed in 2011 with the merger of Membase, Inc. and CouchOne, Inc. Since our formation, we have frequently expanded our product features and services and evolved our pricing methodologies. Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

•	accurately forecast our revenue and plan our expenses;

•	increase the number of new customers and retain and expand relationships with existing customers;

•	successfully introduce new products and services;

•	successfully compete with current and future competitors;

•	successfully expand our business in existing markets and enter new markets and geographies;

•	anticipate and respond to macroeconomic and technological changes and changes in the markets in which we operate;

•	maintain and enhance the value of our reputation and brand;

•	maintain and expand our relationships with partners;

•	maintain and expand our relationships with enterprise architects, application developers and other key functions that support them;

•	successfully execute on our sales and marketing strategies;

•	adapt to rapidly evolving trends in the ways consumers interact with technology;

•	hire, integrate and retain talented technology, sales, customer service and other personnel; and

•	effectively manage rapid growth in our personnel and operations.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, results of operations and prospects could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

Our future results of operations may fluctuate significantly, and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our results of operations may fluctuate from period to period as a result of a number of factors, many of which are outside of our control and may be difficult to predict. Some of the factors that may cause our results of operations to fluctuate from period to period include:

•	market acceptance and the level of demand for our products and services;

•	the quality and level of our execution of our business strategy and operating plan;

•	the effectiveness of our sales and marketing programs;

•	the length of our sales cycle, including the timing of renewals;

•	our ability to attract new customers, particularly large enterprises;

•	our ability to retain customers and expand their adoption of our products and services, particularly our largest customers;

•	our ability to successfully expand internationally and penetrate key markets;

•	our failure to maintain the level of service uptime and performance required by our customers with certain of our products;

•	technological changes and the timing and success of new or enhanced product features by us or our competitors or any other change in the competitive landscape of our market;

•	our product mix and the revenue recognition related to such products;

•	changes in the timing of renewals, average contract term or the timing of software revenue recognition, any of which may impact implied growth rates;

•	changes to our packaging and licensing models, which may impact the timing and amount of revenue recognized;

•	increases in and the timing of operating expenses that we may incur to grow our operations and to remain competitive;

•	pricing pressure as a result of competition or otherwise;

•	seasonal buying patterns;

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delays in our sales cycles, decreases in sales to new customers and reductions in upselling and cross-selling to existing customers due to the impact on global business and IT spending as a result of the COVID-19 pandemic;

•	the implementation of cost-saving activities as a result of the COVID-19 pandemic;

•	the impact and costs, including those with respect to integration, related to the acquisition of businesses, talent, technologies or intellectual property rights;

•	our inability to enforce our licenses associated with our products;

•	our ability to successfully hire and retain employees and key members of our management team;

•	changes in the legislative or regulatory environment;

•	adverse litigation judgments, settlements or other litigation-related costs; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in our results of operations. We also intend to continue to invest significantly to grow our business in the near future. The variability of our results of operations or other operating estimates could result in our failure to meet our expectations or those of securities analysts or investors. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could decline, and we could face costly lawsuits, including securities class action suits.

We rely significantly on revenue from subscriptions, which may decline and, because we recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription revenue accounts for a significant portion of our revenue, comprising 93% and 94% of total revenue for fiscal 2020 and 2021, respectively. Sales of new or renewal subscriptions may decline and fluctuate as a result of a number of factors, including customers’ level of satisfaction with our products, the prices of our products, the prices of competitors’ products and reductions in our customers’ spending levels. If our sales of new or renewal subscription contracts decline, our total revenue and revenue growth rate may decline and our business will suffer.

Under most of our contracts, we recognize a portion of subscription revenue upon transfer of the software license to the customer and the larger remainder of the transaction price ratably over the term of the arrangement. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information. As we significantly rely on subscription revenue, a significant portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into in prior periods. Consequently, a decline in new sales or renewals in any one period may not be immediately reflected in our results of operations for such period. Any such decline, however, would be reflected in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of and demand for our products and changes in our rate of renewals or customer churn may not be fully reflected in our results of operations until future periods. Our subscription-based products also make it difficult to rapidly increase our revenue through additional sales in any period, as a significant portion of such revenue from customers will be recognized over the term of the applicable agreement.

Further, we intend to increase our investment in research and development, sales and marketing and general and administrative functions and other areas to grow our business. These costs are generally expensed as incurred, as compared to our revenue, of which a significant portion is recognized ratably in future periods. We may recognize the costs associated with such increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our financial condition and results of operations.

We depend on our sales force, and we may fail to attract, retain, motivate or train our sales force, which could adversely affect our business, financial condition and results of operations.

We depend on our sales force to obtain new customers and to drive additional sales to existing customers by selling them new subscriptions and expanding the value of their existing subscriptions. We believe that there is significant competition for sales personnel, including sales representatives, sales managers and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in part, on our decision to hire and succeed in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. Our hiring, training and retention efforts have been, and may further be, hindered by the constraints placed on our business as a result of the COVID-19 pandemic, including measures that we take proactively and those that are imposed upon us by government authorities. New hires require significant training and may take significant time before they achieve full productivity, and our remote and online onboarding and training processes may be less effective and take longer. Further, hiring sales personnel in new countries requires additional set up and upfront costs that we may not recover if the sales personnel fail to achieve full productivity. If we are unable to attract, retain, motivate and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner or our sales personnel are not successful in bringing potential customers into the pipeline, converting them into new customers or increasing sales to our existing customer base, our business, financial condition and results of operations would be adversely affected.

Our sales strategy to target larger enterprises involves risks that may not be present or that are present to a lesser extent with respect to smaller enterprises, such as long and unpredictable sales cycles and sales efforts that require considerable time and expense.

Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller customers, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs and less predictability in completing some of our sales. For example, large customers may require considerable time to evaluate and test our products and services prior to making a purchase decision. They may also need to build and test the applications to be used with our products prior to a sale, which also lengthens and introduces additional uncertainty and risk to the sales process. A number of factors influence the length and variability of our sales cycles, including the need to educate potential customers about the uses and benefits of our products and services, the discretionary nature of purchasing and budget cycles and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycles, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. Large customer sales have, in some cases, occurred in periods subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a period could affect our cash flows and results of operations for that fiscal period and for future periods. Moreover, large customers often begin to deploy our products on a limited basis but nevertheless negotiate pricing discounts, which increase our upfront investment in the sales effort with no guarantee that sales to these customers will justify our substantial upfront investment. If we fail to effectively manage risks associated with sales cycles and sales to large customers, our business, financial condition and results of operations could be adversely affected.

If we are not able to maintain and enhance our brand, especially among enterprise architects, application developers and other key functions that support them, our business and results of operations may be adversely affected.

We believe that maintaining and enhancing our brand and our reputation as a leader in the market for database solutions is critical to our relationship with our existing customers and partners and our ability to attract new customers and partners. The successful promotion of our brand will depend on a number of factors, including our marketing efforts, our ability to foster awareness among enterprise architects, application developers and other key functions that support them, our ability to continue to develop high-quality products and services, our ability to successfully differentiate our products and services from those of our competitors, our ability to maintain the reputation of our products and services for data security and our ability to obtain, maintain, protect, defend and enforce our intellectual property and proprietary rights. Our brand promotion activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reports of our products and services, as well as the offerings of our competitors, and perception of our products and services in the marketplace may be significantly influenced by these reports. If these reports are negative, or less positive as compared to those of our competitors, our reputation and brand may be adversely affected. Additionally, the performance of our partners may affect our reputation and brand if customers do not have a positive experience with our partners.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks and our competitors may adopt trade names or trademarks similar to ours leading to market confusion. If we are otherwise unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. The maintenance and promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, we expand into new geographies and markets and more sales are generated through our partners. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increase in revenue from such brand promotion initiatives may not offset the increased expenses we incur. If we do not successfully maintain and enhance our reputation and brand, we may have reduced pricing power relative to our competitors, we could lose customers or we could fail to attract potential customers or expand sales to our existing customers, all of which could materially and adversely affect our business, financial condition and results of operations.

The global COVID-19 pandemic has harmed and could continue to harm our business and results of operations.

The COVID-19 pandemic and efforts to mitigate its impact have significantly curtailed the movement of people, goods and services worldwide, including in the geographic areas in which we conduct our business operations and from which we generate our revenue. It has also caused societal, economic and financial market volatility, resulting in business shutdowns and reduced business activity. We believe that the COVID-19 pandemic has had a negative impact on our business and results of operations, primarily as a result of:

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delaying or pausing digital transformation and expansion projects and negatively impacting IT spending, which has caused potential customers to delay or forgo purchases of subscriptions for our products and services, and which has caused some existing customers to fail to renew subscriptions, reduce their usage or fail to expand their usage of our products;

•	restricting our sales operations and marketing efforts, reducing the effectiveness of such efforts in some cases and delaying or lengthening our sales cycles;

•	delaying collections or resulting in an inability to collect accounts receivable, including as a result of customer bankruptcies; and

•	delaying the delivery of professional services and training to our customers.

The COVID-19 pandemic may cause us to continue to experience the foregoing challenges in our business in the future and could have other effects on our business, including disrupting our ability to develop new offerings and enhance existing offerings, market and sell our products and services and conduct business activities generally.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to reduce the risk of the virus spreading to our employees, our customers and the communities in which we operate, and we may take further actions as required by government entities or that we determine are in the best interests of our employees, customers, partners and third-party service providers. In particular, governmental authorities have instituted shelter-in-place policies or other restrictions in many jurisdictions in which we operate, including in the San Francisco Bay Area where our headquarters are located, which policies require most of our employees to work remotely. Even once shelter-in-place policies or other governmental restrictions are lifted, we expect to take a measured and careful approach to have employees returning to offices and travel for business. These precautionary measures and policies could negatively impact product innovation and development and employee and organizational productivity, training and collaboration or otherwise disrupt our business operations. The extent and duration of working remotely may expose us to increased risks of security breaches or incidents. We may need to enhance the security of our products and services, our data and our internal IT infrastructure, which may require additional resources and may not be successful.

In addition, the COVID-19 pandemic has disrupted and may continue to disrupt the operations of our customers and partners, particularly our customers in industries, including travel and entertainment, that have been especially impacted by the pandemic. Other disruptions or potential disruptions resulting from the COVID-19 pandemic include restrictions on our personnel and the personnel of our partners to travel and access customers for training, delays in product development efforts and additional government requirements or other incremental mitigation efforts that may further impact our business and results of operations. The extent to which the COVID-19 pandemic continues to impact our business and results of operations will also depend on future developments that are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the disease, the duration and spread of the outbreak, the scope of travel restrictions imposed in geographic areas in which we operate, mandatory or voluntary business closures, the impact on businesses and financial and capital markets and the extent and effectiveness of the development of vaccines and other actions taken throughout the world to contain the virus or treat its impact. An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material negative impact on our business, financial condition and results of operations, though the full extent and duration is uncertain. To the extent the COVID-19 pandemic continues to adversely affect our business and financial condition, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our business could be adversely affected by economic downturns.

Prolonged economic uncertainties or downturns could adversely affect our business, financial condition and results of operations. Negative conditions in the general economy in either the United States or abroad, including conditions resulting from financial and credit market fluctuations, changes in economic policy, trade uncertainty including changes in tariffs, sanctions, international treaties and other trade restrictions, the occurrence of a natural disaster or global public health crisis such as the COVID-19 pandemic or armed conflicts, could continue to cause a decrease in corporate spending on IT offerings in general and negatively affect the growth of our business.

These conditions could make it extremely difficult for our customers and us to forecast and plan future business activities accurately and could cause our customers to reevaluate their decision to purchase our products and services, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Further, during challenging economic times, our customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us, if at all. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would adversely affect our results of operations.

A substantial downturn in any of the industries in which our customers operate may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on IT offerings. Customers in these industries may delay or cancel projects or seek to lower their costs by renegotiating vendor contracts. To the extent subscriptions to our products or expenditures on our services are perceived by existing customers or potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general IT spending.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry or geography. Any economic downtowns of the general economy or industries in which we operate would adversely affect our business, financial condition and results of operations.

Real or perceived errors, failures or bugs in our products or interruptions or performance problems associated with our technology and infrastructure could adversely affect our growth prospects, business, financial condition and results of operations.

Our products are complex, and therefore, undetected errors, failures or bugs have occurred in the past and may occur in the future. Our products are used in IT environments with different operating systems, system management software, applications, devices, databases, servers, storage, middleware, custom and third-party applications and equipment and networking configurations, which may cause errors or failures in the IT environment into which our products are deployed. This diversity increases the likelihood of errors or failures in those IT environments. Despite testing by us, real or perceived errors, failures or bugs in our customer solutions, software or technology or the technology or software we license from third parties, including open source software, may not be found until our customers use our products. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our products, harm to our brand, weakening of our competitive position or claims by customers for losses sustained by them or our failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any errors, failures or bugs in our products could impair our ability to attract new customers, retain existing customers or expand their use of our products, any of which could adversely affect our business, financial condition and results of operations.

For certain of our products, our success depends, in part, on the ability of our existing customers and potential customers to access such products at any time and within an acceptable amount of time. We may experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes or failures, human or software errors, malicious acts, terrorism, denial of service attacks or other security related incidents or capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In some instances, we may not be able to identify or remedy the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and customer implementations become more complex. If our products are unavailable or if our customers are unable to access our products within a reasonable amount of time or at all, or if other performance problems occur, we may experience a loss of customers, lost or delayed market acceptance of our platform and services, delays in payment to us by customers, injury to our reputation and brand, legal claims against us and the diversion of our resources. The foregoing risks associated with any outage or service disruptions are magnified by the fact that our platform is typically used by our customers to support mission-critical applications. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations could be adversely affected.

Some of our customer contracts contain service level commitments, which contain specifications regarding response times for support, performance of our products and availability of our services. Any failure of or disruption to our infrastructure could impact the performance of our products and the availability of services to customers. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our products or services, we may be contractually obligated to provide affected customers with service credits for future subscriptions. In certain cases, we may face contract termination with refunds of prepaid amounts related to unused subscriptions. If we suffer performance issues or downtime that exceeds the service level commitments under our contracts with our customers, our business, financial condition and results of operations could be adversely affected.

Our ability to maintain and increase sales with our existing customers depends, in part, on the quality of our customer support, and our failure to offer high-quality support would harm our reputation and adversely affect our business and results of operations.

Our customers sometimes depend on our technical support services to resolve issues relating to our products. Our ability to provide effective support is vital to our business as our products are often utilized by our customers for mission-critical applications and are often integrated with and dependent on other core technologies, which factors also increase the complexity and challenge of providing support. If we do not succeed in helping our customers quickly resolve issues or provide effective ongoing education related to our products, our reputation could be harmed, and our existing customers may not renew or expand their use of our products. To the extent that we are unsuccessful in hiring, training and retaining adequate customer support personnel, our ability to provide adequate and timely support to our customers and our customers’ satisfaction with our products, would be adversely affected. Our failure to provide and maintain high-quality customer support would harm our reputation and brand and adversely affect our business, financial condition and results of operations.

Our international operations and planned continued international expansion subject us to additional costs and risks, which could adversely affect our business, financial condition and results of operations.

Our continued success and our growth strategy depends, in part, on our planned continued international expansion. We are continuing to adapt to and develop strategies to address international markets, but such efforts may not be successful.

Additionally, our international sales and operations are subject to a number of risks, including, without limitation:

•	greater difficulty in enforcing contracts and managing collections in countries where our recourse may be more limited, as well as longer collection periods;

•	higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for our international operations;

•	differing labor regulations, especially in the European Union, or EU, where labor laws may be and often are more favorable to employees;

•	challenges inherent to efficiently recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture and employee programs across all of our offices;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•	management communication and integration problems resulting from language and cultural differences and geographic dispersion;

•	costs associated with language localization of our products and services;

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risks associated with trade restrictions and foreign legal requirements, including any importation, certification and localization of our products and services that may be required in foreign countries;

•	greater risk of unexpected changes in regulatory requirements, tariffs and tax laws, trade laws, export quotas, customs duties, treaties and other trade restrictions;

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costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations, including, but not limited to laws and regulations governing our corporate governance, product licenses, data privacy, data protection and data security regulations, particularly in the EU;

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compliance with anti-bribery laws, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. Travel Act and the U.K. Bribery Act 2010, violations of which could lead to significant fines, penalties and collateral consequences for us;

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risks relating to the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control, or the OFAC, and other similar trade protection regulations and measures;

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heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of, or irregularities in, financial statements;

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the uncertainty of protection for intellectual property rights in some countries, particularly, those countries where we operate through a professional employer organization and do not have a direct contractual relationship with our service providers in such countries;

•	exposure to regional or global public health issues, such as the outbreak of the COVID-19 pandemic, and to travel restrictions and other measures undertaken by governments in response to such issues;

•	general economic and political conditions in these foreign markets, including political and economic instability in some countries;

•	foreign exchange controls or tax regulations that might prevent us from repatriating cash earned outside the United States; and

•	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our international operations and expansion, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally. These and other factors could harm our ability to generate revenue outside of the United States and, consequently, adversely affect our business, financial condition and results of operations.

In addition, compliance with laws and regulations applicable to our international operations increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in foreign government requirements and laws as they change from time to time. Failure to comply with these laws and regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and third-party service providers will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or third-party service providers could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our products and services and could have an adverse effect on our business, financial condition and results of operations.

We may face fluctuations in currency exchange rates, which could adversely affect our financial condition and results of operations.

To the extent we continue to expand internationally, we will become more exposed to fluctuations in currency exchange rates. The strengthening of the U.S. dollar relative to foreign currencies increases the real cost of our products and services for our customers outside of the United States, which could lead to the lengthening of our sales cycles or reduced demand for our products and services. Additionally, increased international sales may result in foreign currency denominated sales, increasing our foreign currency risk. Moreover, such continued expansion would increase operating expenses incurred outside the United States and denominated in foreign currencies. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain operational metrics, including ARR, dollar-based net retention rate and number of customers, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. In addition, our ARR and dollar-based net retention rate calculations assume our customers will renew unless we receive notification of non-renewal and are no longer in negotiations prior to a measurement date, and will not increase or reduce, their subscriptions for our platform and services. If these assumptions prove to be incorrect, our actual ARR and dollar-based net retention rate may differ significantly from the metrics presented in this prospectus. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring these metrics. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate or if we discover material inaccuracies with respect to these figures, we expect that our business, reputation, financial condition and results of operations would be adversely affected.

We depend on our management team and other highly skilled personnel, and we may fail to attract, retain, motivate or integrate highly skilled personnel, which could adversely affect our business, financial condition and results of operations.

We depend on the continued contributions of our management team, key employees and other highly skilled personnel. Our management team and key employees are at-will employees, which means they may terminate their relationship with us at any time. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products. The loss of the services of any of our key personnel or delays in hiring required personnel, particularly within our research and development and engineering organizations, could adversely affect our business, financial condition and results of operations.

Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters are located, and in other locations, is intense, and the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. We may not be successful in attracting, retaining, training or motivating qualified personnel to fulfill our current or future needs. In particular, many of our roles require highly-specialized skill sets that are harder to recruit for and the individuals with such skills sets are particularly sought after by larger technology companies that are able to offer compensation packages that we may not be able to compete with. Additionally, the former employers of our new employees may attempt to assert that our new employees or we have breached their legal obligations, which may be time-consuming, distracting to management and may divert our resources. Current and potential personnel also often consider the value of equity awards they receive in connection with their employment, and to the extent the perceived value of our equity awards declines relative to those of our competitors, our ability to attract and retain highly skilled personnel may be harmed. If we fail to attract and integrate new personnel or retain and motivate our current personnel, our business, financial condition and results of operations could be adversely affected.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture, which promotes being valued and creating value, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

•	the increasing size and geographic diversity of our workforce;

•	the continued challenges of a rapidly-evolving industry; and

•	the integration of new personnel and businesses from acquisitions.

If we are not able to maintain our culture, our business, financial condition and results of operations could be adversely affected.

We may require additional capital, which may not be available on terms acceptable to us, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, debt instruments and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our products and services. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend on, among other things, our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited and our business, financial condition and results of operations could be adversely affected.

Our debt obligations could materially and adversely affect our business, financial condition or results of operations.

As of January 31, 2021, we had an aggregate principal amount of $25.0 million of outstanding indebtedness incurred pursuant to the Credit Facility that will mature on January 29, 2024 if not earlier prepaid, and we may incur additional indebtedness in the future. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this “Risk Factors” section. There can be no assurance that we will be able to manage any of these risks successfully.

Our debt obligations could adversely impact us. For example, these obligations could:

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require us to use a large portion of our cash flow to pay principal and interest on debt, which will reduce the amount of cash flow available to fund working capital, capital expenditures, acquisitions, research and development expenditures and other business activities;

•	limit our future ability to raise funds for capital expenditures, strategic acquisitions or business opportunities, research and development and other general corporate requirements;

•	restrict our ability to incur additional indebtedness and to create or incur certain liens;

•	increase our vulnerability to adverse economic and industry conditions; and

•	increase our exposure to interest rate risk from variable rate indebtedness.

We may also need to refinance a portion of our outstanding indebtedness as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing indebtedness. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase.

We may be unable to make acquisitions and investments or successfully integrate acquired companies into our business, and our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition and results of operations.

We may in the future acquire or invest in businesses, offerings, technologies or talent that we believe could complement or expand our products and services, enhance our technical capabilities or otherwise offer growth opportunities. However, we may not be able to fully realize the anticipated benefits of such acquisitions or investments. Further, the pursuit of potential acquisitions may divert the attention of management and cause us to incur significant expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations, solutions and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits or synergies from the acquired business due to a number of factors, including, without limitation:

•	unanticipated costs or liabilities associated with the acquisition, including claims related to the acquired company, its offerings or technology;

•	incurrence of acquisition-related expenses, which would be recognized as a current period expense;

•	inability to generate sufficient revenue to offset acquisition or investment costs;

•	inability to maintain relationships with customers and partners of the acquired business;

•	challenges with incorporating acquired technology and rights into our products and services and maintaining quality and security standards consistent with our brand;

•	inability to identify security vulnerabilities in acquired technology prior to integration with our technology and products and services;

•	inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;

•	delays in customer purchases due to uncertainty related to any acquisition;

•	the need to integrate or implement additional controls, procedures and policies;

•	challenges caused by distance, language and cultural differences;

•	harm to our existing business relationships with partners and customers as a result of the acquisition;

•	potential loss of key employees;

•	use of resources that are needed in other parts of our business and diversion of management and employee resources;

•	inability to recognize acquired deferred revenue in accordance with our revenue recognition policies; and

•	use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process. We may have to pay cash, incur debt or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our common stock. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our stockholders. The use of cash to finance any future acquisitions may limit other potential uses of our cash, including the retirement of outstanding indebtedness. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. We may have to delay or forego a substantial acquisition if we cannot obtain the necessary financing to complete such acquisition in a timely manner or on favorable terms. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Our business could be adversely affected by pandemics, natural disasters, political crises or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado or flood, or a significant power outage or telecommunications failure, could disrupt our operations, mobile networks, the internet or the operations of our third-party service and technology providers. In particular, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity and wildfires. In addition, any unforeseen public health crises, such as the ongoing COVID-19 pandemic, political crises, such as terrorist attacks, war and other political instability or other catastrophic events, whether in the United States or abroad, can continue to adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers’ abilities could result in decreased demand for our products and services or a delay in the provision of our products and services or could negatively impact consumer and business spending in the impacted regions or globally depending on the severity, any of which would adversely affect our business, financial condition and results of operations. All of the aforementioned risks would be further increased if our disaster recovery plans prove to be inadequate.

Risks Related to Our Dependence on Third Parties

If we are unable to maintain successful relationships with our partners, our business, financial condition and results of operations could be harmed.

We employ a go-to-market business model whereby a portion of our revenue is generated by sales through or with our partners, including Cloud Service Providers, or CSPs, Independent Software Vendors, or ISVs, Systems Integrators, or SIs, technology partners, managed service providers and resellers, that further expand the reach of our direct sales force into additional geographies, sectors, industries and channels. We have entered, and intend to continue to enter, into reseller relationships in certain international markets where we do not have a local presence. We provide certain partners with specific training and programs to assist them in selling our products and services, but these steps may prove ineffective, and restrictions on travel and other limitations as a result of the COVID-19 pandemic or other causes may undermine our efforts to provide training and build relationships. In addition, if our partners are unsuccessful in marketing and selling our products and services, it would limit our planned expansion into certain geographies, sectors, industries and channels. If we are unable to develop and maintain effective sales incentive programs for our partners, we may not be able to successfully incentivize these partners to sell our products and services to customers.

Some of our partners may also market, sell and support offerings that are competitive with ours, may devote more resources to the marketing, sales and support of such competitive offerings, may have incentives to promote our competitors’ offerings to the detriment of our own or may cease selling our products and services altogether. Our partners could also subject us to lawsuits, potential liability and reputational harm if, for example, any of our partners misrepresents the functionality of our products and services to customers, violate laws or violate our or their corporate policies. Our ability to achieve revenue growth in the future will depend, in part, on our success in maintaining successful relationships with our partners, identifying additional partners and training our partners to independently sell our products and services. If our partners are unsuccessful in selling our products and services, or if we are unable to enter into arrangements with or retain a sufficient number of high-quality partners in the regions in which we sell our products and services and keep them motivated to sell our products and services, our business, financial condition, results of operations and growth prospects could be adversely affected.

We rely on third-party service providers for many aspects of our business, and any failure to maintain these relationships could harm our business.

Our success depends, in part, on our relationships with third-party service providers, including providers of cloud hosting infrastructure, customer relationship management systems, financial reporting systems, human resource management systems, credit card processing platforms, marketing automation systems, payroll processing systems and data centers, among others. If any of these third parties experience difficulty meeting our requirements or standards, become unavailable due to extended outages or interruptions, temporarily or permanently cease operations, face financial distress or other business disruptions or increase their fees, or if our relationships with any of these providers deteriorate or if any of the agreements we have entered into with such third parties are terminated or not renewed without adequate transition arrangements, we could suffer increased costs and delays in our ability to provide customers with our products and services, our ability to manage our finances could be interrupted, receipt of payments from customers may be delayed, our processes for managing sales of our offerings could be impaired, our ability to generate and manage sales leads could be weakened or our business operations could be disrupted. Any of such disruptions may adversely affect our business, financial condition, results of operations or cash flows until we replace such providers or develop replacement technology or operations. In addition, if we are unsuccessful in identifying high-quality service providers, negotiating cost-effective relationships with them or effectively managing these relationships, our business, financial condition and results of operations could be adversely affected.

Certain estimates and information contained in this prospectus are based on information from third-party sources and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data, and any real or perceived inaccuracies in such estimates and information may harm our reputation and adversely affect our business.

Certain estimates and information contained in this prospectus, including general expectations concerning our industry and the market in which we operate and market size, are based to some extent on information provided by third-party providers. This information involves a number of assumptions and limitations, and although we believe the information from such third-party sources is reliable, we have not independently verified the accuracy or completeness of the data contained in such third-party sources or the methodologies for collecting such data. If there are any limitations or errors with respect to such data or methodologies, or if investors do not perceive such data or methodologies to be accurate, or if we discover material inaccuracies with respect to such data or methodologies, our reputation, financial condition and results of operations could be adversely affected.

Risks Related to Our Intellectual Property and Open Source

Our use of third-party open source software in our solutions, the availability of core portions of our source code on an open source basis and contributions to our open source projects could negatively affect our ability to sell our products and provide our services, subject us to possible litigation and allow third parties to access and use software and technology that we use in our business, all of which could adversely affect our business and results of operations.

Our products, including the Enterprise Edition of our Couchbase platform, include software that is licensed to us by third parties under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, because open source projects may have vulnerabilities and architectural instabilities, and also because open source licensors generally provide their software on an “as-is” basis and do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. We have historically elected to make core portions of our source code available on an open source basis to facilitate adoption as well as collaboration and participation from our application developer communities. However, we may not be successful in this strategy, and our recent move toward source-available licensing, as well as the continued availability of our source code, may enable others to compete more effectively against us. In addition, the public availability of the source code for such software may make it easier for others to compromise our products. We expect to continue to incorporate such open source software in our products and allow core portions of our source code to be available on an open source basis in the future.

Although most of our code is developed in-house, we also receive a limited amount of contributions from our open source developer communities. We require third parties who provide contributions to us to assign ownership of all intellectual property rights in their contributions to us, or provide us with a perpetual license to their works, and represent that their contributions are original works and that they are entitled to assign or license these rights to us. However, we cannot be sure that we can use all contributions without obtaining additional licenses from third parties, and may be subject to intellectual property infringement or misappropriation claims as a result of our use of these contributions.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. We seek to ensure that our closed-source proprietary software is not combined with, and does not incorporate, open source software in ways that would require the release of the source code of our closed-source proprietary software to the public. However, we cannot ensure that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with the terms of these licenses or otherwise combine our closed-source proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our closed-source proprietary software to the public at no cost, make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and license such modifications or derivative works under the terms of applicable open source licenses. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Additionally, if an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software which may divert resources away from our product development efforts and, as a result, adversely affect our business.

Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our products. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot ensure that our processes for controlling our use of open source software in our products will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, or if an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. In the event we are unable to successfully defend against such allegations, we could be subject to significant damages or other liability, including being enjoined from the sale of our products and services. We could also be required to seek licenses from third parties to continue providing our products on terms that are not economically feasible, re-engineer our products, discontinue or delay the provision of our products if re-engineering cannot be accomplished on a timely basis or make generally available, in source code form, our proprietary code. Any of the foregoing would adversely affect our business, financial condition and results of operations.

Our distribution and licensing model could negatively affect our ability to monetize and protect our intellectual property rights.

Most of our products may be obtained for free from the internet, including a substantial portion of our source code on open source terms, and we may not know the parties that are utilizing our products and to what extent they are utilizing our products. Also, we do not have visibility into how our software is being used by licensees, so our ability to detect violations of our product licenses is extremely limited. If we are unable to manage the risks related to our licensing and distribution model, our business, financial condition and results of operations could be adversely affected.

Because of the rights accorded to third parties under open source licenses, there may be fewer technology barriers to entry in the markets in which we compete and it may be relatively easy for new and existing competitors, some of whom may have greater resources than we have, to compete with us.

One of the characteristics of open source software is that the governing license terms generally allow liberal modifications of the code and distribution thereof to a wide group of companies or individuals. We have historically elected to make a core portion of our source code available on an open source basis, and have recently made a move toward source-available licensing. The continued availability of our source code, among other things, may enable others to develop new software products or services that are competitive to ours without the same degree of overhead and lead time required by us, particularly if customers do not value the differentiation of our proprietary components. It is possible for new and existing competitors, including those with greater resources than ours, to develop their own open source software or hybrid proprietary and open source software offerings, potentially reducing the demand for, and putting price pressure on, our products. In addition, some competitors make open source software available for free download or use or may position competing open source software as a loss leader. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of open source software will not result in price reductions, reduced revenue and gross margins and loss of market share, any one of which could adversely affect our business.

Our decision to license source code to Couchbase Server 7.0 under a source-available license, the Business Source License version 1.1, may harm the adoption of our source code for Couchbase Server 7.0.

In March 2021, we announced that we will be licensing the source code to Couchbase Server 7.0 under a source-available license, the Business Source License version 1.1, or BSL 1.1. Under our BSL 1.1 license, licensees can copy, modify and redistribute the source code for Couchbase Server 7.0 for any non-production purpose. Our BSL 1.1 license also permits use of our source code in a production deployment so long as the licensee is not creating commercial derivative works or offering or including our source code in a commercial product, application or service. After four years, our BSL 1.1 license automatically converts to Apache 2.0, an open source license. We believe that the move to BSL 1.1 enables us to fairly and transparently control commercialization of our source code. However, BSL 1.1 is not an open source license, which may negatively impact adoption of the source code for Couchbase Server 7.0, reduce our brand and product awareness and ultimately negatively impact our ability to compete.

We could incur substantial costs in obtaining, maintaining, protecting, defending and enforcing our intellectual property rights and any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could reduce the value of our software and brand.

Our success depends, in part, upon our ability to obtain, maintain, protect, defend and enforce our intellectual property rights, including our proprietary technology, know-how and our brand. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, other intellectual property laws, confidentiality procedures and contractual provisions in an effort to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect, enforce and defend our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect or enforce our intellectual property rights adequately, our competitors might gain access to our proprietary technology and develop and commercialize similar or substantially identical products, services or technologies, and our business, financial condition, results of operations or prospects could be adversely affected. While we have patent applications pending in the United States, we do not currently own or in-license any issued patents related to any of our products or technologies, and there can be no assurance that our patent applications will result in issued patents. We currently are the assignee of a U.S. provisional patent application, a Patent Cooperation Treaty, or PCT, patent application and a number of U.S. non-provisional patent applications. U.S. provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of such provisional patent application. Our pending PCT patent application is not eligible to become an issued patent until, among other things, we file a national stage patent application within 30 months in the countries in which we seek patent protection. If we do not timely file such nonprovisional patent application or national stage patent applications, we may lose our priority date with respect to our U.S. provisional patent application and PCT patent application and any patent protection on the inventions disclosed in such applications.

Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. In addition, defending our intellectual property rights might entail significant expenses. Any of our patents, trademarks or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative process, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions or litigation in the United States or in foreign jurisdictions. Others may infringe on our patents, trademarks or other intellectual property rights, independently develop similar, substantially identical or superior offerings, duplicate any of our offerings or design around our patents or other intellectual property rights or use information that we regard as proprietary to create products and services that compete with ours. Further, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Various courts, including the United States Supreme Court, have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to software and business methods. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered abstract ideas. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any future owned or licensed patents. Additionally, patent, trademark, copyright and trade secret protection may not be available to us in every country in which our services are available. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our services and platform capabilities and proprietary information will likely increase. Policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

In addition, we have made core portions of our own software available under open source or source-available licenses, and we include third-party open source software in our products. We have also occasionally contributed source code to open source projects. Because the source code for any software we distribute under open source or source-available licenses or contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such source code may be limited or lost entirely.

We rely, in part, on trade secrets, proprietary know-how and other confidential information to maintain our competitive position and protect our confidential and proprietary information, know-how and trade secrets. While we generally enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers, vendors and the parties with whom we have strategic relationships and business alliances, the assignment of intellectual property rights may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Additionally, we cannot guarantee that we have entered into such agreements with each party that has or may have created or developed intellectual property on our behalf or had access to our proprietary information, know-how or trade secrets. We cannot guarantee that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors or partners from independently developing offerings that are substantially equivalent or superior to ours. These agreements may be breached, and we may not have adequate remedies for any such breach. Further, we have experienced and may in the future experience unauthorized access of our proprietary source code, confidential information and know-how. We have and may in the future initiate litigation regarding trade secret misappropriation, but enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation may be necessary in the future to protect and enforce our intellectual property rights, and such litigation could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, and, if such defenses, counterclaims and countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our intellectual property and proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our products, delay introductions of enhancements to our products, result in our substituting inferior or more costly technologies into our products or harm our reputation and brand. In addition, we may be required to license additional technology from third parties to develop and market new product features, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete.

We have been and may in the future become subject to intellectual property disputes which may be costly to defend, subject us to significant liability, require us to pay significant damages and limit our ability to use certain technologies.

We have been and may in the future become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware if our products are infringing, misappropriating or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation or violation. Further, we have faced and may in the future face claims from third parties claiming ownership of, or demanding release of, the software or derivative works that we have developed, including works using third-party open source software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. Companies in the software and technology industries, including some of our current and potential competitors, are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or otherwise obtained. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them.

Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. Certain of our agreements with our customers and other third parties include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights. Any claim of infringement by a third party, even those without merit, against us or for which we are required to provide indemnification, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to make substantial payments for legal fees, settlement fees, damages (including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s rights), royalties or other fees in connection with a claimant securing a judgment against us and we may be subject to an injunction or other restrictions that cause us to cease selling or using products or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate, including subscriptions to our products. We may also be required to redesign any allegedly infringing portion of our products, which could be time-consuming or impossible, or we may agree to a settlement that prevents us from distributing our products or a portion thereof, any of which could adversely affect our business, financial condition and results of operations.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on commercially reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected product features), effort and expense and may ultimately not be successful. Any of these events would adversely affect our business, financial condition and results of operations.

Even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and results of operations. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it would have a substantial adverse effect on our business, results of operations or the market price of our common stock. We expect that the occurrence of infringement claims is likely to grow as the market for platform and services grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Risks Related to Our Legal and Regulatory Environment

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition and results of operations.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing data privacy, security and protection laws and regulations, intellectual property, employment and labor laws, workplace safety, consumer protection laws, anti-bribery laws, import and export controls, immigration laws, federal securities laws and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than in the United States. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

•	investigations, enforcement actions, orders and sanctions;

•	mandatory changes to our products and services;

•	disgorgement of profits, fines and damages;

•	civil and criminal penalties or injunctions;

•	claims for damages by our customers or partners;

•	termination of contracts;

•	loss of intellectual property rights; and

•	temporary or permanent debarment from sales to heavily regulated organizations and governments.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, financial condition and results of operations.

In addition, we must comply with laws and regulations relating to the formation, administration and performance of contracts with customers in heavily regulated industries and the public sector, including U.S. federal, state and local governmental organizations, which affect how we and our partners do business with such customers. Selling our product to customers in heavily regulated industries or to the U.S. government, whether directly or through partners, also subjects us to certain regulatory and contractual requirements. Failure to comply with these requirements by either us or our partners could subject us to investigations, fines and other penalties, which would adversely affect our business, financial condition, results of operations and growth prospects. Violations of certain regulatory and contractual requirements could also result in us being suspended or debarred from future government contracting or other contracting opportunities. Any of these outcomes could adversely affect our business, financial condition, results of operations and growth prospects.

If our security measures, or those of our service providers or customers, are breached or unauthorized parties otherwise obtain access to our or our customers’ data or software, our products and services may be perceived as not being secure, customers may reduce or terminate their use of our products and services and we may face claims, litigation, regulatory investigations, significant liability and reputational damage.

We collect, use, store and transmit or otherwise process data as part of our business operations, including personal data in and across multiple jurisdictions. We also use third-party service providers to collect, use, store, transmit, maintain and otherwise process such information. Increasingly, threats from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking have become more prevalent in our industry and our customers’ industries. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of or loss of our data or customer data (including personal data), software or systems or disrupt our ability to provide our products and services. Any actual or perceived security incident could interrupt our operations, harm our reputation and brand, result in significant remediation and cybersecurity protection costs (including deploying additional personnel and modifying or enhancing our protection technologies and investigating and remediating any information security vulnerabilities), result in lost revenue, lead to regulatory investigations and orders, litigation, disputes, indemnity obligations, damages for breach of contract, penalties for violation of applicable laws and regulations and other legal risks, increase our insurance premiums, result in any other financial exposure, lead to loss of customer confidence in us or decreased use of our products and services and otherwise adversely affect our reputation, competitiveness, business, financial condition and results of operations.

We have taken steps to protect the data on our systems, but our security measures or those of our customers or third-party service providers could be insufficient and breached as a result of third-party action, employee or user errors, technological limitations, defects or vulnerabilities in our systems or offerings or those of our third-party service providers, malfeasance, fraud or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure or otherwise. We have experienced and may continue to experience security incidents and attacks of varying degrees from time to time. For example, we were one of many of Codecov’s customers that were impacted by a supply-chain attack on Codecov’s servers. This attack resulted in unauthorized access to, and copying of, certain of our source code repositories. Based on the contents of those repositories, we do not believe such unauthorized access and copying resulted in the exposure of our material intellectual property or any customer data, or had any impact on our own products or services. Such breach does highlight, along with other recent supply-chain attacks against other companies such as Solar Winds, the growing risk of compromise of owned and third-party software. In the future, we could experience a similar style attack or could become the subject of one through a supply chain compromise. In addition, our accounts have been used without authorization to mine for cryptocurrency, send phishing emails and attempt to locate account credentials. Additionally, with our employees and many employees of our third-party service providers currently working remotely due to the COVID-19 pandemic, we may be exposed to increased risks of security breaches or incidents. For example, we have seen an increase in phishing attempts and spam emails over time and it is possible this trend will continue. We anticipate needing to enhance the security of our products and services, our data, our systems and our internal IT infrastructure, which may require additional resources and substantial costs and may not be successful. There can be no assurance that any security measures that we or our customers or third-party service providers have implemented will be effective against current or future security threats. We have developed systems and processes to protect the integrity, confidentiality and security of our data and software, but our security measures or those of our customers or third-party service providers could fail and result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of or loss of such data and software. Through contractual provisions and third-party risk management processes, we take steps to require that our third-party providers and their subcontractors protect our data, but because we do not control our third-party service providers and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect our data. A vulnerability in a third-party provider’s or a customer’s software or systems, a failure of our customers’ or third-party providers’ safeguards, policies or procedures or a breach of a customer’s or third-party provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions. Further, because there are many different security breach techniques and such techniques continue to evolve and are generally not detected until after an incident has occurred, we may be unable to implement adequate preventative measures, anticipate or prevent attempted security breaches or other security incidents or react in a timely manner. If any of the foregoing were to occur, our customers and potential customers may lose trust in the security of our products or database software generally, which could adversely impact our brand, reputation and ability to retain existing customers or attract new customers.

Any security breach or other security incident that we or our third-party service providers experience, or the perception that one has occurred, could result in a loss of customer confidence in the security of our products and services, harm our reputation and brand, reduce the demand for our products and services, disrupt normal business operations, divert management’s attention and resources, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents or expose us to legal liabilities, including claims, litigation, regulatory enforcement and orders, disputes, investigations, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations and significant costs for remediation, any of which could adversely affect our results of operations. In addition, our remediation efforts may not be successful. We cannot ensure that any limitation of liability provisions in our customer, partner, vendor and other contracts would be enforceable or adequate with respect to any security lapse or breach or other security incident or would otherwise protect us from any liabilities or damages with respect to any particular claim. These risks may increase as we continue to grow and evolve our offerings to collect, host, process, store and transmit increasing volumes of data. In addition, these risks may increase if the type of data that we collect, host, process, store and transmit increasingly include sensitive and regulated data, such as protected health information or credit card information.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data. Accordingly, security incidents that we, our competitors, our customers or our third-party service providers experience may lead to negative publicity and harm our reputation. Further, if a security breach occurs with respect to us or a competitor or third-party service provider, our customers and potential customers may lose trust in the security of our products or services or database software generally, which could adversely impact our ability to retain existing customers or attract new customers, which could adversely affect our business, financial condition and results of operations.

Moreover, our insurance coverage, subject to applicable deductibles, may not be adequate for liabilities incurred or cover any indemnification claims against us relating to any security incident or breach or an insurer may deny or exclude from coverage certain types of claims. In the future, we may not be able to secure insurance for such matters on commercially reasonable terms, or at all. The successful assertion of one or more claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, financial condition and results of operations.

If we are not able to comply with, or are perceived to not comply with U.S. and foreign laws, rules, regulations, industry standards, contractual obligations and other requirements relating to data protection, information security and privacy, our business, financial condition and results of operations could be harmed.

We are subject to a variety of federal, state, local and international laws, rules and regulations, as well as industry standards, internal and external privacy policies and contractual obligations to third parties, relating to the collection, use, retention, security, disclosure, transfer, storage and other processing of personal information and other data. The regulatory framework governing data privacy, security, protection and transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future, and it is possible that these or other actual or future obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us, our suppliers or other third parties with whom we do business to comply with our contractual commitments, policies or federal, state, local or international regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies, state attorneys general and legislatures and consumer protection agencies. In addition, security advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no personal information is compromised, we may incur significant fines or experience a significant increase in costs.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including but not limited to the United Kingdom and the EU. The EU’s data protection landscape recently changed, resulting in possible significant operational costs for internal compliance and risk to our business. The EU has adopted the General Data Protection Regulation, or GDPR, which went into effect in May 2018, and together with national legislation, regulations and guidelines of the EU member states, contains numerous requirements and changes from previously existing EU law, including the increased jurisdictional reach of the European Commission, more robust obligations on data processors and additional requirements for data protection compliance programs by companies. EU member states are tasked under the GDPR to enact, and have enacted, certain legislation that adds to or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to the United States as well as other third countries that have not been found to provide adequate protection to such personal data. The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to 20 million euros or 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

While we have taken steps to mitigate the impact on us with respect to transfers of data, the efficacy and longevity of these transfer mechanisms remains uncertain. The occurrence of unanticipated events and development of evolving technologies often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data and manner in which we conduct our business.

For example, the European Court of Justice, or CJEU, in July 2020 struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States, and imposed additional obligations on companies when relying on model contractual clauses approved by the European Commission. The Swiss Federal Data Protection and Information Commissioner also has stated that it no longer considers the Swiss-U.S. Privacy

Shield adequate for the purposes of personal data transfers from Switzerland to the United States. These developments may result in European data protection regulators applying differing standards for, and requiring ad hoc verification of, transfers of personal data from Europe to the United States. We may be required to take additional steps to legitimize any personal data transfers impacted by these developments and be subject to increasing costs of compliance and limitations on our customers and us. More generally, we may find it necessary or desirable to modify our data handling practices, and this CJEU decision or other legal challenges relating to cross-border data transfer may serve as a basis for our personal data handling practices, or those of our customers and vendors, to be challenged and may otherwise adversely affect our business, financial condition and results of operations.

Further, following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the EU, the U.K. government has initiated a process to leave the EU known as Brexit. Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, while the Data Protection Act of 2018, which implements and complements the GDPR, achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the European Economic Area, or EEA, to the United Kingdom will remain lawful under the GDPR. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a U.K. version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to transfers of personal data to the United Kingdom for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an “adequacy finding” in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an “inadequate third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism,” such as the standard contractual clauses. Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law between the United Kingdom and EEA. We continue to monitor and review the impact of any resulting changes to EU or U.K. law that could affect our operations. We may incur liabilities, expenses, costs and other operational losses under the GDPR and privacy laws of the applicable EU member states and the United Kingdom in connection with any measures we take to comply with them. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.

In addition, domestic data privacy laws at the state and local level, such as the California Consumer Privacy Act, or CCPA, which took effect in January 2020, continue to evolve and could require us to modify our data processing practices and policies and expose us to further regulatory or operational burdens. The CCPA increases privacy rights for California residents and imposes obligations on companies that process their personal information, including an obligation to provide certain new disclosures to such residents. Specifically, among other things, the CCPA creates new consumer rights, and corresponding obligations on covered businesses, relating to the access to, deletion of and sharing of personal information collected by covered businesses, including a consumer’s right to opt out of certain sales of their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 3, 2020 election. Effective starting January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. This may potentially result in further uncertainty and requiring us to incur additional costs and expenses in efforts to comply. Certain other state laws impose similar privacy obligations and all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. For example, the

CCPA has prompted a number of proposals for new federal and state-level privacy legislation, such as in Illinois, Nebraska, Nevada, New Hampshire and Virginia. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.

Complying with the GDPR, CCPA, CPRA and other laws, regulations, amendments to or re-interpretations of existing laws and regulations and contractual or other obligations relating to data privacy, security, protection, transfer, localization and information security may require us to make changes to our products and services to enable us or our customers to meet new legal requirements, incur substantial operational costs, modify our data practices and policies and restrict our business operations. Any actual or perceived failure by us to comply with these laws, regulations or other obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation or other liabilities. Additionally, because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our services and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our services and platform capabilities, any of which could require significant additional expense and have an adverse effect on our business, including impacting our ability to innovate, delaying our product development roadmap and adversely affecting our relationships with customers and our ability to compete. If we are obligated to fundamentally change our business activities and practices or modify our products and services, we may be unable to make such changes and modifications in a commercially reasonable manner, or at all, and our ability to develop new product features and services could be limited.

In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our products and services globally. Our customers expect us to meet certain voluntary certification and other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our services to certain customers and could harm our business. Further, the uncertain and shifting regulatory environment may cause concerns regarding data privacy and may cause our customers to resist providing the data that could improve our products and services, or limit the use and adoption of our products and services.

These laws, regulations, rules, industry standards and contractual or other obligations relating to data privacy, security, protection, transfers, localization and information security could require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process data or, in some cases, impact our ability to offer our products and services in certain locations, to reach existing and potential customers or to derive insights from customer data globally. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards and obligations, or any inability to adequately address privacy, data protection or information security-related concerns, even if unfounded, may limit the use and adoption of our products and services, reduce overall demand for our products and services, make it more difficult to meet expectations from or commitments to customers, impact our reputation or slow the pace at which we close sales transactions, any of which could harm our business, financial condition and results of operations.

Any future litigation against us could be costly and time-consuming to defend.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition and results of operations. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for intellectual property infringement, misappropriation or other violation and other losses.

Our agreements with our customers, partners and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or violation of intellectual property rights, data protection, damages caused by us to property or persons, or in connection with any such defects or errors in our products, or other liabilities relating to or arising from our products and services, our acts or omissions under such agreements or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to such claims and we may be required to cease use of certain functions of our products or services as a result of any such claims. Moreover, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management’s time and other resources and harm our business and reputation.

In addition, although we carry general liability insurance, our insurance against this liability may not be adequate to cover a potential claim, and such coverage may not be available to us on acceptable terms, or at all. Any dispute with a customer, channel party or other third party with respect to such obligations could have adverse effects on our relationship with such customer, channel party or other third party or other existing or potential customers, harm our reputation or reduce demand for our products and services. Any of the foregoing could adversely affect our business, financial condition and results of operations.

A portion of our revenue is generated by sales to heavily regulated organizations, which are subject to a number of challenges and risks.

We provide our products and services to heavily regulated organizations, and at times to the U.S. government, state and local governments and non-U.S. governments directly and through our partners. Selling to these entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will result in a sale. For instance, highly regulated entities and government customers often require contract terms that differ from our standard arrangements and impose compliance requirements that are complicated, require preferential pricing or “most favored nation” terms and conditions or are otherwise time-consuming and expensive to satisfy. If we undertake to meet special standards or requirements and do not meet them, we could be subject to increased liability from our customers. Even if we do meet them, the additional costs associated with providing our services to highly regulated organizations and governments could harm our financial condition and results of operations.

We have been and are increasingly doing more business in heavily regulated industries. Existing and potential customers, such as those in these industries, may be required to comply with more stringent regulations in connection with subscribing to and implementing our products and services or particular regulations regarding third-party vendors that may be interpreted differently by different customers. In addition, regulatory agencies may impose requirements toward third-party vendors generally, or to us in particular, that we may not be able to, or may not choose to, meet. Any changes in the underlying regulatory conditions that affect these types of customers could harm our ability to efficiently provide our products and services to them and to grow or maintain our customer base. Moreover, customers in these heavily regulated areas often have a right to conduct audits of our systems, products and practices. In the event that one or more customers determine that some aspect of our business does not meet contractual or regulatory requirements, we may be limited in our ability to continue or expand our business. Each of these difficulties could adversely affect our business and results of operations.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering and similar laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201 and the U.S. Travel Act and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, partners and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We sometimes leverage third parties to sell our products and services and conduct our business abroad. We, our employees, agents, representatives, partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, partners or third-party intermediaries even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures designed to address compliance with such laws, we cannot ensure that none of our employees, agents, representatives, partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery, anti-corruption and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, all of which may adversely affect our reputation, business, results of operations and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire. As a general matter, investigations, enforcement actions and sanctions could harm our reputation, business, financial condition and results of operations.

We are subject to governmental export control, trade sanctions and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Certain of our business activities are subject to the U.S. export control laws and regulations, including the Export Administration Regulations, or the EAR, and the U.S. trade and economic sanctions maintained by the U.S. Department of Treasury’s OFAC as well as the U.S. import laws and regulations. The U.S. export control laws and economic sanctions prohibit the export, re-export and in-country transfer of our offerings, including software and services, to certain U.S. embargoed or sanctioned countries and territories, governments and persons, as well as for prohibited end-uses. Further, we incorporate encryption functionality into certain of our products, and as a result, we may need to make filings with the U.S. Department of Commerce’s Bureau of Industry and Security to ensure that our exports, re-exports and transfers are in accordance with the EAR. Also, in certain cases, it is possible that a license may be required to export or re-export our products to certain countries, end-users and end-uses. Obtaining the necessary export license for a particular sale or offering may be time-consuming, may not be possible and may result in the delay or loss of sales opportunities. In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries.

If we were to fail to comply with such U.S. export controls, economic sanctions and import laws and regulations or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations and the possible loss of our export or import privileges. We take precautions designed to ensure that we and our partners comply with all relevant export control, sanctions and import laws and regulations, but we cannot ensure that our measures will always prevent noncompliance by us or our partners with respect to such laws and regulations as they are very detailed and technical.

In addition, changes in our products or services or changes in export and import regulations in various countries may create delays in the introduction of our products and services into international markets, prevent our customers with international operations from deploying our products and services globally or, in some cases, prevent or delay the export or import of our products and services to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our products and services by or in our decreased ability to export or sell access to our products and services to, existing or potential end-customers with international operations. Any decreased use of our products and services or limitation on our ability to export to or sell access to our products and services in international markets would adversely affect our business, financial condition and results of operations.

Our international operations may subject us to greater than anticipated tax liabilities.

Our corporate structure and associated transfer pricing policies contemplate future growth in international markets and consider the functions, risks and assets of the various entities involved in intercompany transactions, the amount of taxes we pay in different jurisdictions, including the United States, our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany agreements. The relevant taxing authorities may challenge our methodologies for pricing intercompany transactions pursuant to intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Changes in tax laws could materially affect our financial condition, results of operations and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws or regulations, or changes in interpretations of existing laws and regulations, could materially affect our financial condition and results of operations. For example, the Tax Cuts and Jobs Act, or the Tax Act, which contains significant changes to U.S. tax law, including a reduction in the corporate tax rate and a transition to a new territorial system of taxation. The primary impact of the new legislation on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate tax rate. However, since we have recorded a full valuation allowance against our deferred tax assets, these changes did not have a material impact on our consolidated financial statements. The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess.

There is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development, or the OECD, and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals, Pillar One and Pillar Two, that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. Further, unilateral measures such as digital services tax and corresponding tariffs in response to such measures are creating additional uncertainty. If these proposals are passed, it is likely that we will have to pay higher income taxes in countries where such rules are applicable.

As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.

Our ability to use our net operating losses may be limited.

As of January 31, 2021, we had federal and state net operating losses, or NOLs, of $240.7 million and $132.4 million, respectively, which may be available to offset taxable income in the future. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Unused U.S. federal NOLs for taxable years beginning before January 1, 2018, may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under the Tax Act, as modified by legislation enacted on March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, U.S. federal NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income. The CARES Act temporarily suspends this 80% taxable income limitation, allowing an NOL carryforward to fully offset taxable income in tax years beginning before 2021. Not all states conform to the Tax Act or CARES Act and other states have varying conformity to the Tax Act or CARES Act.

Of the U.S. federal NOLs, no amount may be carried forward indefinitely with no limitations when utilized, and $71.9 million may be carried forward indefinitely with utilization limited to 80% of taxable income. The remaining $168.8 million will begin to expire in 2028. The state NOLs carryforwards begin to expire in 2026.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have completed a Section 382 study and have determined that none of the NOLs will expire solely due to Section 382 limitations. However, we may experience ownership changes as a result of our initial public offering or in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. This could limit the amount of NOLs that we can utilize annually to offset future taxable income or tax liabilities. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs may further affect the limitation in future years.

There is also a risk that due to federal or state regulatory changes, such as suspensions on the use of NOLs, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are, and expect to continue to be, subject to review and audit by the U.S. Internal Revenue Service, or the IRS, and other tax authorities in various domestic and foreign jurisdictions. As a result, we may receive assessments in multiple jurisdictions on various tax-related assertions. Taxing authorities may challenge our tax positions and methodologies on various matters, including our positions regarding the collection of sales and use taxes and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. We assess the likelihood of adverse outcomes resulting from any ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable judgments and estimates. The calculation of our tax liabilities involves uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies or calculation of our tax liabilities are accurate or that the outcomes from tax examinations will not have an adverse effect on our financial condition and results of operations. A difference in the ultimate resolution of tax uncertainties from what is currently estimated could adversely affect our financial condition and results of operations.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We collect sales tax in a number of jurisdictions. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, interest or future requirements would adversely affect our financial condition and results of operations.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to us, or varying interpretations of current accounting principles, in particular with respect to revenue recognition, could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of the change. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. Our accounting policies that involve judgment include standalone selling prices, or SSP, for each distinct performance obligation, capitalized internal-use software costs, expected period of benefit for deferred commissions, valuation of our common stock, stock-based compensation, determination of allowance for doubtful accounts and accounting for income taxes. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations could be adversely affected, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

As a result of being a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the

listing standards of the Nasdaq Global Select Market. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these laws, regulations and standards are subject to varying interpretations and their application in practice may evolve over time as regulatory and governing bodies issue revisions to, or new interpretations of, these public company requirements. Such changes could result in continuing uncertainty regarding compliance matters and higher legal and financial costs necessitated by ongoing revisions to disclosure and governance practices. We will continue to invest resources to comply with evolving laws, regulations and standards and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from any international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, financial condition and results of operations, and could cause a decline in the market price of our common stock.

Operating as a public company will require us to incur substantial costs and will require substantial management attention.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC and the listing standards of the Nasdaq Global Select Market. The Exchange Act requires, among other things, we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an “emerging growth company.” In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors.

Certain members of our management team have limited experience managing a publicly traded company, and certain members joined us more recently. As such, our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Risks Related to Ownership of Our Common Stock

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an “emerging growth company,” we are also allowed to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. As a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates. We have elected to take advantage of this extended transition period under the JOBS Act with respect to Accounting Standards Update 2016-02, Leases (Topic 842), which establishes a principle for recognition of assets and liabilities from leasing arrangements. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be for as long as five full fiscal years following the completion of this offering. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Upon the completion of this offering, our executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own approximately             % of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Upon the completion of this offering, our executive officers, directors and our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately             % of the outstanding shares of our common stock, based on the number of shares outstanding as of              and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and might ultimately affect the market price of our common stock.

An active trading market for our common stock may never develop or be sustained.

We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “BASE”. However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the market price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new offerings or platform features;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	short selling of our common stock or related derivative securities;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	announced or completed acquisitions of businesses, offerings or technologies by us or our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	new laws, regulations, rules or industry standards or new interpretations of existing laws, regulations, rules or industry standards applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the market price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. The market price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, would result in substantial costs and a diversion of our management’s attention and resources.

Recently, the stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility, including as a result of the COVID-19 pandemic. Furthermore, the market price of our common stock may be adversely affected by third parties trying to drive down the price of our common stock. Short sellers and others, some of whom post anonymously on social media, can negatively affect the market price of our common stock and may be positioned to profit if the market price of our common stock declines. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on             shares of our common stock (after giving effect to the Capital Stock Conversion) outstanding as of             , we will have              shares of our common stock outstanding following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock. Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to, without the prior written consent of             , on behalf of the underwriters, dispose of or hedge any of our common stock for              days following the date of this prospectus. We refer to such period as the restricted period. When the restricted period in the lock-up agreements expires, our locked-up security holders will be able to sell their shares of common stock in the public market. See the section titled “Shares Eligible for Future Sale” for additional information.

As a result of these agreements and the provisions of our amended and restated investors’ rights agreement, dated as of May 19, 2020, as may be amended from time to time, or IRA, described further in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning              days after the date of this prospectus (subject to the terms of the lock-up agreements described above), the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Upon the completion of this offering, stockholders owning an aggregate of up to              shares of our common stock will be entitled, under our IRA, to require us to register shares owned by them for public sale in the United States. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

Sales, directly or indirectly, of shares of our common stock by existing equityholders could cause the market price of our common stock to decline.

Sales, directly or indirectly, of a substantial number of shares of our common stock, or the public perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equityholders have substantial unrecognized gains on the value of the equity they hold, and may take, or attempt to take, steps to sell, directly or indirectly, their shares or otherwise secure, or limit the risk to, the value of their unrecognized gains on those shares.

While our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters, sales, short sales or hedging transactions involving our equity securities, whether before or after the completion of this offering and whether or not we believe them to be prohibited, could adversely affect the market price of our common stock. Further, record holders of our securities are typically the parties to the lock-up agreements, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact the market price of our common stock. In addition, to the extent an equityholder does not comply with or the underwriters are unable to enforce the terms of a lock-up agreement, such equityholder may be able to sell, short sell, transfer, hedge, pledge or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge or otherwise dispose of, their equity interests at any time after the completion of this offering, which could negatively impact the market price of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price of $             per share is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock of $             per share as of             . Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Therefore, if you purchase common stock in this offering, you will incur immediate dilution of $             per share in the net tangible book value per share from the price you paid.

This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. In addition, as of             , stock options to purchase              shares of our common stock with a weighted-average exercise price of $             per share were outstanding under our equity compensation plans and warrants to purchase              shares of our common stock with a weighted-average exercise price of $             per share were also outstanding. The exercise of any of these stock options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. See the section titled “Dilution” for additional information.

The issuance of additional stock in connection with financings, acquisitions, investments, our equity compensation plans or otherwise will dilute all other stockholders.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering authorizes us to issue up to              shares of common stock and up to              shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, our equity compensation plans or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

We have broad discretion over the use of the net proceeds from this offering and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition and results of operations. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the market price of our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will contain provisions that may make the acquisition of our company more difficult, including the following:

•	our board of directors will be classified into three classes of directors with staggered three-year terms, and directors will only be able to be removed from office for cause;

•	certain amendments to our amended and restated certificate of incorporation will require the approval of at least 66 2/3% of our then-outstanding common stock;

•	our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer or a majority of our board of directors;

•	certain litigation against us can only be brought in Delaware;

•

our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaints asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act. We note, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and that there is uncertainty as to whether a court would enforce this exclusive forum provision. Further, the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, other courts may still find these provisions to be inapplicable or unenforceable.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the market price and trading volume of our common stock could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the market price of our common stock would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the market price and trading volume of our common stock to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Additionally, our ability to pay cash dividends on our common stock is limited by restrictions under the terms of the Credit Facility. As a result, stockholders must rely on sales of their common stock after price appreciation, if any, as the only way to realize any future gains on their investment in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, our ability to determine reserves and our ability to achieve and maintain future profitability;

•	the sufficiency of our cash, cash equivalents and short-term investments to meet our liquidity needs;

•	the demand for our products and services or for data management solutions in general;

•	our ability to attract and retain users and partners;

•	our ability to develop new products and features and bring them to market in a timely manner and make enhancements to our offerings;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	the impact of the COVID-19 pandemic and associated economic downturn on our business and results of operations;

•	our expectations regarding the effects of existing and developing laws, rules, regulations and other legal obligations, including with respect to taxation and data privacy and security;

•	our ability to manage risk associated with our business;

•	our expectations regarding new and evolving markets;

•	our ability to maintain, develop and protect our brand;

•	our ability, and our customers’ and our third-party service providers’ ability, to maintain the security and availability to each of our technological and physical infrastructures;

•	our expectations and management of future growth;

•	our expectations concerning relationships with third parties;

•	our ability to obtain, maintain, defend and enforce our intellectual property;

•	our use of third-party open source software in our solutions and the availability of portions of our source code on an open source basis;

•	our ability to successfully acquire and integrate companies and assets;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY, MARKET AND OTHER DATA

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of, or accessibility through, the below sources and websites, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any website address in this prospectus is an inactive textual reference only.

The sources of the statistical data, estimates and market and industry data contained in this prospectus are identified by superscript notations and are provided below:

•	Altoros, Performance Evaluation of NoSQL Databases as a Service with YCSB: Couchbase Cloud, MongoDB Atlas, and AWS DynamoDB, Q4 2020.

•	Business Chief, Top 10 biggest hotel chains, September 7, 2020.

•	Consumer Goods Technology, Top 100 Consumer Goods Companies of 2019, December 1, 2019.

•	Gartner, Gartner Says Worldwide IT Spending to Grow 4% in 2021, October 20, 2020.

•	HG Insights, Couchbase Forbes Global 2000 Database Management System Custom Spend Analysis, April 16, 2021.

•	IDC, Powering Business-Critical Applications: Business Value of the Couchbase NoSQL Database, July 2019.

•	IDC, Semiannual Software Tracker, 2020H1 Forecast Release, November 12, 2020.

•	Insurance Business America, Revealed – Top 10 largest insurance companies in the world, January 5, 2021.

•	Investopedia, The Top 3 Credit Bureaus, updated January 13, 2021.

•	PaySpace Magazine, Top 10 logistics companies worldwide, February 17, 2020.

•	The Points Guy, These Are the World’s Largest Airlines, August 3, 2019.

•	Yahoo! Finance, 11 Biggest Telecom Companies in the World, October 30, 2020.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $            , based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $            , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $            , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may use some of the net proceeds we receive from this offering to repay all or a portion of the outstanding debt under the Credit Facility. The Credit Facility matures in January 2024 and bears a variable annual interest rate of the prime rate plus 0.5%. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revolving Line of Credit” for more information on the Credit Facility. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

We cannot further specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, the terms of the Credit Facility place certain limitations on the amount of cash dividends we can pay, even if no amounts are currently outstanding under the Credit Facility.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments, as well as our capitalization, as of              as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Capital Stock Conversion, as if such conversion had occurred on              and (ii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of              shares of our common stock in this offering, based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

As of
	Actual	Pro Forma	Pro Forma as Adjusted(1)

(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$	$	$

Redeemable convertible preferred stock, par value $0.00001 per share:              shares authorized,              issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

	$	$	$

Stockholders’ equity (deficit):
Preferred stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted

Common stock, par value $0.00001 per share:              shares authorized,              shares issued and outstanding, actual;              shares authorized,              shares issued and outstanding, pro forma;              shares authorized,              shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit

Total stockholders’ equity (deficit)

Total capitalization	$	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $            , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity, total capitalization and shares outstanding as of              would be $            , $            , $            , $             and             , respectively.

The pro forma and pro forma as adjusted columns in the table above are based on              shares of our common stock (after giving effect to the Capital Stock Conversion) outstanding as of              and exclude the following:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of warrants to purchase common stock outstanding as of , with an exercise price of $ per share;

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Plan, which will become effective prior to the completion of this offering;

•

             shares of our common stock reserved for future issuance under our 2018 Plan, as of             , which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2018 Plan; and

•	shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and our ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2018 Plan or our 2008 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Dilution in pro forma as adjusted net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and redeemable convertible preferred stock by the number of shares of our common stock outstanding. Our historical net tangible book value as of              was $            , or $             per share. Our pro forma net tangible book value as of              was $            , or $             per share, based on the total number of shares of our common stock outstanding as of             , after giving effect to the Capital Stock Conversion.

After giving effect to the sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of              would have been $            , or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of	$
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $             per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $             per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to

this offering, would be $             per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares of common stock in this offering would be $             per share.

The following table presents, as of             , after giving effect to the Capital Stock Conversion, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and the average price per share paid or to be paid to us at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $            , assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by $            , assuming the assumed initial public offering price remains the same and before deducting the estimated underwriting discounts and commissions payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own             % and our new investors would own             % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on              shares of our common stock (after giving effect to the Capital Stock Conversion) outstanding as of             , and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of warrants to purchase common stock outstanding as of , with an exercise price of $ per share;

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Plan, which will become effective prior to the completion of this offering;

•	shares of our common stock reserved for future issuance under our 2018 Plan, as of , which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2018 Plan; and

•	shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and our ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2018 Plan or our 2008 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase our common stock or warrants are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statements of operations data for the years ended January 31, 2020 and 2021 and the consolidated balance sheet data as of January 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,
	2020	2021

	(in thousands, except per share data)
Revenue:
License	$11,128	$14,032
Support and other	65,472	82,904

Total subscription revenue	76,600	96,936
Services	5,921	6,349

Total revenue	82,521	103,285

Cost of revenue:
Subscription(1)	3,446	6,074
Services(1)	4,356	5,543

Total cost of revenue	7,802	11,617

Gross profit	74,719	91,668

Operating expenses:
Research and development(1)	31,672	39,000
Sales and marketing(1)	57,829	70,248
General and administrative(1)	15,561	15,500

Total operating expenses	105,062	124,748

Loss from operations	(30,343)	(33,080)
Interest expense	(4,657)	(6,970)
Other income (expense), net	6,509	1,111

Loss before income taxes	(28,491)	(38,939)
Provision for income taxes	766	1,044

Net loss	$(29,257)	$(39,983)

Cumulative dividends on Series G redeemable convertible preferred stock	—	(4,076)

Net loss attributable to common stockholders	$(29,257)	$(44,059)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(2.13)	$(3.08)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	13,723	14,293

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(0.54)

Weighted-average shares used in computing pro forma net loss per share attributable to common, basic and diluted (unaudited)(2)		74,635

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2020	2021

	(in thousands)
Cost of revenue—subscription	$54	$69
Cost of revenue—services	22	54
Research and development	1,080	1,316
Sales and marketing	920	1,536
General and administrative	1,342	1,696

Total stock-based compensation expense	$3,418	$4,671

(2)

See Notes 2 and 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders and the weighted-average shares used computing of the per share amounts.

	As of January 31,
	2020	2021

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$18,224	$56,843
Working capital (deficit)(1)	(12,153)	30,682
Total assets	67,742	117,188
Deferred revenue, current and noncurrent	60,929	61,710
Long-term debt(2)	49,282	24,948
Redeemable convertible preferred stock	155,506	259,822
Total stockholders’ deficit	(213,216)	(246,342)

(1)	Working capital (deficit) is defined as current assets less current liabilities.
(2)	See Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information.

Key Business Metrics

We review a number of operating and financial metrics, including the following key business metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Annual Recurring Revenue

	As of January 31,
	2020	2021

	(in millions)
ARR	$88.1	$107.8

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Annual Recurring Revenue” for information about how we calculate ARR.

Customers

	As of January 31,
	2020	2021
Customers	509	541

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Customers” for information about how we calculate our number of customers.

Non-GAAP Financial Measures

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense recorded to cost of revenue. We use non-GAAP gross profit and non-GAAP gross margin in conjunction with GAAP financial measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,
	2020	2021

	(dollars in thousands)
Gross profit	$74,719	$91,668
Non-GAAP gross profit	74,795	91,791
Gross margin	91%	89%
Non-GAAP gross margin	91%	89%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense and litigation-related expenses. We use non-GAAP operating loss and non-GAAP operating margin in conjunction with GAAP measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,
	2020	2021

	(dollars in thousands)
Loss from operations	$(30,343)	$(33,080)
Non-GAAP operating loss	(22,786)	(28,196)
Operating margin	(37)%	(32)%
Non-GAAP operating margin	(28)%	(27)%

Free Cash Flow

We define free cash flow as cash used in operating activities less purchases of property and equipment, which includes capitalized internal-use software costs. We believe free cash flow is a useful indicator of liquidity that provides our management, board of directors and investors with information about our future ability to generate or use cash to enhance the strength of our balance sheet and further invest in our business and pursue potential strategic initiatives. For the years ended January 31, 2020 and 2021, our free cash flow included cash paid for interest on our long-term debt of $3.8 million and $6.0 million, respectively. For the year ended January 31, 2020, our free cash flow included cash received from a litigation settlement, net of expenses, of $2.3 million. This amount was not material for the year ended January 31, 2021.

	Year Ended January 31,
	2020	2021

	(in thousands)
Net cash used in operating activities	$(21,757)	$(39,178)
Net cash used in investing activities	(4,710)	(22,412)
Net cash provided by financing activities	35,780	80,501
Free cash flow	(26,467)	(41,997)

See the section titled “Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Financial Measures” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled “Risk Factors” and other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. The last day of our fiscal year is January 31. Our fiscal years ended January 31, 2020 and 2021 are referred to herein as fiscal 2020 and fiscal 2021, respectively.

Overview

Our mission is to empower enterprises to build, manage and operate modern mission-critical applications at the highest scale and performance. Couchbase provides a leading modern database for enterprise applications. Enterprises rely on Couchbase to power the core applications their businesses depend on, for which there is no tolerance for disruption or downtime. Our database is versatile and works in multiple configurations, from cloud to multi- or hybrid-cloud to on-premise environments to the edge, and can be run by the customer or managed by us. We have architected our database on the next-generation flexibility of NoSQL, embodying a “not only SQL” approach. We combine the schema flexibility unavailable with legacy databases with the power and familiarity of the SQL query language, the lingua franca of database programming, into a single, unified platform. Our cloud-native platform provides a powerful modern database that serves the needs of both enterprise architects and application developers.

We built Couchbase for the most important, mission-critical applications for the largest enterprises, with the highest performance, reliability, scalability and agility requirements. Any compromise of these requirements could cause these applications to fail—stopping or delaying package delivery for shipping companies, interrupting reservations for travel companies or causing product shortages in stores for retailers. We have spent over a decade building a platform architected to solve our customers’ most difficult database challenges, from scale to flexibility to deployment. This includes enabling Couchbase to not just simply run in the cloud, but to run anywhere from public clouds to hybrid environments and even all the way to the edge, in truly distributed environments with flexibility in and between those environments. Combined with our performance at scale, we believe this power enables customers to run their most important applications with the effectiveness they require, with the efficiency they desire and in the modern infrastructure environments they demand.

With nearly every aspect of our lives being transformed by digital innovation, enterprises are charged with building applications that enable delightful and meaningful customer experiences. Enterprises are increasingly reliant on applications, and applications in turn rely on databases to store, retrieve and operationalize data into action. Today, applications are operating at a scale, speed and dynamism unheard of just a decade ago. There is an increasing diversity of application types, modalities and delivery and consumption models, and the volume, velocity and variety of data on which applications rely is growing at an exponential rate. Consequently, the demand on enterprises and their databases is growing exponentially. These trends are poised to continue, applying increasing urgency for enterprises to digitally transform. Indeed, digital transformation has become both a strategic imperative and a competitive necessity for enterprises seeking to thrive in a data-driven world.

We designed Couchbase to give enterprises a database for the modern cloud world, overcoming the limitations of legacy database technologies and enabling the high performance, reliability, scalability and agility required by enterprises to deliver their mission-critical applications. We facilitate a seamless transition for our customers from legacy relational databases to our modern database resulting in better application scalability, user experience and security at the pace that works for them. We believe that both enterprise architects and application developers are key to initiating the transition away from legacy database technologies and that we are uniquely positioned and architected to serve both.

Since our inception, we have achieved several key milestones which have driven our growth:

2011

•	Created as a next-generation, cloud-native, open source database company with the merger of Membase and CouchOne

2012

•	Established as one of the first multi-modal enterprise NoSQL databases combining a pure key-value database with a JSON document-oriented database

2013

•	Began supporting multi- and hybrid-cloud deployments with advancements around built-in Cross Data Center Replication, or XDCR

2014

•	Launched Couchbase Mobile, making us one of the first distributed NoSQL databases, enabling cloud to edge deployments and mobile applications

2015

•	Introduced Multi-Dimensional Scaling, or MDS, to enable independent, cloud-native scaling of services (index, query, data, etc.) with containers to reduce operational complexity and lower TCO

2016

•	Released significant enhancements to the Couchbase platform to make it easier for users to introduce N1QL into their existing architectures with complex query requirements

2017

•	Introduced support for full-text search to improve development productivity, reduce operational complexity and eliminate the need for a separate third-party search engine

2018

•	Introduced the operational analytics service to enable real-time analysis of operational data without the need to export data into a separate analytical system

•	Introduced the eventing service to enable application developers to develop, deploy, debug and maintain data-driven business logic from a centralized platform

2019

•	Enabled full system of record application deployments with the support of distributed Multi-Document ACID transactions without compromising performance and scale

2020

•	Launched Couchbase Cloud, a fully-managed DBaaS offering, including multi-cloud management capabilities

We sell our platform through our direct sales force and our growing ecosystem of partners. Our platform is broadly accessible to a wide range of enterprises, as well as governments and organizations. We have customers in a range of industries, including retail and e-commerce, travel and hospitality, financial services and insurance, software and technology, gaming, media and entertainment and industrials. We focus our selling efforts on the largest global enterprises with the most complex data requirements, and we have introduced a new cloud-based managed offering for enterprises looking for a turnkey version of our platform.

We have achieved significant growth over our operating history. For fiscal 2020 and 2021, our revenue was $82.5 million and $103.3 million, respectively, representing year-over-year growth of 25%. As of January 31, 2020 and 2021, our ARR was $88.1 million and $107.8 million, respectively, representing year-over-year growth of 22%. Over the same periods, our net loss was $29.3 million and $40.0 million, respectively, as we continued to invest in the growth of our business to capture the massive opportunity that we believe is available to us.

Our Business Model

We generate the substantial majority of our revenue from sales of subscriptions, which accounted for 93% and 94% of our total revenue in fiscal 2020 and 2021, respectively. We derive substantially all of our subscription revenue from the Enterprise Edition of our Couchbase platform, which includes Couchbase Server, our flagship product, and Couchbase Mobile. The Couchbase platform is designed to give our customers flexibility to run anywhere the customer chooses, whether deployed in on-premise data centers, mobile, private clouds, public clouds, multi-clouds or hybrid clouds. The Couchbase platform is licensed per node, which we define as an instance of Couchbase running on a server. Our platform can be deployed with intentional flexibility between a traditional data center on bare metal servers or within a virtualized or containerized environment, such as VMware or Docker, as well as in a public cloud, such as Amazon Web Services, Microsoft Azure and Google Cloud Platform, with the ability to run in any configuration that a customer desires. Our subscription pricing is based on the computing power and memory per instance, as well as the chosen service level. We offer three different support levels: the Platinum level offers 24/7 support and the shortest response time of 30 minutes; the Gold level offers 24/7 support with a response time of 2 hours; and the Silver level offers 7am-5pm local time support, 5 days a week. These response times are for incidences of the highest severity level, which we identify as level P1. The initial response time for levels P2 and P3, which are less severe, are longer.

The non-cancelable term of our subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances, and is typically billed annually in advance. The timing and billing of large, multi-year contracts can create variability in revenue and deferred revenue between periods.

We also derive subscription revenue from a fully-managed offering of Couchbase Server, called Couchbase Cloud, which we introduced in June 2020. Couchbase Cloud is licensed using an on-demand consumption model or an annual credit model, which removes the need to license different node types separately. Couchbase Cloud pricing delivers superior customer flexibility relative to other CSPs as on-demand pricing allows customers to pay only for what they use based on hourly pricing and the credits purchased through our annual credit model expire only at the end of a 12-month period, rather than ratably over the year. We also provide automatic conversion to on-demand consumption when credits expire or are exhausted. Couchbase Cloud credits can be purchased upfront to provide cost savings with volume discounts available based on credit quantity. We offer two pricing levels for Couchbase Cloud, based on the support response time. Revenue from Couchbase Cloud was not material for fiscal 2021.

We also generate revenue from services, which represented 7% and 6% of our total revenue in fiscal 2020 and 2021, respectively. Our services revenue is derived from our professional services related to the implementation or configuration of our platform and training. We have invested in building our services organization because we believe it plays an important role in customer success, ensuring that our customers fulfill their digital transformation agendas while leveraging our platform, accelerating our customers’ realization of the full benefits of our platform and driving increased adoption of our platform.

Our go-to-market strategy is focused on large enterprises recognized as leaders in their respective industries who are attempting to solve complicated business problems by digitally transforming their operations. As a result, Couchbase powers some of the largest and most complex enterprise applications worldwide. Through our highly instrumented “sell-to” go-to-market motion, we have built a direct sales organization that understands the strategic needs of enterprises as well as a marketing organization that emphasizes our enablement of digital transformation through our no-compromises approach to performance, resiliency, scalability, agility and TCO savings.

We complement our “sell-to” go-to-market motion with a “buy-from” go-to-market motion, which is focused on targeting the application developer community to drive adoption of our platform. To accomplish this, we offer free Community Editions of some of our products, free trials of our Enterprise Edition of Couchbase Server and Couchbase Cloud products and a web browser-based demonstration version of Couchbase Server to further accelerate application developer adoption. We believe these offerings lead to future purchases of the Enterprise Edition. While our Community Edition includes the core functionality of Couchbase Server, it is not suited for mission-critical deployments, as it offers only limited functionality around the scaled performance and security that enterprises require and no direct customer support from Couchbase.

We also continuously grow and cultivate our cloud provider partner and technology provider ecosystem. Our PartnerEngage program, which serves as our umbrella partner program, is tailored to enable our partners to deliver an excellent experience for customers while achieving profitable growth. For our customers, PartnerEngage provides more options and enhanced availability to reach Couchbase. A significant portion of our revenue in fiscal 2021 was attributable to our partner ecosystem.

We employ a land-and-expand model centered around our platform offerings, which have a rapid time to production and time to value for our customers, and our sales and customer success organizations, which proactively guide customers to realize strategic and transformative use cases and drive greater adoption of our platform and services. Our marketing organization is focused on building our brand reputation and awareness, which drive customer interest and demand for our platform. As part of these efforts, we host Couchbase Connect.ONLINE, a technical conference for application developers and enterprise architects, which showcases compelling customer testimonials and various use cases of our platform. Our Couchbase Connect offering also provides application developers with helpful resources to help them learn more about our platform, including access to over one hundred and fifty on-demand instructional webinars. We also offer Couchbase Playground, allowing application developers to access Couchbase’s API and Couchbase Academy, which includes role-specific training courses. Application developers are also able to collaborate and discuss specific topics related to our platform on our forum, which had over 15,000 discussion topics and over 90,000 posts as of January 31, 2021.

We have experienced strong growth from our largest customers:

•

Our customers that had at least $1 million in ARR as of January 31, 2021 have increased their ARR by an average of 29x since the time of such customer’s first contract with us. ARR attributed to this category of customers has increased on average approximately 13x between January 31, 2016 and January 31, 2021, and represented 41% of our total ARR as of January 31, 2021.

•

Our customers that had at least $500,000 in ARR as of January 31, 2021 have increased their ARR by an average of 19x since the time of such customer’s first contract with us. ARR attributed to this second category of customers has increased on average approximately 10x between January 31, 2016 and January 31, 2021, and represented 56% of our total ARR as of January 31, 2021.

As of January 31, 2021, our customer base consisted of 541 customers spanning across more than 50 countries, including over 30% of the Fortune 100 and over 25% of the Forbes Global 2000. While customers in the Fortune 100 and the Forbes Global 2000 represented a meaningful portion of our ARR in the aggregate, no one customer accounted for more than 5% of our ARR as of January 31, 2021. Our land-and-expand motion has led to strong customer success and ARR, growing ARR by an average of 21x since the time of such customer’s first contract with us among our top 50 customers as of January 31, 2021. We have also been successful in retaining our customers and increasing their spend with us over time. Our dollar-based net retention rate was over 115% for each of the past four quarters.6

[6]

Our dollar-based net retention rate for any period equals the simple arithmetic average of our quarterly dollar-based net retention rate for the four quarters ending with the most recent fiscal quarter. To calculate our dollar-based net retention rate for a given quarter, we start with the ARR (Base ARR) attributable to our customers (Base Customers) as of the end of the same quarter of the prior fiscal year. We then determine the ARR attributable to the Base Customers as of the end of the most recent quarter and divide that amount by the Base ARR. Due to the availability of the data required to calculate our dollar-based net retention rate, we are not able to calculate our dollar-based net retention rate for any periods prior to the first quarter of fiscal 2021.

Factors Affecting Our Performance

Continuing to Acquire New Customers

We grow our subscription revenue by acquiring new customers. The size of our customer base may vary from period to period for several reasons, including the length of our sales cycle, the effectiveness of our sales and marketing efforts, enterprise application development cycles and the corresponding adoption rates of modern applications that require database solutions like ours. Additionally, our revenue has and will vary as new customers purchase our products due to the fact that we recognize a portion of such subscription revenue upfront. As digital transformation continues to accelerate, we believe that Couchbase Cloud, our fully-managed DBaaS offering, will become increasingly popular as a result of its compelling pricing model, ease of operation, lower TCO, time to market and flexibility. We will continue to offer Couchbase Cloud and provide flexible, highly available and differentiated economical options to capture new customers.

Continuing to Expand Within Existing Customers

A significant part of our growth has been, and we expect will continue to be, driven by expansion within our existing customer base. Growth of our revenue from our existing customers results from increases in the scale of their deployment for existing use cases, or when customers utilize our platform to address new use cases. In addition, our professional services organization helps customers deploy new use cases and optimize their existing implementations. Our revenue from our subscription offerings varies depending on the scale and performance requirements of our customers’ deployments. We are focusing on growing our subscription revenue, particularly from enterprises, while delivering professional services and training to support this growth. We have been successful in expanding our existing customers’ adoption of our platform as demonstrated by our dollar-based net retention rate of over 115% in each of the past four quarters.

Continuing to Invest in Growth

We expect to continue to invest in our offerings, personnel, geographic presence and infrastructure in order to drive future growth, as well as to pursue adjacent opportunities. We expend research and development resources to drive innovation in our proprietary software to constantly improve the functionality and performance of our platform and to increase the deployment models available to our customers. We have increased our headcount from 437 employees as of January 31, 2020 to 562 as of January 31, 2021. We anticipate continuing to increase our headcount to ensure that our product development organization drives improvements in our product offerings, our sales and marketing organization can maximize opportunities for growing our business and revenue and our general and administrative organization efficiently supports the growth of our business as well as our effective operation as a public company.

Key Business Metrics

Annual Recurring Revenue

We define ARR as of a given date as the annualized recurring revenue that we would contractually receive from our customers in the month ending 12 months following such date. Based on historical experience with customers, we assume all contracts will be automatically renewed at the same levels unless we receive notification of non-renewal and are no longer in negotiations prior to the measurement date. ARR excludes revenue from on-demand arrangements. Although we seek to increase ARR as part of our strategy of targeting large enterprise customers, this metric may fluctuate from period to period based on our ability to acquire new customers and expand within our existing customers. We believe that our ARR is an important indicator of the growth and performance of our business.

	As of January 31,
	2020	2021

	(in millions)
ARR	$88.1	$107.8

Customers

We calculate our total number of customers at the end of each period. We include in this calculation each customer account that has an active subscription contract with us or with which we are negotiating a renewal contract at the end of a given period. Each party with which we enter into a subscription contract is considered a unique customer and, in some cases, a single organization may be counted as more than one customer. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity. We believe that our number of customers is an important indicator of the growth of our business and future revenue trends.

	As of January 31,
	2020	2021
Customers	509	541

Non-GAAP Financial Measures

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense recorded to cost of revenue. We use non-GAAP gross profit and non-GAAP gross margin in conjunction with GAAP financial measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,
	2020	2021

	(dollars in thousands)
Gross profit	$74,719	$91,668
Non-GAAP gross profit	74,795	91,791
Gross margin	91%	89%
Non-GAAP gross margin	91%	89%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense and litigation-related expenses. We use non-GAAP operating loss and non-GAAP operating margin in conjunction with GAAP measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,
	2020	2021

	(dollars in thousands)
Loss from operations	$(30,343)	$(33,080)
Non-GAAP operating loss	(22,786)	(28,196)
Operating margin	(37)%	(32)%
Non-GAAP operating margin	(28)%	(27)%

Free Cash Flow

We define free cash flow as cash used in operating activities less purchases of property and equipment, which includes capitalized internal-use software costs. We believe free cash flow is a useful indicator of liquidity that provides our management, board of directors and investors with information about our future ability to generate or use cash to enhance the strength of our balance sheet and further invest in our business and pursue potential strategic initiatives. For the years ended January 31, 2020 and 2021, our free cash flow included cash paid for interest on our long-term debt of $3.8 million and $6.0 million, respectively. For the year ended January 31, 2020, our free cash flow included cash received from a litigation settlement, net of expenses, of $2.3 million. This amount was not material for the year ended January 31, 2021.

	Year Ended January 31,
	2020	2021

	(in thousands)
Net cash used in operating activities	$(21,757)	$(39,178)
Net cash used in investing activities	(4,710)	(22,412)
Net cash provided by financing activities	35,780	80,501
Free cash flow	(26,467)	(41,997)

See the section titled “Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Financial Measures” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

Impact of COVID-19

The ongoing COVID-19 pandemic and efforts to mitigate its impact have significantly curtailed the movement of people, goods and services worldwide, including in the geographic areas in which we conduct our business operations and from which we generate our revenue. It has also caused societal and economic disruption and financial market volatility, resulting in business shutdowns and reduced business activity. We believe that the COVID-19 pandemic has had a modest negative impact on our business and results of operations, primarily as a result of:

•

delaying or pausing digital transformation and expansion projects and negatively impacting IT spending, which has caused potential customers to delay or forgo purchases of subscriptions for our platform and services, and which has caused some existing customers to request concessions including extended payment terms or better pricing, fail to renew subscriptions, reduce their usage or fail to expand their usage of our platform;

•	restricting our sales operations and marketing efforts, reducing the effectiveness of such efforts in some cases and delaying or lengthening our sales cycles;

•	delaying collections or resulting in an inability to collect accounts receivable, including as a result of customer bankruptcies; and

•	delaying the delivery of professional services and training to our customers.

The COVID-19 pandemic may cause us to continue to experience the foregoing challenges in our business in the future and could have other effects on our business, including disrupting our ability to develop new offerings and enhance existing offerings, market and sell our products and services and conduct business activities generally.

In contrast, in the longer term we may also see some positive impacts on our business as a result of the COVID-19 pandemic. We believe the COVID-19 pandemic has accelerated the trend of enterprises seeking to modernize and re-architect their mission-critical applications and the building of new applications to allow them to function in the cloud. The constraining of IT budgets could also further accelerate the adoption and expansion of our platform, as it can effectively support mission-critical applications while providing significant TCO benefits.

The COVID-19 pandemic has also driven some temporary cost savings to our business. We have experienced slower growth in certain operating expenses due to reduced business-related travel, deferred hiring for some positions and the virtualization or cancellation of customer and employee events. We have also paused expanding some existing facilities, as well as expanding into new facilities.

Following the challenges we experienced during the first and second fiscal quarters of 2021 due in large part to the COVID-19 pandemic, we have seen continued growth in our business. More broadly, we believe this growth may accelerate as businesses begin to reopen, as our investments in our cloud offering begin to gain traction and as our sales and marketing organization are able to operate at full capacity. The impact of the COVID-19 pandemic on our industry continues to evolve, and the full impact on our financial condition and results of operations remains uncertain. See the section titled “Risk Factors—Risks Related to Our Business and Industry—The global COVID-19 pandemic has harmed and could continue to harm our business and results of operations” for more information regarding risks related to the COVID-19 pandemic.

Components of Results of Operations

Revenue

We derive revenue from sales of subscriptions and services. Our subscription revenue is primarily derived from term-based software licenses to our platform sold in conjunction with post-contract support, or PCS. PCS bundled with software licenses includes internet, email and phone support, bug fixes and the right to receive unspecified software updates and upgrades released when and if available during the subscription term. The software license and PCS revenue is presented as “License” and “Support and other,” respectively, in our consolidated statements of operations. License revenue is recognized upon transfer, when our customer has received access to our software. PCS revenue, or “Support,” is recognized ratably over the term of the arrangement beginning on the date when access to the subscription is made available to our customer. The non-cancelable term of our subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances. “Other” revenue was not material for the periods presented. Our services revenue is derived from our professional services related to the implementation or configuration of our platform and training. Services revenue is recognized over time based on input measures for professional services and upon delivery for training.

We expect our revenue may vary from period to period based on, among other things, the timing and size of new subscriptions, the proportion of term license contracts that commence within the period, the rate of customer renewals and expansions and delivery of professional services and training.

Cost of Revenue

Cost of subscription revenue primarily consists of personnel-related costs associated with our customer support organization, including salaries, bonuses, benefits and stock-based compensation, expenses associated with software and subscription services dedicated for use by our customer support organization, third-party cloud infrastructure expenses, amortization of costs associated with capitalized internal-use software related to Couchbase Cloud and allocated overhead. There is no cost of revenue associated with our license revenue. We expect our cost of subscription revenue to increase in absolute dollars as our subscription revenue increases and as we continue to amortize capitalized internal-use software costs related to Couchbase Cloud.

Cost of services revenue primarily consists of personnel-related costs associated with our professional services and training organization, including salaries, bonuses, benefits and stock-based compensation, costs of contracted third-party partners for professional services, expenses associated with software and subscription services dedicated for use by our professional services and training organization, travel-related expenses and allocated overhead. We expect our cost of services revenue to increase in absolute dollars as our services revenue increases.

Gross Profit and Gross Margin

Our gross profit and gross margin have been and will continue to be affected by various factors, including the average sales price of our subscriptions and services, the mix of subscriptions and services we sell and the associated revenue, the mix of geographies into which we sell and transaction volume growth. We expect our gross profit and gross margin to fluctuate in the near term depending on the interplay of these factors, and for gross margin to decline modestly in the long term as we introduce additional platform capabilities and product offerings and continue to expand our client base outside of the United States.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel-related costs are the most significant component of operating expenses and consist of salaries, bonuses, benefits, sales commissions and stock-based compensation expenses.

Research and Development

Research and development expenses consist primarily of personnel-related costs, expenses associated with software and subscription services dedicated for use by our research and development organization, depreciation and amortization of property and equipment and allocated overhead. We expect that our research and development expenses will increase in absolute dollars as we continue to invest in the features and functionalities of our platform. We expect research and development expenses to fluctuate as a percentage of revenue in the near term, but to decrease as a percentage of revenue over the long term as we achieve greater scale in our business.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs, expenses associated with software and subscription services dedicated for use by our sales and marketing organization, costs of general marketing and promotional activities, amortization of deferred commissions, fees for professional services related to sales and marketing, travel-related expenses and allocated overhead. We expect that our sales and marketing expenses will increase in absolute dollars as we continue to expand our sales and marketing efforts to attract new customers and deepen our engagement with existing customers. We expect sales and marketing expenses to fluctuate as a percentage of revenue in the near term as we continue to invest in growing the reach of our platform through our sales and marketing efforts, but to decrease as a percentage of revenue over the long term as we achieve greater scale in our business.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs associated with our finance, legal, human resources and other administrative personnel. In addition, general and administrative expenses include non-personnel costs, such as fees for professional services such as external legal, accounting and other professional services, expenses associated with software and subscription services dedicated for use by our general and administrative organization, certain taxes other than income taxes and allocated overhead. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations and increased expenses for insurance, investor relations and professional services. We expect that our general and administrative expenses will increase in absolute dollars as we continue to invest in the growth of our business and begin to operate as a publicly-traded company. We expect general and administrative expenses to fluctuate as a percentage of revenue in the near term, but to decrease as a percentage of revenue over the long term as we achieve greater scale in our business.

Interest Expense

Interest expense consists primarily of interest, prepayment penalties and end-of-term charges for our term loan.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency gains and losses related to the impact of transactions denominated in a foreign currency and gain on a legal settlement.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. We recorded a full valuation allowance against our U.S. deferred tax assets as we have determined that it is not more likely than not that the deferred tax assets will be realized. We maintain a full valuation allowance on our U.S. deferred tax assets, and the significant components of the provision for income taxes recorded are current cash taxes in various jurisdictions. The cash tax expenses are impacted by each jurisdiction’s individual tax rates, laws on the timing of recognition of income and deductions and availability of NOLs and tax credits. Our effective tax rate fluctuates significantly and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates.

Results of Operations

The following table sets forth our consolidated statements of operations for the periods indicated (in thousands):

	Year Ended January 31,
	2020	2021
Revenue:
License	$11,128	$14,032
Support and other	65,472	82,904

Total subscription revenue	76,600	96,936
Services	5,921	6,349

Total revenue	82,521	103,285

Cost of revenue:
Subscription(1)	3,446	6,074
Services(1)	4,356	5,543

Total cost of revenue	7,802	11,617

Gross profit	74,719	91,668

Operating expenses:
Research and development(1)	31,672	39,000
Sales and marketing(1)	57,829	70,248
General and administrative(1)	15,561	15,500

Total operating expenses	105,062	124,748

Loss from operations	(30,343)	(33,080)
Interest expense	(4,657)	(6,970)
Other income (expense), net	6,509	1,111

Loss before income taxes	(28,491)	(38,939)
Provision for income taxes	766	1,044

Net loss	$(29,257)	$(39,983)

(1) Includes stock-based compensation expense as follows (in thousands):

	Year Ended January 31,
	2020	2021
Cost of revenue—subscription	$54	$69
Cost of revenue—services	22	54
Research and development	1,080	1,316
Sales and marketing	920	1,536
General and administrative	1,342	1,696

Total stock-based compensation expense	$3,418	$4,671

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue:

	Year Ended January 31,
	2020	2021
Revenue:
License	13%	14%
Support and other	79	80

Total subscription revenue	93	94
Services	7	6

Total revenue	100	100

Cost of revenue:
Subscription	4	6
Services	5	5

Total cost of revenue	9	11

Gross profit	91	89

Operating expenses:
Research and development	38	38
Sales and marketing	70	68
General and administrative	19	15

Total operating expenses	127	121

Loss from operations	(37)	(32)
Interest expense	(6)	(7)
Other income (expense), net	8	1

Loss before income taxes	(35)	(38)
Provision for income taxes	1	1

Net loss	(35)%	(39)%

Note: Certain figures may not sum due to rounding.

Comparison of Fiscal 2020 and Fiscal 2021

Revenue

	Year Ended January 31,
	2020	2021	$ Change	% Change

	(dollars in thousands)
Revenue
License	$11,128	$14,032	$2,904	26%
Support and other	65,472	82,904	17,432	27%

Total subscription revenue	76,600	96,936	20,336	27%

Services	5,921	6,349	428	7%

Total revenue	$82,521	$103,285	$20,764	25%

Subscription revenue increased by $20.3 million, or 27%, from $76.6 million in the year ended January 31, 2020 to $96.9 million in the year ended January 31, 2021. The increase in subscription revenue was due to an increase in revenue from existing customers and new customers, as we increased our customer base from 509 customers as of January 31, 2020 to 541 customers as of January 31, 2021. Approximately 89% of the increase in revenue was attributable to growth from existing customers, and the remaining increase was attributable to new customers.

Services revenue increased by $0.4 million, or 7%, from $5.9 million in the year ended January 31, 2020 to $6.3 million in the year ended January 31, 2021. The increase in services revenue was primarily due to an increase in the number of professional services hours performed.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended January 31,
	2020	2021	$ Change	% Change

	(dollars in thousands)
Cost of revenue:
Subscription	$3,446	$6,074	$2,628	76%
Services	4,356	5,543	1,187	27%

Total cost of revenue	$7,802	$11,617	$3,815	49%

Gross profit	$74,719	$91,668
Gross margin	91%	89%
Headcount (at period end)	40	51

Cost of subscription revenue increased by $2.6 million, or 76%, from $3.4 million in the year ended January 31, 2020 to $6.1 million in the year ended January 31, 2021. The increase in cost of subscription revenue was primarily due to an increase of $1.2 million in personnel-related costs associated with increased headcount and an increase of $1.1 million related to the amortization of costs associated with capitalized internal-use software related to Couchbase Cloud.

Cost of services revenue increased by $1.2 million, or 27%, from $4.4 million in the year ended January 31, 2020 to $5.5 million in the year ended January 31, 2021. The increase in cost of services revenue was primarily due to an increase of $1.7 million in personnel-related costs, partially offset by a decrease of $0.7 million in travel-related costs due to COVID-19 restrictions.

The decrease in gross margin was primarily driven by the amortization of capitalized internal-use software related to Couchbase Cloud in fiscal 2021.

Research and Development

	Year Ended January 31,
	2020	2021	$ Change	% Change

	(dollars in thousands)
Research and development	$31,672	$39,000	$7,328	23%
Percentage of revenue	38%	38%
Headcount (at period end)	169	218

Research and development expenses increased by $7.3 million, or 23%, from $31.7 million in the year ended January 31, 2020 to $39.0 million in the year ended January 31, 2021. The increase in research and development expenses was primarily due to an increase of $6.1 million in personnel-related costs associated with increased headcount and an increase of $1.5 million in expenses associated with software and subscription services dedicated for use by our research and development organization.

Sales and Marketing

	Year Ended January 31,
	2020	2021	$ Change	% Change

	(dollars in thousands)
Sales and marketing	$57,829	$70,248	$12,419	21%
Percentage of revenue	70%	68%
Headcount (at period end)	194	241

Sales and marketing expenses increased by $12.4 million, or 21%, from $57.8 million in the year ended January 31, 2020 to $70.2 million in the year ended January 31, 2021. The increase in sales and marketing expenses was primarily due to an increase of $14.1 million in personnel-related costs associated with increased headcount, partially offset by a decrease of $1.8 million in travel-related costs due to COVID-19 restrictions.

General and Administrative

	Year Ended January 31,
	2020	2021	$ Change	% Change

	(dollars in thousands)
General and administrative	$15,561	$15,500	$(61)		*
Percentage of revenue	19%	15%
Headcount (at period end)	34	52

*	Less than 1% change

General and administrative expenses decreased by $0.1 million, or less than 1%, from $15.6 million in the year ended January 31, 2020 to $15.5 million in the year ended January 31, 2021. The decrease in general and administrative expenses was primarily due to a decrease of $2.4 million in fees for professional services, including a decline in legal fees as a result of litigation settled during the prior year, partially offset by an increase of $2.4 million in personnel-related costs associated with increased headcount.

Interest Expense

	Year Ended January 31,
	2020	2021	$ Change	% Change

	(dollars in thousands)
Interest expense	$(4,657)	$(6,970)	$(2,313)	50%

Interest expense increased by $2.3 million, or 50%, from $4.7 million in the year ended January 31, 2020 to $7.0 million in the year ended January 31, 2021. The increase in interest expense was primarily due to $1.8 million in end-of-term charges and $1.0 million in prepayment penalties associated with the pay-off of our term loan, partially offset by a lower average outstanding debt balance.

Other Income (Expense), Net

	Year Ended January 31,
	2020	2021	$ Change	% Change

	(dollars in thousands)
Other income (expense), net	$6,509	$1,111	$(5,398)	(83)%

Other income (expense), net decreased by $5.4 million, or 83%, from $6.5 million in the year ended January 31, 2020 to $1.1 million in the year ended January 31, 2021. The decrease in other income (expense), net was primarily due to litigation settlements received of $6.6 million during fiscal 2020, partially offset by a change in foreign currency transaction gains and losses of $1.2 million during the period.

Provision for Income Taxes

	Year Ended January 31,
	2020	2021	$ Change	% Change

	(dollars in thousands)
Loss before income taxes	$(28,491)	$(38,939)	$(10,448)	37%
Provision for income taxes	766	1,044	278	36%
Effective tax rate	(2.7)%	(2.7)%

Provision for income taxes increased by $0.3 million, or 36%, from $0.8 million in the year ended January 31, 2020 to $1.0 million in the year ended January 31, 2021. The increase in provision for income taxes was primarily due to the increase in the valuation allowance on our deferred tax assets, partially offset by foreign and state taxes.

Quarterly Results of Operations Data

The following tables set forth selected unaudited quarterly statements of operations data for each of the quarters presented, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared in accordance with GAAP on the same basis as our audited annual consolidated financial statements included elsewhere in this prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. The following unaudited quarterly results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year.

	Three Months Ended
	Apr. 30, 2019	July 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	July 31, 2020	Oct. 31, 2020	Jan. 31, 2021

	(in thousands)
Revenue:
License	$2,687	$2,769	$1,842	$3,830	$2,530	$3,010	$3,010	$5,482
Support and other	14,625	15,886	16,871	18,090	18,642	20,627	21,078	22,557

Total subscription revenue	17,312	18,655	18,713	21,920	21,172	23,637	24,088	28,039
Services	1,016	1,235	1,473	2,197	1,873	1,523	1,565	1,388

Total revenue	18,328	19,890	20,186	24,117	23,045	25,160	25,653	29,427

Cost of revenue:
Subscription(1)	705	862	885	994	997	1,276	1,840	1,961
Services(1)	860	946	1,069	1,481	1,680	1,407	1,296	1,160

Total cost of revenue	1,565	1,808	1,954	2,475	2,677	2,683	3,136	3,121

Gross profit	16,763	18,082	18,232	21,642	20,368	22,477	22,517	26,306

Operating expenses:
Research and development(1)	7,664	7,971	7,805	8,232	9,042	9,237	10,109	10,612
Sales and marketing(1)	13,127	14,039	13,817	16,846	17,227	16,475	17,443	19,103
General and administrative(1)	3,302	3,539	4,179	4,541	3,393	3,468	4,044	4,595

Total operating expenses	24,093	25,549	25,801	29,619	29,662	29,180	31,596	34,310

Loss from operations	(7,330)	(7,467)	(7,569)	(7,977)	(9,294)	(6,703)	(9,079)	(8,004)
Interest expense	(743)	(1,239)	(1,239)	(1,436)	(1,521)	(2,495)	(746)	(2,208)
Other income (expense), net	(85)	(172)	253	6,513	(307)	614	(86)	890

Loss before income taxes	(8,158)	(8,878)	(8,555)	(2,900)	(11,122)	(8,584)	(9,911)	(9,322)
Provision for income taxes	144	129	211	282	228	254	237	325

Net loss	$(8,302)	$(9,007)	$(8,766)	$(3,182)	$(11,350)	$(8,838)	$(10,148)	$(9,647)

(1)	Includes stock-based compensation expense as follows (in thousands):

	Three Months Ended
	Apr. 30, 2019	July 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	July 31, 2020	Oct. 31, 2020	Jan. 31, 2021

	(in thousands)
Cost of revenue – subscription	$8	$13	$16	$17	$15	$19	$16	$19
Cost of revenue – services	5	5	5	7	10	17	14	13
Research and development	208	348	261	263	246	394	328	348
Sales and marketing	134	223	290	273	264	412	337	523
General and administrative	295	418	341	288	306	524	440	426

Total stock-based compensation expense	$650	$1,007	$913	$848	$841	$1,366	$1,135	$1,329

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue:

	Three Months Ended
	Apr. 30, 2019	July 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	July 31, 2020	Oct. 31, 2020	Jan. 31, 2021
Revenue:
License	15%	14%	9%	16%	11%	12%	12%	19%
Support and other	80	80	84	75	81	82	82	77

Total subscription revenue	94	94	93	91	92	94	94	95
Services	6	6	7	9	8	6	6	5

Total revenue	100	100	100	100	100	100	100	100

Cost of revenue:
Subscription	4	4	4	4	4	5	7	7
Services	5	5	5	6	7	6	5	4

Total cost of revenue	9	9	10	10	12	11	12	11

Gross profit	91	91	90	90	88	89	88	89

Operating expenses:
Research and development	42	40	39	34	39	37	39	36
Sales and marketing	72	71	68	70	75	65	68	65
General and administrative	18	18	21	19	15	14	16	16

Total operating expenses	131	128	128	123	129	116	123	117

Loss from operations	(40)	(38)	(37)	(33)	(40)	(27)	(35)	(27)
Interest expense	(4)	(6)	(6)	(6)	(7)	(10)	(3)	(8)
Other income (expense), net	*	(1)	1	27	(1)	2	*	3

Loss before income taxes	(45)	(45)	(42)	(12)	(48)	(34)	(39)	(32)
Provision for income taxes	1	1	1	1	1	1	1	1

Net loss	(46)%	(45)%	(43)%	(13)%	(49)%	(35)%	(40)%	(33)%

*	Less than 1%

Note: Certain figures may not sum due to rounding.

Quarterly Trends

Revenue

Our quarterly revenue generally increased in each of the periods presented primarily due to the increased demand for our platform from existing customers and new customers, partially offset in some quarters by fluctuating revenue from professional services. Services revenue is dependent upon the number of hours performed during a quarter and can vary from period to period.

Cost of Revenue

Cost of revenue generally increased in the periods presented, primarily due to the amortization of costs associated with capitalized internal-use software related to Couchbase Cloud and an increase in personnel-related costs associated with increased headcount, partially offset by the decrease in costs of contracted third-party partners for professional services.

Operating Expenses

Total operating expenses have generally increased in each of the periods presented except for the second quarter of fiscal 2021 when they decreased compared to the prior quarter. This was a result of a decrease in sales and marketing expenses during the second quarter of fiscal 2021 associated with a decrease in travel-related costs due to COVID-19 restrictions. The increases in research and development, sales and marketing and general and administrative expenses were primarily due to increases in personnel-related costs associated with increased headcount.

Quarterly Key Business Metrics

We review a number of operating and financial metrics, including the following key business metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The following table sets forth quarterly key business metrics data for each of the quarters presented.

Annual Recurring Revenue

	As of
	Apr. 30, 2019	July 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	July 31, 2020	Oct. 31, 2020	Jan. 31, 2021

	(in millions)
ARR	$68.9	$74.2	$80.3	$88.1	$89.8	$96.2	$101.4	$107.8

Our ARR increased sequentially in each of the periods presented primarily due to the increased demand for our platform from existing customers and new customers.

Customers

	As of
	Apr. 30, 2019	July 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	July 31, 2020	Oct. 31, 2020	Jan. 31, 2021
Customers	457	473	494	509	511	522	524	541

Our customers increased sequentially in each of the periods presented primarily due to the increased demand for our platform. The increase in our number of customers varied from period to period. In fiscal 2021, our ability to add new customers was impacted by the economic environment caused by the COVID-19 pandemic. We will continue to focus on new customer acquisition by investing in sales and marketing to build brand awareness, expanding our community and driving adoption of our platform.

Quarterly Non-GAAP Financial Measures

The following table sets forth certain non-GAAP financial measures for each of the quarters presented. We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense recorded to cost of revenue. We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense and litigation-related expenses. We define free cash flow as cash used in operating activities less purchases of property and equipment, which includes capitalized internal-use software. In addition to our financial information presented in accordance with GAAP, we believe non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, non-GAAP operating margin and free cash flow are useful in evaluating our operating performance.

	Three Months Ended
	Apr. 30, 2019	July 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	July 31, 2020	Oct. 31, 2020	Jan. 31, 2021

	(dollars in thousands)
Gross profit	$16,763	$18,082	$18,232	$21,642	$20,368	$22,477	$22,517	$26,306
Non-GAAP gross profit	$16,776	$18,100	$18,253	$21,666	$20,393	$22,513	$22,547	$26,338
Gross margin	91%	91%	90%	90%	88%	89%	88%	89%
Non-GAAP gross margin	92%	91%	90%	90%	88%	89%	88%	90%
Loss from operations	$(7,330)	$(7,467)	$(7,569)	$(7,977)	$(9,294)	$(6,703)	$(9,079)	$(8,004)
Non-GAAP operating loss	$(5,922)	$(5,632)	$(5,563)	$(5,669)	$(8,378)	$(5,199)	$(7,944)	$(6,675)
Operating margin	(40)%	(38)%	(37)%	(33)%	(40)%	(27)%	(35)%	(27)%
Non-GAAP operating margin	(32)%	(28)%	(28)%	(24)%	(36)%	(21)%	(31)%	(23)%
Net cash used in operating activities	$(11,547)	$(3,446)	$(6,412)	$(352)	$(6,148)	$(13,318)	$(13,143)	$(6,569)
Net cash used in investing activities	$(374)	$(791)	$(1,505)	$(2,040)	$(1,841)	$(785)	$(14,289)	$(5,497)
Net cash provided by financing activities	$24,831	$296	$218	$10,435	$6,488	$72,597	$342	$1,074
Free cash flow	$(11,921)	$(4,237)	$(7,917)	$(2,392)	$(7,989)	$(14,103)	$(13,287)	$(6,618)

See the section titled “Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Financial Measures” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

Liquidity and Capital Resources

We have financed our operations through subscription revenue from customers accessing our platform and services revenue, and as of January 31, 2021, we had completed several rounds of equity financings with net proceeds totaling $259.8 million. As of January 31, 2021, we had borrowed $24.9 million under our revolving line of credit facility.

We have incurred losses and generated negative cash flows from operations for the last several years, including fiscal 2020 and 2021. As of January 31, 2021, we had an accumulated deficit of $283.8 million.

As of January 31, 2021, we had $56.8 million in cash, cash equivalents and short-term investments. We believe our existing cash, cash equivalents and short-term investments, availability under the Credit Facility, which is described below, and cash provided by sales of subscriptions to our platform and sales of our services will be sufficient to meet our projected operating requirements and capital expenditures for at least the next 12 months. As a result of our revenue growth plans, both domestically and internationally, we expect that losses and negative cash flows from operations may continue in the future. Our future capital requirements will depend on many factors, including our subscription revenue growth rate, subscription renewals, billing timing and frequency, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced platform features and functionality and the continued market adoption of our platform. We may in the future pursue acquisitions of businesses, technologies, assets and talent.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, our competitive position could weaken, and our business, financial condition and results of operations could be adversely affected.

We typically invoice our subscription customers annually in advance. Therefore, a substantial source of our cash is from such prepayments, which are included on our consolidated balance sheets as deferred revenue. Deferred revenue consists of billed fees for our subscriptions, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy. As of January 31, 2021, remaining performance obligations, including both deferred revenue and non-cancelable contracted amounts, were $102.3 million. We expect to recognize revenue of $71.2 million on these remaining performance obligations over the next 12 months, with the remaining balance recognized thereafter.

Term Loan

In August 2018, we entered into an agreement for a loan and security agreement, or the Loan, with Hercules Capital to borrow up to a maximum of $35.0 million over a period of three years with an original maturity date in September 2021. The interest on the Loan was the greater of (1) 10.75% plus the prime rate minus 5.5% and (2) 10.75%. Under the terms of the Loan, we paid interest on a monthly basis and the aggregate Loan principal balance was due on the maturity date. The Loan is secured by a subordinated security interest in substantially all of our assets except intellectual property and also contained certain covenants, including covenants which prohibited us from declaring or making cash dividends. The Loan permitted voluntary prepayment on borrowings with a penalty ranging from 0.25% to 2.50% of the prepaid principal amount. Additionally, the Loan allowed the lender to accelerate and demand for all or part of the outstanding borrowings together with a prepayment penalty in the event of default (as defined by the Loan agreement). We borrowed $15.0 million under the Loan upon closing in August 2018.

In April 2019, we entered into an amendment to the Loan with Hercules Capital to borrow an additional $35.0 million, increasing the maximum Loan amount to $70.0 million and extending the maturity date. Under the terms of the amended Loan, we continued to pay interest at the same rate on a monthly basis with the aggregate principal balance repayment date being extended to May 2023. The amended Loan was also subject to a 3.75% end-of-term charge on the aggregate borrowings, payable upon maturity. In connection with the April 2019 amendment, we also issued warrants to purchase shares of our common stock at $2.99 per share, exercisable over 10 years. The warrants were issuable at 2.25% of the aggregate amount of the borrowings drawn concurrently and after the amendment. We issued warrants to purchase 188,127 shares of our common stock on $25.0 million that was borrowed concurrently with the execution of the amendment and warrants to purchase an additional 75,250 shares of our common stock upon borrowings of an additional $10.0 million in December 2019.

The issuance costs incurred in connection with the amended Loan were $0.2 million for the year ended January 31, 2020, which were included as part of our debt and are being amortized to interest expense over the life of the amended Loan.

In June 2020, we paid down $25.0 million of the Loan and entered into an amendment to the Loan, which reduced the maximum borrowings under the Loan from $70.0 million to $25.0 million, and extended the Loan maturity date to June 2024. In January 2021, we paid off the remaining balance of the Loan of $25.0 million. As of January 31, 2021, the loan was terminated and there were no amounts outstanding under the Loan.

Revolving Line of Credit

In November 2017, we entered into the Credit Facility, providing us the ability to borrow up to $10.0 million from a revolving line of credit with an original maturity date in November 2018. Borrowings under the line of credit bear interest at a floating per annum rate equal to one half of one percentage point (0.50%) above the prime rate, which interest is payable monthly. The line of credit is secured with a pledge on substantially all of our assets, except any intellectual property, and is subject to a minimum revenue covenant. In November 2018, we entered an amendment with Silicon Valley Bank to increase the line of credit limit to $15.0 million and extend the maturity date to November 2019. In April 2019, an amendment was entered into with the Silicon Valley Bank to decrease the line of credit to $10.0 million. In October 2019, an amendment was entered into with Silicon Valley Bank to extend the maturity of the line of credit to November 2020. There were no borrowings against the line of credit as of January 31, 2020. In November 2020, an amendment was entered into with Silicon Valley Bank to extend the maturity of the line of credit to February 2021.

In January 2021, an amendment was entered into with Silicon Valley Bank to increase the line of credit limit to $40.0 million and extend the maturity date to January 2024. We borrowed $25.0 million under the line of credit in January 2021. The outstanding principal balance is due at maturity date with interest payable monthly. The line of credit bears a variable annual interest rate of the prime rate plus 0.5%. We are required to pay a fee equal to 0.25% per annum on the unused portion of the line of credit. We are also subject to a termination fee ranging from 0.5% to 1.0% of the line of credit if we terminate this agreement prior to the maturity date. The amendment also added certain financial covenants, including covenants related to certain financial metrics, that if not met, would limit the amount of additional borrowings under the line of credit. As of January 31, 2021, $15.0 million was available for borrowing under this line of credit.

The amended line of credit agreement requires us to maintain an adjusted quick ratio (as defined by the agreement) of at least 1.15 to 1.10. The amended line of credit agreement also contains certain customary covenants as well as customary events of default that prohibit us from paying cash dividends without prior approval from Silicon Valley Bank. We were in compliance with all covenant requirements of the line of credit as of January 31, 2021.

Interest expense on the Loan and Credit Facility was $4.7 million and $7.0 million for the years ended January 31, 2020 and 2021, respectively. The increase for the year ended January 31, 2021 was driven by prepayment penalties and end-of-term charges of $2.8 million associated with pay-off of the Loan.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Year Ended January 31,
	2020	2021

	(in thousands)
Net cash provided by (used in):
Operating activities	$(21,757)	$(39,178)
Investing activities	$(4,710)	$(22,412)
Financing activities	$35,780	$80,501

Operating Activities

Cash used in operating activities for fiscal 2020 of $21.8 million primarily consisted of our net loss of $29.3 million, adjusted for non-cash charges of $12.4 million and net cash outflows of $4.9 million from changes in our operating assets and liabilities. Changes in operating assets and liabilities primarily reflected a $10.5 million increase in accounts receivable related to timing of billings and collections and a $10.3 million increase in deferred commissions related to increased sales during the period. This was partially offset by a $11.9 million increase in deferred revenue due to timing of billings and a $3.2 million increase in accrued compensation and benefits primarily due to increased headcount and higher bonus accruals during the period.

Cash used in operating activities for fiscal 2021 of $39.2 million primarily consisted of our net loss of $40.0 million, adjusted for non-cash charges of $18.0 million and net cash outflows of $17.2 million from changes in our operating assets and liabilities. Changes in operating assets and liabilities primarily reflected a $13.5 million increase in deferred commissions related to increased sales during the period and a $5.5 million increase in accounts receivable related to timing of billings and collections.

Investing Activities

Cash used in investing activities for fiscal 2020 of $4.7 million consisted of cash paid for purchases of property and equipment.

Cash used in investing activities for fiscal 2021 of $22.4 million consisted of net purchases of short-term investments of $19.6 million and cash paid for purchases of property and equipment of $2.8 million.

Financing Activities

Cash provided by financing activities for fiscal 2020 of $35.8 million consisted of net proceeds from the issuance of term loan of $34.8 million and proceeds from stock option exercises of $1.0 million.

Cash provided by financing activities for fiscal 2021 of $80.5 million consisted of net proceeds from the issuance of Series G redeemable convertible preferred stock of $104.3 million, net proceeds from borrowings of $31.4 million and proceeds from stock option exercises of $2.2 million. This was offset by net payments on borrowings of $57.4 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of January 31, 2021:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(in thousands)
Operating lease commitments	$9,860	$2,596	$4,687	$2,577	$—
Principal payments on debt(1)	25,000	—	25,000	—	—
Interest payments on debt(2)	2,852	951	1,901	—	—
Purchase obligations(3)	3,402	1,850	1,552	—	—

Total	$41,114	$5,397	$33,140	$2,577	$—

(1)	Amounts represent the principal cash payments relating to our debt and do not include any fair value adjustments, discounts or premiums.
(2)	Amounts represent the expected interest payments relating to our debt.
(3)

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and the approximate timing of the transaction. These obligations relate to third-party cloud infrastructure agreements and subscription arrangements.

Indemnification Agreements

We enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claims brought by any third party against such indemnified party with respect to licensed technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these agreements is not determinable because it involves claims that may be made against us in the future that have not yet been made. To date, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

We have entered into indemnification agreements with our directors and officers that may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. No liability associated with such indemnification arrangements have been recorded as of January 31, 2021.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our cash, cash equivalents and short-term investments primarily consist of highly liquid investments in money market funds, commercial paper and corporate debt securities. As of January 31, 2021, we had cash and cash equivalents of $37.3 million and short-term investments of $19.5 million. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on our results of operations and cash flows. We therefore do not expect our results of operations or cash flows to be materially affected by a sudden change in market interest rates.

As further discussed in Note 7 to our consolidated financial statements, in January 2021, we borrowed $25.0 million under the revolving line of credit. The revolving credit bears interest at a floating rate. A hypothetical 10% relative change in interest rates would not have had a material impact on our results of operations and cash flows.

Foreign Currency Exchange Risk

The functional currency of our foreign subsidiaries is the U.S. dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. Revenue and expense items are remeasured at the exchange rates in effect on the day the transaction occurred, except for those expenses related to non-monetary assets and liabilities, which are remeasured at historical exchange rates. Remeasurement adjustments are recognized in other income (expense), net in our consolidated statement of operations.

The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains (losses) related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, revenue or expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

As of January 31, 2021, a hypothetical 10% change in the relative value of the U.S. dollar to other currencies would not have a material impact on our results of operations and cash flows.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers.

Our subscription revenue is primarily derived from term-based software licenses sold in conjunction with PCS. PCS bundled with software licenses includes internet, email and phone support, bug fixes and the right to receive unspecified software updates and upgrades released when and if available during the subscription term. The software license and PCS revenue is presented as “License” and “Support and other,” respectively, in our consolidated statements of operations. License revenue is recognized upon transfer, when our customer has received access to our software. PCS revenue, or “Support,” is recognized ratably over the term of the arrangement beginning on the date when access to the subscription is made available to our customer. The non-cancelable term of our subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances. We typically bill subscription revenue annually in advance. “Other” revenue was not material for the periods presented. Our services revenue is derived from professional services for the implementation or configuration of our platform and training. Services revenue is recognized over time based on input measures for professional services and upon delivery for training.

Determining whether the software license and the related PCS are considered distinct performance obligations that should be accounted for separately or as a single performance obligation requires significant judgment. We have concluded that the software license, which is recognized upon transfer to the customer, and PCS, which is recognized over the term of the arrangement, are two separately identifiable performance obligations.

Arrangements that include multiple performance obligations require an allocation of the transaction price to each performance obligation based on the relative SSP of the performance obligation. Determining the relative SSP for contracts that contain multiple performance obligations requires significant judgement. When appropriate, we determine SSP based on the price at which the performance obligation has previously been sold through past transactions. We determine SSP for performance obligations with no observable evidence using adjusted market, cost plus or residual methods. When the SSP of a subscription including bundled software license and PCS is highly variable and the contract also includes additional performance obligations with observable SSP, we first allocate the transaction price to the performance obligations with established SSPs and then apply the residual approach to allocate the remaining transaction price to the subscription.

Stock-Based Compensation

We recognized stock-based compensation expense for all stock awards based on the grant-date fair value of the awards. We use the Black-Scholes option pricing model for valuing stock option awards. The fair value of an award is recognized as an expense ratably over the requisite service period. We account for forfeitures as they occur.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the market price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

Our assumptions and estimates are as follows:

•

Fair Value of Common Stock. As our common stock is not publicly traded, the fair value of our common stock was determined by our board of directors, with input from management and contemporaneous independent third-party valuations. See the section titled “—Common Stock Valuations” below for further discussion.

•

Expected Term. As we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, we determine the expected term of the awards using the simplified method. The simplified method calculates the expected term as the midpoint between the vesting date and the contractual expiration date of the option.

•

Expected Volatility. As we do not have a trading history for our common stock, the expected volatility was estimated by examining the historical volatilities for industry peers. We will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for our common stock becomes available.

•	Risk-Free Interest Rate. The risk-free interest rate assumption is based on the U.S. Treasury yield in effect at the time of grant for a period consistent with the expected term of the award.

•	Dividend Yield. We utilize a dividend yield of zero. We do not currently declare or pay dividends on common stock, nor do we expect to do so in the foreseeable future.

The following table summarizes the weighted-average assumptions used to estimate the fair value of stock options during each of the periods presented:

	Year Ended January 31,
	2020	2021
Expected term (in years)	6.1	6.1
Expected volatility	35.6%	40.0%
Risk-free interest rate	1.9%	0.4%
Dividend yield	—	—

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

Prior to this offering, there has been no public market for our common stock. The estimated fair value of our common stock underlying our stock option awards has been determined by our board of directors based on several factors, including consideration of input from management and contemporaneous independent third-party valuations.

The exercise price for all stock options granted was at the estimated fair value of the underlying common stock, as estimated on the date of grant by our board of directors in accordance with the guideline outlined in the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Each fair value estimate was based on a variety of factors, which included the following:

•	independent third-party valuations of our common stock;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	pricing and timing of transactions in our equity, including secondary sales;

•	the lack of marketability of our common stock;

•	our results of operations, financial condition and capital resources;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	industry trends and outlook;

•	the market performance of comparable publicly traded companies; and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment and global economic trends.

In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of us to comparable public companies in consideration of differences in size, growth, profitability, return on investment and business risk. A representative market value multiple is determined based on the comparable companies and then applied to our financial metrics. The estimated business enterprise values from these approaches are then adjusted for interest-bearing debt and cash, as necessary, to arrive at total equity value.

For each valuation, the equity value of our business determined by the income and market approaches was then allocated to the common stock using either the option-pricing method, or OPM, or a hybrid of the probability-weighted expected return method, or PWERM, and OPM.

Our valuations prior to April 2020 were allocated using the OPM. Based on the stage of our development, the difficulty in predicting the range of possible future outcomes at the time of valuations and other relevant factors, we determined an OPM was the most appropriate method for allocating our equity value to determine the estimated fair value of our common stock for valuations prior to April 2020.

Beginning April 2020, our valuations were allocated based on a hybrid method utilizing a combination of the PWERM and the OPM. Using the PWERM, the value of our common stock is estimated based on a probability-weighted analysis of varying values for our common stock assuming possible future events for our company, including a scenario assuming we become a publicly traded company and a scenario assuming we continue as a privately held company.

Application of these approaches and methodologies involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Following the completion of this offering, our board of directors intends to determine the fair value of our common stock based on the closing price of our common stock on the date of grant.

Based on the assumed initial public offering price per share of $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of              was $             million, with $             million related to vested stock options and $             million related to unvested stock options.

Recent Accounting Pronouncements

For more information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the JOBS Act. The JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURES

In addition to our financial information presented in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. We use the following non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that the following non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, may be helpful to investors because they provide consistency and comparability with past financial performance and meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. These non-GAAP financial measures are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP financial measures used by other companies. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense recorded to cost of revenue. We use non-GAAP gross profit and non-GAAP gross margin in conjunction with GAAP financial measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,
	2020	2021

	(dollars in thousands)
Non-GAAP gross profit	$74,795	$91,791
Non-GAAP gross margin	91%	89%

The following tables provide a reconciliation of non-GAAP gross profit and non-GAAP gross margin to the most comparable GAAP measures, gross profit and gross margin, respectively, for each of the periods presented:

	Year Ended January 31,
	2020	2021

	(dollars in thousands)
Total revenue	$82,521	$103,285

Gross profit	$74,719	$91,668
Add: Stock-based compensation expense	76	123

Non-GAAP gross profit	$74,795	$91,791

Gross margin	91%	89%
Non-GAAP gross margin	91%	89%

	Three Months Ended
	Apr. 30, 2019	July 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	July 31, 2020	Oct. 31, 2020	Jan. 31, 2021

	(dollars in thousands)
Total revenue	$18,328	$19,890	$20,186	$24,117	$23,045	$25,160	$25,653	$29,427

Gross profit	$16,763	$18,082	$18,232	$21,642	$20,368	$22,477	$22,517	$26,306
Add: Stock-based compensation expense	13	18	21	24	25	36	30	32

Non-GAAP gross profit	$16,776	$18,100	$18,253	$21,666	$20,393	$22,513	$22,547	$26,338

Gross margin	91%	91%	90%	90%	88%	89%	88%	89%
Non-GAAP gross margin	92%	91%	90%	90%	88%	89%	88%	90%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense and litigation-related expenses. We use non-GAAP operating loss and non-GAAP operating margin in conjunction with GAAP financial measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,
	2020	2021

	(dollars in thousands)
Non-GAAP operating loss	$(22,786)	$(28,196)
Non-GAAP operating margin	(28)%	(27)%

The following tables provide a reconciliation of non-GAAP operating loss and non-GAAP operating margin to the most comparable GAAP measures, loss from operations and operating margin, respectively, for each of the periods presented:

	Year Ended January 31,
	2020	2021

	(dollars in thousands)
Total revenue	$82,521	$103,285

Loss from operations	$(30,343)	$(33,080)
Add: Stock-based compensation expense	3,418	4,671
Add: Litigation-related expenses	4,139	213

Non-GAAP operating loss	$(22,786)	$(28,196)

Operating margin	(37)%	(32)%
Non-GAAP operating margin	(28)%	(27)%

	Three Months Ended
	Apr. 30, 2019	July 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	July 31, 2020	Oct. 31, 2020	Jan. 31, 2021
	(dollars in thousands)
Total revenue	$18,328	$19,890	$20,186	$24,117	$23,045	$25,160	$25,653	$29,427

Loss from operations	$(7,330)	$(7,467)	$(7,569)	$(7,977)	$(9,294)	$(6,703)	$(9,079)	$(8,004)
Add: Stock-based compensation expense	650	1,007	913	848	841	1,366	1,135	1,329
Add: Litigation-related expenses	758	828	1,093	1,460	75	138	—	—

Non-GAAP operating loss	$(5,922)	$(5,632)	$(5,563)	$(5,669)	$(8,378)	$(5,199)	$(7,944)	$(6,675)

Operating margin	(40)%	(38)%	(37)%	(33)%	(40)%	(27)%	(35)%	(27)%
Non-GAAP operating margin	(32)%	(28)%	(28)%	(24)%	(36)%	(21)%	(31)%	(23)%

Free Cash Flow

We define free cash flow as cash used in operating activities less purchases of property and equipment, which includes capitalized internal-use software costs. We believe free cash flow is a useful indicator of liquidity that provides our management, board of directors and investors with information about our future ability to generate or use cash to enhance the strength of our balance sheet and further invest in our business and pursue potential strategic initiatives. For the years ended January 31, 2020 and 2021, our free cash flow included cash paid for interest on our long-term debt of $3.8 million and $6.0 million, respectively. For the year ended January 31, 2020, our free cash flow included cash received from a litigation settlement, net of expenses, of $2.3 million. This amount was not material for the year ended January 31, 2021.

	Year Ended January 31,
	2020	2021
	(in thousands)
Free cash flow	$(26,467)	$(41,997)

The following tables provide a reconciliation of free cash flow to the most comparable GAAP measure, cash used in operating activities, for each of the periods presented:

	Year Ended January 31,
	2020	2021
	(in thousands)
Net cash used in operating activities	$(21,757)	$(39,178)
Less: Purchases of property and equipment	(4,710)	(2,819)

Free cash flow	$(26,467)	$(41,997)

Net cash used in investing activities	$(4,710)	$(22,412)
Net cash provided by financing activities	$35,780	$80,501

	Three Months Ended
	Apr. 30, 2019	July 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	July 31, 2020	Oct. 31, 2020	Jan. 31, 2021

	(in thousands)
Net cash used in operating activities	$(11,547)	$(3,446)	$(6,412)	$(352)	$(6,148)	$(13,318)	$(13,143)	$(6,569)
Less: Purchases of property and equipment	(374)	(791)	(1,505)	(2,040)	(1,841)	(785)	(144)	(49)

Free cash flow	$(11,921)	$(4,237)	$(7,917)	$(2,392)	$(7,989)	$(14,103)	$(13,287)	$(6,618)

Net cash used in investing activities	$(374)	$(791)	$(1,505)	$(2,040)	$(1,841)	$(785)	$(14,289)	$(5,497)
Net cash provided by financing activities	$24,831	$296	$218	$10,435	$6,488	$72,597	$342	$1,074

BUSINESS

Overview

Our mission is to empower enterprises to build, manage and operate modern mission-critical applications at the highest scale and performance. Couchbase provides a leading modern database for enterprise applications. Enterprises rely on Couchbase to power the core applications their businesses depend on, for which there is no tolerance for disruption or downtime. Our database is versatile and works in multiple configurations, from cloud to multi- or hybrid-cloud to on-premise environments to the edge, and can be run by the customer or managed by us. We have architected our database on the next-generation flexibility of NoSQL, embodying a “not only SQL” approach. We combine the schema flexibility unavailable with legacy databases with the power and familiarity of the SQL query language, the lingua franca of database programming, into a single, unified platform. Our cloud-native platform provides a powerful modern database that serves the needs of both enterprise architects and application developers.

We built Couchbase for the most important, mission-critical applications for the largest enterprises, with the highest performance, reliability, scalability and agility requirements. Any compromise of these requirements could cause these applications to fail—stopping or delaying package delivery for shipping companies, interrupting reservations for travel companies or causing product shortages in stores for retailers. We have spent over a decade building a platform architected to solve our customers’ most difficult database challenges, from scale to flexibility to deployment. This includes enabling Couchbase to not just simply run in the cloud, but to run anywhere from public clouds to hybrid environments and even all the way to the edge, in truly distributed environments with flexibility in and between those environments. Combined with our performance at scale, we believe this power enables customers to run their most important applications with the effectiveness they require, with the efficiency they desire and in the modern infrastructure environments they demand.

With nearly every aspect of our lives being transformed by digital innovation, enterprises are charged with building applications that enable delightful and meaningful customer experiences. Enterprises are increasingly reliant on applications, and applications in turn rely on databases to store, retrieve and operationalize data into action. Today, applications are operating at a scale, speed and dynamism unheard of just a decade ago. There is an increasing diversity of application types, modalities and delivery and consumption models, and the volume, velocity and variety of data on which applications rely is growing at an exponential rate. Consequently, the demand on enterprises and their databases is growing exponentially. These trends are poised to continue, applying increasing urgency for enterprises to digitally transform. Indeed, digital transformation has become both a strategic imperative and a competitive necessity for enterprises seeking to thrive in a data-driven world.

We believe that for enterprises to successfully transform digitally, they must develop and deploy new applications, and also modernize and upgrade existing ones. As enterprises continuously face competitive threats and disruption in their transforming industries, delivering new, innovative customer applications is crucial to their ability to not only survive, but to build new business models and generate additional revenue. While new applications enhance the way we shop, how we collaborate at work and how we get our entertainment, to enable complete next-generation digital experiences, enterprises must at the same time modernize existing core applications such as inventory and customer relationship management applications. Legacy applications must be re-architected to handle user growth from tens of thousands to millions and provide always-available experiences. This modernization can be complex and challenging, as it requires enterprises to upgrade nearly all aspects of their legacy software, infrastructure and development processes. But re-architecting legacy applications is not only imperative to enable next-generation user experiences, it can create cost and operational efficiencies and free up critical human and capital resources that could be used to further drive business objectives and accelerate transformation agendas.

There is an urgent need for modern database platforms that can support both sides of digital transformation, and legacy database technologies, including mainframes and relational databases, are unable to do so effectively.

While legacy database technologies were built to the highest performance and reliability requirements of their generation, they are approaching the limits for which they were designed. The underlying architecture of these technologies has not changed significantly, while the requirements of the applications they need to support are changing dramatically. Legacy database technologies are buckling under the pressure of digital transformation, as they were not built to update and respond in microseconds, enable rich, customized user experiences and perform without latency.

However, enterprises must weigh the need to migrate to the next generation of databases against the risks of disruptions and downtime of their most important applications as they attempt such migrations. Until now, there had not been a set of compelling events to push adoption of next-generation databases as the risks and the associated rewards had not reached a complete breaking point. We believe that we are now at the tipping point of this generational transition. Efforts to accommodate the limitations of legacy databases through ad-hoc temporary fixes and stopgap methods are no longer sufficient given the increasing impact and urgency of digital transformation initiatives. Moreover, while first-generation NoSQL players have attempted to address the limitations of relational databases, they were not architected for the scale and performance requirements of new mission-critical applications, nor were they designed to efficiently modernize and upgrade existing applications and their underlying infrastructure. Additionally, their implementation of NoSQL lacks the familiarity of the SQL language, which requires re-training SQL-fluent application developers, making adoption difficult and costly. These deficiencies have created additional barriers and largely limited the adoption of other NoSQL databases by enterprises to non-mission-critical applications, such as departmental applications or other applications that are limited in scope. A move to the next generation of modern operational databases is required to provide the performance, reliability, scalability and agility needed for enterprise applications.

We designed Couchbase to give enterprises a database for the modern cloud world, overcoming the limitations of legacy database technologies and enabling the high performance, reliability, scalability and agility required by enterprises to deliver their mission-critical applications. We facilitate a seamless transition for our customers from legacy relational databases to our modern database resulting in better application scalability, user experience and security at the pace that works for them. We believe that both enterprise architects and application developers are key to initiating the transition away from legacy database technologies and that we are uniquely positioned and architected to serve both.

We employ a land-and-expand business model that makes it easy for enterprises to get started with Couchbase and, over time, as enterprises realize the benefits of our platform, allow such enterprises to frictionlessly expand their usage. Enterprises building new applications are able to start with Couchbase outright as the operational database. Enterprises looking to re-architect existing applications are able to start with Couchbase alongside existing relational or mainframe databases, allowing such enterprises to experience the benefits of Couchbase with minimal disruption. As customers realize the benefits of our platform, they are able to seamlessly re-architect existing applications, while building new ones, on the platform. Over this journey, as we displace legacy database technologies and become a primary data store for applications, our database becomes a source of truth, and ultimately, a system of record. This strategy has been critical to the growth of our business and we believe it will enable us to continue to capture significant opportunities in the future. Our customers have taken this growth journey alongside us. Based on internal data reflecting the type and complexity of data searches from a sampling of our customers, we estimate that in January 2018, approximately 45% of our customers used Couchbase as a source of truth or system of record for some or all of their business. By January 2021, we estimate that approximately 80% of our customers used Couchbase as a source of truth or system of record for some or all of their business.

We sell our platform through our direct sales force and our growing ecosystem of partners. Our platform is broadly accessible to a wide range of enterprises, as well as governments and organizations. We have customers in a range of industries, including retail and e-commerce, travel and hospitality, financial services and insurance, software and technology, gaming, media and entertainment and industrials. We focus our selling efforts on the largest global enterprises with the most complex data requirements, and we have introduced a new cloud-based managed offering for enterprises looking for a turnkey version of our platform.

We have achieved significant growth over our operating history. For fiscal 2020 and 2021, our revenue was $82.5 million and $103.3 million, respectively, representing year-over-year growth of 25%. As of January 31, 2020 and 2021, ARR was $88.1 million and $107.8 million, respectively, for those years, representing year-over-year growth of 22%. Over the same periods, our net loss was $29.3 million and $40.0 million, respectively, as we continued to invest in the growth of our business to capture the massive opportunity that we believe is available to us.

Industry Background

We believe that operational databases represent one of the largest undisrupted opportunities within enterprise software today, with a 40-year-old technology underpinning the applications that pervade nearly every aspect of our digital lives. Every application, from one as simple as an alarm that wakes us up to those that power stock trading and food delivery apps, needs an operational database to access and manipulate data in real time. As digital transformation continues to take hold, the time is now for enterprises to adopt a modern database designed to support the enterprise applications that power modern customer experiences.

Relational Databases Designed for Applications of the Last Generation of Infrastructure

Relational databases were purpose-built for the last generation of enterprise infrastructure, leading to their near-universal adoption for applications. These applications, such as enterprise resource planning systems used to help manage an enterprise, were monolithic, deployed on-premise, had predictable usage patterns and accessed relatively small and rigidly-structured data sets. The usage of relational databases continues today, as they are a proven and mature technology and have large ecosystems of products, tools and expertise around which they are built. Most relational databases use SQL to query the database, and with over 19 million SQL developers in the world, the query language is familiar and easy to use for structured business data, even for non-technical users. Relational databases also offered ACID properties that provided confidence in data consistency and integrity for the last generation of mission-critical applications. While relational databases served the needs of the last generation of enterprise infrastructure, we believe they are ill-equipped and less cost-effective in meeting the challenges of ongoing digital innovation and transformation.

Our Lives Are Being Transformed by Digital Innovation, Requiring a New Technology Stack

With nearly every aspect of our lives becoming digital, there is a pressing need for companies to engage their customers through rich, personalized and differentiated online experiences. Everything we do is changing, from the way we shop, to the way we work, to the way we receive our on-demand entertainment. Wherever we are, we have come to expect digital experiences to be real-time, highly available, data-driven and always-responsive and to deliver novel and personalized experiences on any device.

The gateway from the physical to digital world, through which this new, innovative engagement comes to life, is applications. Applications enable experiences and experiences engage customers. Gone are the days that applications were merely a new way to enable a simple transaction, booking a reservation or buying an item online. Instead, the highly interactive applications we demand today must provide a new and better way to do everything, from securing the perfect itinerary to obtaining customized apparel. Applications must be able to support millions of concurrent users, leverage unstructured and structured data and react in real time to a massive amount and diversity of inputs. What was once a single transaction is now a customer journey though tens of thousands of digital interactions. The increase of digital behavior, the density and diversity of customer data and the ever increasing demands of users necessitate the need to process an exponential increase in data.

To handle the implications of our increasingly digital lives, and this insatiable demand of data, we believe enterprises must both build new highly interactive applications, as well as modernize existing ones and the infrastructure on which they run. Enterprises must modernize their technology stacks to remain competitive given the performance requirements of modern, interactive applications, ensure operational agility during peak usage periods and gain the TCO benefits of modern cloud architectures. To ensure the success of these modernization projects, the domains of application developers and IT operators are converging. This acceleration and convergence are resulting in new approaches to shortening, automating and improving application development.

Legacy Relational Databases Not Built for Modern Mission-Critical Applications

Legacy relational databases are simply not built to deliver the performance, scalability and agility that modern applications require. For enterprises to achieve digital transformation, new databases are needed to power new applications and re-architect existing applications. This is a result of the significant limitations of relational databases, including the following:

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Not Built for Modern Applications or their Development. Relational databases use rigid, inflexible schemas that struggle to handle the wide variety of unstructured and semi-structured data generated by users and machines. These rigid schemas need to be determined at the outset of development, requiring dedicated DBAs to manage and change schemas if application requirements change during development. As a result, application developers are constrained by the need to adapt to database requirements made at the outset. Once applications have been written, applications need to be taken down to change out the database and to manage the schemas. These constraints conflict directly with agile DevOps practices today. As digital transformation continues to take hold, the rapid growth of text, graphic, audio, video and other unstructured data will only continue, increasing the need for a new modern operational database.

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Not Designed for Performance. Relational databases were designed for tens of thousands, not millions of users. Today, with an increasing number of transactions expected, waiting for data to write disk storage becomes increasingly inefficient and cumbersome. Legacy databases also face limitations with only being able to scale up by buying new servers with more compute and memory. Modern applications require the ability to quickly and cost-effectively add more capacity to manage spikes in workloads.

Migration from Relational Databases Requires a Solution that Works for Both Enterprise Architects and Application Developers

Even though relational databases are struggling under the strain of digital transformation, enterprises must weigh the need to provide better customer experiences against risks associated with in migrating their databases as they modernize their technology stacks. Consequently, relational databases still hold a significant majority of the operational database market as enterprises have been using a patchwork of band-aid approaches.

Migrating away from relational databases for mission-critical applications requires alignment of both enterprise architects and application developers. Enterprise architects are focused on ensuring that mission-critical applications are high performance at scale, reliable, secure and privacy-compliant. Application developers, on the other hand, are focused on how effective they can be in building applications on a particular database. In an environment where merely being good enough is not a viable option, as is the case for mission-critical applications, enterprises need help to make the shift to modern solutions a seamless one for both operations and development because these applications must be delivered at scale, with high performance and zero downtime.

Many Catalysts for New Modern Operational Database Platforms

Powerful trends are transforming the ways that enterprises manage their software application environments and underlying IT infrastructure:

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Digital Transformation. Enterprises are investing in digital transformation to deliver modern customer experiences with applications that respond in microseconds. Legacy databases simply cannot provide the performance required for these modern applications.

•	Growth in Data Volume and Variety. The proliferation of connected devices, applications and users has resulted in a massive increase in unstructured digital data.

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Cloud, Mobile and Edge Adoption. Enterprises are adopting cloud or hybrid architectures to support modern applications and need databases that can run anywhere, including at the edge and directly on mobile devices. The real-time transfer of data is essential and cannot have latency or be dependent on network or cellular connectivity.

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Scalable, Reliable Performance. Modern databases need to support user bases on a global scale with 24x7 uptime requirements. If an operational database fails even for a minute, the customer-facing application could stop running, leading to lost revenue or dissatisfied customers, or in some cases, people being placed potentially in life-threatening situations.

These trends are driving the need for new modern operational database solutions.

Adoption of First-Generation NoSQL Databases Limited in Mission-Critical Applications

While first-generation NoSQL databases have attempted to address the limitations of relational databases, they have not been focused on mission-critical applications, which need to meet enterprise architects’ requirements of performance at scale, reliability, security and privacy compliance. Some first-generation NoSQL databases are still architected with a primary-replica architecture, limiting reliability and impacting their suitability for mission-critical applications. Additionally, their implementation of NoSQL removes the familiarity of the SQL language, and requires re-training SQL-fluent application developers. Finally, first-generation NoSQL databases do not enable a seamless migration and thus create an element of risk in the transition. These first-generation NoSQL databases fail to satisfy the requirements of both enterprise architects and application developers, thereby limiting adoption to departmental rather than mission-critical applications.

Enterprises Require a Different Database Architecture to Support Modern Mission-Critical Applications

We believe enterprises must architect their mission-critical applications onto high performing, flexible, modern databases to meet customer expectations that are now higher than ever and rapidly increasing. Enterprises need an operational database platform that can enable the deployment of new applications and the modernization of existing applications, and that has the following attributes:

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Multi-Modal. Enterprises often have multiple systems of record across different databases that need to be incorporated into a single engine. The purpose is to keep all the data in a single data model. This multi-platform tangle creates high operational complexity.

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High Performance in Real Time at Massive Scale. Enterprises need an operational database that is able to produce extreme throughput with the low latency required by the most demanding applications and deliver millions of operations per second. As the volume of data and user traffic increases, enterprises need a database solution that can easily expand rapidly using commodity hardware.

•	Flexible. Enterprises need a flexible and cost-effective database product with a toolset to support highly interactive modern software and application development, including flexible schemas with multiple access methods, a unified programming model, key value lookups, SQL queries, full-text search and real-time analytics.

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Ease of Operation. Enterprises require a comprehensive user-friendly database platform that enables such enterprises to build and scale modern applications more quickly and access markets at the edge and customers more efficiently, offers streamlined configuration, setup and ongoing management, taking advantage of multi-cloud agility, and helps provide high availability without compromising security.

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Runs Anywhere. Enterprises need a distributed database that can span servers and cloud instances and any device on the edge because today’s cloud, mobile, IoT and other modern applications run on a distributed basis, often interacting with millions of users and devices around the world. Moreover, the ability to run in multi-cloud environments allows enterprises to avoid cloud vendor lock-in.

Our Solution

Couchbase provides a leading modern database for enterprise applications. Our database is engineered for high performance at scale to serve the needs of mission-critical applications that enterprises run their businesses on. Our database is versatile and works in multiple configurations, from cloud to multi- or hybrid-cloud to on-premise environments, and can be managed by the customer or by us. We have architected our database on the next-generation flexibility of NoSQL, embodying a “not only SQL” approach. We combine the schema flexibility unavailable with legacy databases with the power and familiarity of the SQL query language, the lingua franca of database programming, into a single, unified platform, spanning from the cloud to the edge.

We have architected our platform with a long-term vision towards serving the requirements of the most demanding enterprises. As digital transformation continues to take hold and the demand for highly interactive applications intensifies, we have purpose-built our platform to empower enterprises to manage these increased demands and deliver the rich, personalized experiences that customers expect. We believe that our purpose-built approach, which has required us to solve major computer science problems, will enable our platform to perform at enterprise-class levels even as it addresses the increasing demands of emerging trends, such as self-driving cars, the proliferation of edge computing with 5G, augmented reality and blockchain.

We designed Couchbase to give enterprises a database for the modern world, overcoming the limitations of relational databases and at the same time enabling the high performance and massive scale required to deliver next-generation customer experiences by facilitating the creation and deployment of new applications and modernization of existing applications. As customers continue to demand more from their existing and new applications, our platform enables enterprises to move to our next-generation database to keep their mission-critical applications—and by extension, their businesses—competitive. We facilitate a seamless transition for our customers from legacy relational databases to our modern database resulting in better application scalability, user experience and security at the pace that works for them.

We believe that both enterprise architects and application developers are key to initiating the transition away from legacy relational databases and that we are uniquely positioned and architected to serve both. For enterprise architects, we believe we provide a modern database that enables performance at scale and high availability required for enterprise applications, while providing significant TCO benefits, thereby lowering technology costs and ensuring more efficient use of resources. Couchbase is also the first distributed NoSQL database to be controlled within Kubernetes and provides push-button simplicity to automate many of the operational tasks around managing a database such as adding or removing nodes.

For application developers, we provide an easy-to-use modern database and platform that allows them to focus on building enterprise applications quickly and effectively. We also bring the flexibility and ease of NoSQL by providing “not only SQL,” which enables agility with a flexible schema, while maintaining the familiarity of the SQL language and removing the need to retrain application developers. Given the rising shortage of skilled application developers, this capability enables those who know SQL to transition to Couchbase from a legacy relational database without having to be retrained as they would for another NoSQL database.

Our database is built on database query language N1QL, which gives application developers an expressive, powerful and complete declarative query language with industry standards set by the American National Standards Institute, or ANSI. For enterprises building new applications, they can start with Couchbase outright as the operational database. For those looking to re-architect existing applications, they can start with Couchbase alongside existing relational databases as a cache, significantly boosting performance. As customers realize the benefits of our full platform capabilities, they can seamlessly enable them microservice by microservice. Over this journey, our database becomes a source of truth for applications and ultimately a system of record, displacing legacy databases. This approach has been critical to the growth of our business and we believe it will enable us to continue to capture significant opportunities in the future.

Our customers have taken this growth journey alongside us. Based on internal data reflecting the type and complexity of data searches from a sampling of our customers, we estimate that in January 2018, approximately 45% of our customers used Couchbase as a source of truth or system of record for some or all of their business. By January 2021, we estimate that approximately 80% of customers used Couchbase as a source of truth or system of record for some or all of their business.

Key Customer Benefits

Our platform delivers the following key benefits and capabilities for our customers:

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Single Unified Platform Eliminating Need for Point Solutions. Couchbase combines the performance of a caching layer to serve up data faster, a document datastore to provide high levels of durability and the reliability of a system of record with ACID to enable high performance in a single platform from cloud to edge. Our unified platform eliminates the need to manage independent technologies and data models and helps provide consistency between multiple databases and systems in different languages and APIs. We also enable customers to easily adopt our platform by starting wherever they need, whether it is a cache alongside existing relational databases or a new source of truth database to aggregate disparate data silos.

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Architected for Uncompromised Performance at Massive Scale. Our customers can rely on Couchbase for tens of millions of operations per second and response times measured in microseconds. To enable such high performance and scale, we architected our database to be a memory-first database, running all operations in memory without the backlog from slower disk access, enabling microsecond response times and being capable of handling huge spikes in volume. Our architecture automatically creates copies of data across multiple nodes without a primary node that is vulnerable to data loss or interruptions. We have also built elasticity into our architecture to enable customers to configure Couchbase and optimize it for the highest performance across their workloads. Our mix of no-compromises high performance and scale enables our customers to use our platform for mission-critical applications that they have not entrusted to other platforms.

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Architected for Flexibility to Enable Application Developer Agility. Couchbase enables the principles of agile development and CI/CD through a wide range of toolsets designed to provide maximum flexibility for application developers and give them the power to utilize the data inside our database. They include the following:

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Application-driven database. While legacy relational databases have rigid schemas that require dedicated DBAs to manage the schema and handle migrations if requirements evolve during development, Couchbase was built with a flexible JSON data model to enable schema changes without downtime, enabling continuous deployment.

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Leveraging common SQL queries. Through N1QL, we also leveraged 30 years of innovation in SQL such as join and aggregation operations and have extended it for JSON. N1QL’s unique capabilities enable enterprises to redeploy their SQL-trained DBAs and minimize disruption, enabling an easier transition from relational to our “not only SQL” version of NoSQL.

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Toolset for application developers to build rich applications. We have built an extensive toolset for application developers including indexing, query, full-text search, real-time analytics and eventing.

•	Designed for Ease of Operation. Our platform is engineered to meet the exacting availability, automation, management and security requirements of enterprises.

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Reliability and resiliency through distributed replication. We enable five-nines availability with highly reliable replication. Within a data center, our database enables data replication up to three times across the nodes of a cluster. Between data centers, our XDCR increases application reliability by replicating data completely automatically across clusters in different data centers, whether they are in different clouds or regions.

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Automation. Couchbase also automates common tasks to increase operational efficiency. Our database automatically shards data, instead of requiring a DBA to manually shard it, and automatically places shard replicas within the cluster. Our platform also manages auto-failover by autonomously detecting that a node or group is unresponsive from a network, disk or power failure, and then initiating the failover process. Nodes can be added or removed in minutes with push-button simplicity, without any downtime or code changes. When nodes are added or removed, the platform can also rebalance to redistribute data and indexes among nodes.

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Native Kubernetes and cloud integration. Couchbase is also the first distributed NoSQL database to be controlled and automated within Kubernetes without manual deployment and life-cycle management. Our autonomous operator is also certified on Red Hat OpenShift and compatible with Amazon EKS, Google GKE and Microsoft AKS.

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Full-stack security. Couchbase provides authentication, authorization and auditing to preserve the privacy and integrity of data and enable role-based access control. We also take a novel approach to security for databases by supporting the encryption of data at rest in addition to those in transit or held by applications.

With all of these features, in a study commissioned by us and conducted by IDC, customers studied saw an average increase in database management efficiency of 37%.7

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Runs Anywhere from the Cloud to the Edge. We designed Couchbase to run wherever a customer wants, as a multi-cloud to edge distributed database that can be deployed on any combination of multiple public clouds, private clouds, virtual machines, containers and bare metal servers and right out to the edge. We have created a version of Couchbase for mobile edge deployments, where internet connectivity is not always possible. Couchbase Lite is an embedded, NoSQL JSON Document style database for mobile applications that natively supports all major operating systems and platforms. Its NoSQL client database provides capabilities that run locally on the device. When devices restore internet connectivity, Sync Gateway, our internet-facing synchronization mechanism designed to provide data synchronization for large-scale interactive web, mobile and IoT applications, is able to synchronize to local data centers running Couchbase Server. Sync Gateway allows customers to decide what data to synchronize and when to do so.

[7]

IDC interviewed seven organizations for this study in the first half of 2017. Such organizations were diverse by (i) geography, spanning the United States, France and the United Kingdom, and (ii) vertical, spanning retail and e-commerce, media and entertainment, healthcare, financial services, manufacturing and logistics and technology. The observed increase in database management efficiencies were over a five-year period. See the section titled “Industry, Market and Other Data” for more information.

Customers looking for a turnkey way to deploy Couchbase Server are able to do so with Couchbase Cloud, our managed database service that provides users access to a turnkey database in the cloud, without having to purchase or install their own hardware or database software or manage their database. Couchbase Cloud, through a flexible consumption pricing model, further empowers customers to control their data, clusters, clouds, configurations and costs in a fully-managed NoSQL database.

Our Competitive Strengths

Our competitive strengths include the following:

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Powerful for Both Enterprise Architects and Application Developers. Our architecture is designed for high availability and performance at massive scale, while enabling agile application development with a flexible data model. This allows us to increase the impact of Couchbase with enterprise architects and application developers alike. To encourage application developer usage, familiarity and adoption of our platform, we offer a free Community Edition. Our Community Edition gives users a Technical Reference Model to try before they buy and to convert to Enterprise Edition as they gain scale and require additional functionality. Our platform leverages other open source tools for enterprise adoption and conforms to SQL, SQL++, Kubernetes, JSON and TPCx-IoT for IoT transactional benchmarking standards.

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Land and Easily Expand on a Single Platform Workload by Workload. Our platform makes it easy for enterprises to get started with Couchbase and over time, we can take over database requirements for mission-critical applications. This increases adoption to make Couchbase a source of truth and system of record for enterprises and enables us to become a core part of our customers’ IT systems. We have seen rapid growth with our largest customers, as demonstrated by growth in ARR:

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Our customers that had at least $1 million in ARR as of January 31, 2021 have increased their ARR by an average of 29x since the time of such customer’s first contract with us. ARR attributed to this category of customers has increased on average approximately 13x between January 31, 2016 and January 31, 2021, and represented 41% of our total ARR as of January 31, 2021.

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Our customers that had at least $500,000 in ARR as of January 31, 2021 have increased their ARR by an average of 19x since the time of such customer’s first contract with us. ARR attributed to this second category of customers has increased on average approximately 10x between January 31, 2016 and January 31, 2021, and represented 56% of our total ARR as of January 31, 2021.

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Enable Flywheel Go-To-Market Motion Combining “Buy-from” and “Sell-to.” Our go-to-market strategy is driven by our differentiated technology, which allows us to drive customer adoption through a mature “sell-to” motion targeting enterprise architects that is complemented by a “buy-from” motion targeting application developers. The success of our highly instrumented “sell-to” motion is evidenced by our customers representing over 30% of the Fortune 100 as of January 31, 2021, many of which are industry leaders that are willing references and participate in our sales efforts. We have opened up a “buy-from” motion with targeted marketing and community-building initiatives for application developers, along with product-led initiatives, including Couchbase Cloud. We believe that our go-to-market motion has created opportunities for both “tops-down” and “bottoms-up” sales efforts. This provides us with a powerful flywheel that will continue to expand the reach and awareness of our platform among enterprise architects and application developers, which we believe will enable us to drive more effective marketing initiatives, shorter sales cycles and higher sales volume.

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Architected for Today and Tomorrow. We have architected our platform with a long-term vision towards providing the highest performance, reliability, scalability and agility for mission-critical applications at the largest enterprises all in one unified platform. In doing so, we have tackled and solved major computer science problems. We take pride in our approach and in not taking shortcuts to introduce products that compromise any of the expectations our customers have of our database and platform. Consequently, we expect our platform to perform even as continued digital transformation leads to ever-increasing data volumes and user requirements, all while supporting a distributed model at every tier, from the cloud to the edge. We are excited for our future, as the need for new databases only increases in importance as the ways we work, live and play become fundamentally technologically-driven, with emerging trends in self-driving cars, the proliferation of edge computing with 5G, augmented reality and blockchain.

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People and Culture (Be Valued, Create Value). Our most important asset is our people. We are committed to a work environment where each employee feels valued, respected and treated like a critical member of the team to contribute to the company as well as to the broader community. Our employees are innovators who thrive in our rapidly expanding ecosystem and make a positive impact on a global scale while charting the future of NoSQL database technologies. Our true purpose is greater than career aspirations and corporate missions—it is about making life better for everyone we care about.

Our Market Opportunity

The operational database market is one of the largest in the software industry and has yet to transition to next-generation NoSQL technologies. Based on data from IDC, we estimate that our total addressable market opportunity is approximately $42.9 billion in 2020 and expected to grow to approximately $62.2 billion in 2024. We calculated this estimate by aggregating the projected vendor revenue in the following IDC data management software categories: non-relational database management systems and relational database management systems.8 We believe that an increasing amount of the worldwide database software spend will be directed towards new technologies as workloads evolve to support dynamic data and data-driven applications.

Separately, we have calculated our total addressable market opportunity as approximately $57.4 billion. To arrive at this figure, we leveraged data from HG Insights that estimates on a company-by-company basis, the total database spend and total IT spend of each of the companies in the Forbes Global 2000.9 Using this data, we fit a linear regression between total IT spend and total database spend. Finally, we applied this linear regression to Gartner’s total worldwide IT spending forecast in 2020 to estimate the worldwide database spending forecast, which we believe represents our total addressable market opportunity.10

As customers realize the benefits of our platform, they increasingly migrate their existing applications and build their new applications on our platform. As this trend continues, we become a primary data store for applications and our database becomes a source of truth, and ultimately, a system of record, which further enhances our customers’ use of our platform. This strategy has been critical to the growth of our business and we believe it will enable us to continue to capture significant opportunities in the future. Once Couchbase becomes embedded as a system of record for our customers, they come to rely on our database and become loyal and growing customers.

The database market has experienced significant evolution in some parts of the database industry. Whereas operational databases help run applications, analytical databases do not operate in real time. They were designed to help businesses make decisions across a large set of data. Both categories evolved to optimize for the workloads they serve and have made core architectural decisions that make it difficult to serve both markets comprehensively. Already, we have seen tremendous transformation in the analytical database market driven by technology trends like machine learning and IoT. We believe that the operational database market is primed for a rapid and secular shift to next-generation NoSQL technologies.

[8]	IDC; see the section titled “Industry, Market and Other Data.”
[9]	HG Insights; see the section titled “Industry, Market and Other Data.”
[10]	Gartner; see the section titled “Industry, Market and Other Data.”

Our Growth Strategy

Key elements of our growth strategy include:

•	Focus on Sustained Differentiation and Innovation for Enterprise Applications

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Core Platform to Enable Agility, Flexibility with Performance. Enterprises are re-architecting mission-critical applications to allow them to function in the cloud, resulting in better scalability, user experience and security. Our multi-cloud to edge platform is architected to enable development of mission-critical applications at scale for the world’s largest enterprises. Our no-compromise approach appeals to both software architects and application developers alike. We plan to add more autonomous features to our platform, such as automation of monitoring and database management. Our platform has the replication capability to support a distributed cloud model at every tier, from the cloud to the edge, securely synchronizing data between web, mobile and IoT apps and the backend database. We also intend to add more cloud to edge capabilities to support applications that operate in disconnected computing environments.

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Couchbase Cloud to Enable Easy Management and Consumption of our Sophisticated Core Platform. Couchbase Cloud is our fully-managed cloud product built on Couchbase Server which enables enterprises to control their data, security and operational costs while avoiding vendor lock-in on their IaaS provider. We believe that there is a substantial opportunity for turnkey deployment of our platform so that enterprises can focus on their strategic business objectives and innovation rather than managing a database. According to a 2020 study commissioned by us and published by Altoros, Couchbase Cloud processed more operations per dollar with a lower TCO compared to MongoDB’s Atlas cloud service and Amazon’s DynamoDB database service.[11] Couchbase Cloud enables application developers to try our platform as part of their evaluation process, and we believe such free trials clearly present our platform’s compelling and unique functionality.

•	Building out a Strong Enterprise Go-to-Market Motion and Growing Mindshare among Application Developers

•

Expand within our Existing Customers. Many of our customers initially deploy our modern database platform for initial applications as a cache or source of truth. As these customers realize the benefits of our platform, they may choose to deploy Couchbase as a system of record for their mission-critical applications. Our platform is built for customers to consolidate multiple point solutions from caching to a document database into a single high performance, reliable, scalable and agile platform.

To facilitate minimal disruption and frictionless adoption, we enable the migration microservice by microservice away from legacy relational databases onto Couchbase. Our dollar-based net retention rate was over 115% for each of the past four quarters, highlighting our success with existing customers.12 The average ARR of our customers with ARR of $100,000 or more grew from approximately $440,000 as of January 31, 2020 to approximately $483,000 as of January 31, 2021.

•	Further Grow Our Customer Base to Add New Customers. Our go-to-market motion is built on a highly instrumented direct selling motion to enterprises for mission-critical applications. Our

[11]

TCO evaluations were conducted on three different cluster configurations—6, 9, and 18 nodes—as well as under four different workloads. TCO for Couchbase Cloud, MongoDB Atlas and Amazon DynamoDB were respectively calculated based on (i) per instance-hour costs billed by Couchbase and per infrastructural service costs billed by Amazon Web Services, (ii) the use of Atlas Instance, Atlas Data Storage and Atlas Data Transfer for cluster configuration and (iii) read/write capacities with no additional index or autoscaling. See the section titled “Industry, Market and Other Data” for more information.

[12]

Our dollar-based net retention rate for any period equals the simple arithmetic average of our quarterly dollar-based net retention rate for the four quarters ending with the most recent fiscal quarter. To calculate our dollar-based net retention rate for a given quarter, we start with the ARR (Base ARR) attributable to our customers (Base Customers) as of the end of the same quarter of the prior fiscal year. We then determine the ARR attributable to the Base Customers as of the end of the most recent quarter and divide that amount by the Base ARR. Due to the availability of the data required to calculate our dollar-based net retention rate, we are not able to calculate our dollar-based net retention rate for any periods prior to the first quarter of fiscal 2021.

“sell-to” motion focuses on capturing the top down strategic demands of enterprises through enterprise architects. As part of our selling motion, we also partner with CSPs, ISVs, global and regional SIs and other vendors in the technology ecosystem. We believe our partners see Couchbase as a core part of delivering modern applications.

We are also working on growing our “buy-from” selling motion through application developers, who are a key constituent driving digital transformation within their companies. We look to increase our impact with application developers through events and conferences, where we showcase the latest technologies and use cases of our platform. Couchbase Cloud provides flexible, highly available, differentiated economical options with low entry barriers to capture new customers. We believe that Couchbase Cloud will help build more awareness of the unique capabilities of the Couchbase platform and also make us more effective with application developers.

•

Building World-Class Teams. Couchbase’s foundation is built on the twin pillars of culture and people. We believe that we employ the best talent in the industry and enable our employees to do the best and most fulfilling work within a culture we believe in and care about deeply.

•

Culture. We believe our culture is critical to our success and has delivered tangible financial and operational benefits. Our values are at the core of everything we do. We work relentlessly to make Couchbase team members feel valued so they can then work together to create value for our customers, partners and stockholders.

•

People. As Couchbase continues to evolve and grow, we intend to maintain our focus on building world-class teams by hiring the best talent available and giving them the resources and tools required to succeed. We believe that there is a significant opportunity to continue to expand the use of our platform outside the United States and scale up our team. In fiscal 2021, revenue generated outside of the United States was approximately 35% of our total revenue. We intend to continue to expand our sales and drive adoption of our platform globally while scaling up our team to serve our global customer operations.

Our Products

Our next-generation database and platform is designed for the requirements of enterprises who need performance, reliability, scalability and agility and for an easy transition from legacy relational databases to our platform.

Couchbase Server

Couchbase Server, our flagship product, is a full-featured, multi-service NoSQL database. With features like memory-first architecture, geo-distributed deployments and workload isolation, Couchbase Server excels at supporting mission-critical applications at scale while allowing for sub-millisecond latencies and five-nines availability. Unlike most NoSQL databases, Couchbase provides a comprehensive SQL-compatible query language, N1QL, that allows for a wide array of data manipulation functions. Couchbase also supports ACID transactions to preserve data integrity. Couchbase Server can be deployed on-premise or on any cloud. Its XDCR allows it to bi-directionally support multiple data centers or cloud regions.

Couchbase Mobile

Couchbase Mobile includes Couchbase Lite, a full-featured embedded NoSQL database for mobile and edge devices that enables an always-on experience with high data availability, even without internet connectivity. Couchbase Mobile also includes Couchbase Sync Gateway, a synchronization gateway that allows for secure data sync between mobile devices and the backend data store. Capacity can also be added at every tier—on the device, over the internet and in the cloud—to easily scale to millions of users as demand grows. Our Couchbase

Lite Community Edition is designed around the popular embedded database, SQLite, and offers a robust query API and SQL-based semantics, indexing support, full-text search, analytics and eventing. Our Enterprise Edition builds on top of the robust functionality included in the Community Edition, and includes features such as encryption, peer-to-peer inter-device sync, on-device failover, predictive query API for machine learning predictions, delta sync for optimized data transfer and more.

Couchbase Cloud

Couchbase Cloud is a fully-managed, automated and secure DBaaS that simplifies database management by deploying, managing and operating Couchbase Server across cloud environments with just a few clicks. Couchbase Cloud is flexible, highly available and provides a differentiated and economical option for enterprises looking to reduce operational tasks while taking advantage of the performance advantage of Couchbase Server and powerful NoSQL technology. Couchbase Cloud offers emerging best practices of transparent in-virtual private cloud and virtual network deployment, which secures and isolates data under a customer’s control.

Our Technology

We have taken a long-term approach in building our platform, enabling enterprises with the highest requirements to use Couchbase for their mission-critical applications. A core tenant of our development is committing to the highest standards and building a solution underpinned by key architectural decisions to sustain platform differentiation. In doing so, we have overcome some of the most challenging computer science problems in database technologies. We have not taken shortcuts that would compromise our performance for time-to-market advantages. Instead, we focus our innovation on not only solving modern data problems, but delivering solutions with elegance to our customers. For example, we architected our platform to be truly shared nothing, meaning that it is entirely distributed at every tier without a primary-replica architecture that legacy relational databases and other NoSQL databases utilize. Consequently, we believe our platform will continue to perform even as continued digital transformation leads to ever-growing data and user requirements.

Core Architecture

Couchbase is a modern database platform that offers integrated data access to enable enterprise architects and application developers to address the requirements of enterprise applications and to take advantage of cloud infrastructure. We have incorporated the following core design principles into our platform architecture:

Memory-First

Couchbase is architected as a shared-nothing distributed database, leveraging fast memory and network to replicate data within a cluster and across data centers to achieve data resiliency and high availability at scale. With topology-aware clients and an integrated object cache, Couchbase can achieve sub-millisecond latency, which we believe eliminates the need for a secondary in-memory product as required with other databases. The integrated object cache reduces overall system complexity for development and operations and helps reduce TCO.

Persistence

Couchbase enables write operations to happen at memory and network speed while asynchronously processing persistence, replication and index management. Spikes in write operations do not block read or query operations, while background processes will persist and replicate data rapidly without slowing down the rest of the system. This enables the system to maintain sub-millisecond latency even as the system scales to support higher workloads. Durability and consistency options are available to allow application developers to decide when and where to increase latency in exchange for stricter durability and consistency guarantees.

Elastic Scalability

Couchbase is architected to leverage the elasticity of cloud infrastructure and run on a cluster of commodity servers. As nodes are added or removed from a cluster, data and its replicas are automatically redistributed across the available nodes, without any interruptions to operational workloads and any manual interventions by administrators. Automatic data partitioning reduces operational complexity relative to other NoSQL databases that require users to manually specify how to partition data based on access patterns.

With our MDS technology, administrators can control the scalability of the services (data, query, indexing, search, eventing and analytics) individually based on their workload characteristics. With MDS, hardware can be optimized and provisioned based on the workload, making for more efficient use of compute, storage and network resources. We believe this enables Couchbase to deliver high performance with lower TCO.

ACID Transactions

By using our smart clients for collaborative transaction management, our platform does not require a centralized transaction monitor or distributed lock manager. With our architecture, transactions are partition-agnostic and do not require any special manipulation of data placements. The transaction semantics are honored for any document no matter where it physically resides in the cluster.

An advantage of Couchbase transactions is that customers are able to maximize platform performance by choosing when to use them. Customers can interleave operations that require strong ACID guarantees with those that do not to get both the performance and scale of a NoSQL system and the transactional guarantees of a traditional database. This gives customers the power to decide when to pay the transaction cost rather than having the database impose it unconditionally for every operation.

Distributed Replication

One of the key advantages of Couchbase is the built-in capability to distribute data and its replicas across multiple servers to support the 24x7 uptime requirements of mission-critical applications. Data and its replicas are intelligently placed across multiple racks and availability zones to protect against infrastructure failures. Couchbase also supports XDCR for high availability and disaster recovery to protect against large-scale data center failures. While traditionally data is replicated in minutes based on batch transfer of transaction logs, with Couchbase the data loss window is greatly reduced as data is replicated in real time from memory to memory in milliseconds.

Single Unified Platform

Similar to how a smartphone provides an order of magnitude improvement in simplicity and management by consolidating a telephone, music player, GPS navigator and web browser, we set out to consolidate multiple layers and components commonly used to develop an application into an integrated platform. With our memory-first architecture, we consolidated the distributed caching layer into the platform. We also consolidated the key-value store, document database, search engine and analytic database into a single integrated platform. These capabilities are available with a unified programming model, uniform DevOps automation and consistent security controls. The core capabilities of our platform include:

Key Value

Our platform can support millions of key-value lookups with sub-millisecond latency without requiring a secondary caching layer.

Query

Couchbase extends SQL, the standard query language used in the relational world, to support the JSON data model, retaining the benefits of SQL, including its high-level declarative nature, while allowing it to handle the more complex data structures commonly found in modern web, mobile and IoT applications.

Indexing

Indexes provide efficient means to query data without scanning the entire database. Indexes can be partitioned independently and as new requirements arise, applications can create new indexes with their own partition keys without affecting the performance of existing queries. With data and index separation, applications can add as many indexes as needed without affecting write latency.

Full-Text Search

Application developers can easily add powerful and flexible search capabilities to their applications, without the complexity of installing and managing a separate search engine. Our platform integrates full-text search with its query service to allow application developers to use full-text search queries directly within an SQL query, eliminating the need to write complex code to process and combine the results from separate SQL and search queries.

Eventing

Eventing is a highly available, performant and scalable service which enables user-defined business logic to be invoked in real time on the server when application interactions create changes in the data. Eventing makes it easy to develop, deploy and maintain data-driven business rules from a centralized platform, eliminating the complexity with maintaining and updating business rules in all applications consistently.

Analytics

With the Couchbase Analytics service, our parallel data management capability for Couchbase Server designed to efficiently run complex queries, Couchbase Server is able to support hybrid operational/analytical workloads. Users can run ad hoc analytical queries on operational data using a Massively Parallel Processing query engine, without impacting operational application performance or requiring the movement of data to a secondary analytics solution. The Couchbase Analytics service also allows quick ingestion of operational data, making it immediately available for analytical queries.

Develop with Agility, Deploy at Scale, Run Anywhere

The Couchbase platform and its integrated services are designed to enable application developer agility, while making it easy to secure, deploy and manage global deployments at scale.

Uniform Programming Model

With a single connection through our Couchbase Developer Application Toolkit, application developers can access all the Couchbase services using our client software development kits, or SDKs, in language-specific APIs with uniform syntax. Unlike other NoSQL databases, applications written on a laptop against a single-node development cluster will run without any code changes when deployed on a multi-node production cluster in which the data is automatically shared.

N1QL: Big Data and SQL Integration

Couchbase integrates easily with the big data and SQL ecosystem of an enterprise. Current supported integrations include Spark, Kafka, Elasticsearch and BI/ETL tools via CData connector such as Tableau, PowerBI, Talend and Informatica, among others.

Container and Cloud Deployments

Couchbase on containers and Kubernetes provides a powerful cloud-native data platform with autonomous database management capabilities, including automated deployments, auto-scaling based on workloads, scheduled backups and automated upgrades. Our Couchbase Autonomous Operator enables the DevOps team to run Couchbase through a Kubernetes platform and provides freedom from cloud vendor lock-in and supports hybrid and multi-cloud strategies.

Full-Stack Security

Couchbase provides end-end enterprise-level security for data everywhere—on the wire, on the device, in the cloud and in the data center. While the requirement to secure data remains unchanged, the security requirements differ at each layer. The Couchbase Data Platform is designed with all of these requirements in mind to simplify security enforcement and compliance.

Our Customers

Many of the world’s largest and most iconic companies are Couchbase customers. As of January 31, 2021, our customers comprised over 30% of the Fortune 100, and over 25% of our customers were part of the Forbes Global 2000. While customers in the Fortune 100 and the Forbes Global 2000 represented a meaningful portion of our ARR in the aggregate, no one customer accounted for more than 5% of our ARR as of January 31, 2021.

As of January 31, 2021, we had 541 customers across more than 50 countries. As of January 31, 2021, our customer base included:

•	Three of the top five airlines;[13]

•	Five of the top 10 telecom companies;[14]

•	Two of the top three logistics companies;[15]

•	Top two global hotel companies;[16]

[13]	The Points Guy; see the section titled “Industry, Market and Other Data.”
[14]	Yahoo! Finance; see the section titled “Industry, Market and Other Data.”
[15]	PaySpace Magazine; see the section titled “Industry, Market and Other Data.”
[16]	Business Chief; see the section titled “Industry, Market and Other Data.”

•	Top three insurance companies;[17]

•	Two of the three largest credit reporting agencies;[18] and

•	Three of the top 10 consumer goods companies.[19]

We have been adopted by enterprises across a wide range of industries. The following is a sample of our customers across industry verticals:

Consumer Goods / Services / Retail & E-Commerce	Financial Services	Healthcare and Related Services
Domino’s Inditex PVH/Hatch Rollins	Experian Nasdaq Western Union	Maccabi Healthcare Services Takeda Pharmaceuticals

Software & Technology	Telecom	Travel & Hospitality
Intuit LivePerson NetDocuments	Amdocs BT Mavenir Proximus	Amadeus Avis Carnival Emirates

We have been successful in bringing enterprises onto our platform and growing with them as they realize its benefits. The number of our customers with ARR of $1 million or more grew from 16 as of January 31, 2020 to 23 as of January 31, 2021. The number of our customers with ARR of $500,000 or more grew from 37 as of January 31, 2020 to 48 as of January 31, 2021. The number of our customers with ARR of $100,000 or more grew from 170 as of January 31, 2020 to 193 as of January 31, 2021.

Case Studies

The examples below illustrate how businesses from different industries and with different use cases benefit from our platform and products.

Amadeus

Situation

•

A proven technology leader in the travel and hospitality industry for over 30 years, Amadeus has always been known for pushing the boundaries of technological innovation to provide the most value to its customers. A persistent challenge was a constantly growing “look-to-book” ratio (the number of flight search requests compared to actual flight bookings). In order to remain competitive, search results must be provided at lighting speed, 24x7, with real-time route and seat availability data and personalized to the traveler.

•	With the rise of online travel agents and metasearch players such as Expedia and Kayak over the last decade, this ratio went from a few hundred to well over 300,000 “looks” to “books.”

Solution

•	In 2013, Amadeus chose Couchbase for its performance, scalability and availability to consolidate the memcached-on-top-of-MySQL stack underpinning one of its highest demand systems—the

[17]	Insurance Business America; see the section titled “Industry, Market and Other Data.”
[18]	Investopedia; see the section titled “Industry, Market and Other Data.”
[19]	Consumer Goods Technology; see the section titled “Industry, Market and Other Data.”

Availability Processing Engine, or APE, which powers Amadeus’ search solutions. Since that initial implementation, APE experienced over 10x growth in traffic with a near-flat TCO at the database layer. By the end of 2019, the APE application was handling 20 million operations per second at sub-millisecond latencies.

•

Today, Couchbase is used in multiple lines of Amadeus’ business, deployed in several public and private clouds and numbers over 1,500 production nodes. Amadeus played a large role in helping to define and test Couchbase’s tight integration with Kubernetes to increase automation and standardization.

•

Couchbase’s XDCR has supported Amadeus to pursue a distributed data architecture, pushing some of that same availability data from their on-premise data centers into the public cloud in order to provide faster response times and higher availability.

•

The similarity of N1QL to SQL has enabled their application developers to deliver complex applications once possible only on a relational database management system. In one case, Amadeus was able to onboard new customers more easily after deploying Couchbase. Thanks to its design, that same application is able to scale horizontally to meet demand while also delivering increased application developer agility (and satisfaction) and reduced time-to-market.

“Couchbase’s database makes it much simpler for our engineers to focus on what they do best: solving our customers’ business challenges—all the while improving collaboration with partners and developers. Our growing partnership will help us deliver the enterprise-class performance, scale, flexibility, reliability and traveler focus that our customers need, enabling us also to innovate more freely in key areas such as merchandising, New Distribution Capability or loyalty.”

Sylvain Roy, SVP, Technology Platforms & Engineering, Amadeus

BT

Situation

•

BT (British Telecommunications) is the oldest telecommunications company in the world, has offices in over 40 countries across the globe and is the principal fixed and mobile telecommunications operator in the United Kingdom. It has global revenues of £23 billion, employs roughly 100,000 staff and has a patent portfolio of circa 5,000 patents across strategically important countries such as the United States, China, Europe and the United Kingdom.

•

The TV division of BT (which broadcasts throughout the United Kingdom) wanted to transform their users’ experience with broadcasting and streaming on set-top boxes and mobile devices to increase customer satisfaction and offer new value-added services.

•

In 2014, BT knew that their legacy databases and vendor-supplied applications were holding them back. Seemingly small changes were taking weeks if not months to implement and the user experience was impacted by slow response times.

Solution

•

BT knew that they needed to move quickly, but they did not have the luxury of simply starting from scratch. They would be forced to modernize their systems and at the same time “keep the lights on” for their millions of TV subscribers. Couchbase was first implemented as a session store for BT’s set-top boxes, storing product catalogs and user profiles. Couchbase’s performance and ease-of-use meant BT could dramatically improve the user experience without replacing their legacy systems. As a first use case, this was a simple, low-risk but high-reward approach. After this initial success, BT began relying more and more on Couchbase as a source of truth for all user engagement across their web, mobile and set-top-box applications.

•

BT then turned their focus to cost. Couchbase was again able to play a critical role by providing a single technology platform that not only allowed them to quickly store and retrieve data, but also to query and search it. This allowed BT to consolidate multiple other niche data management systems and even some vendor-supplied applications into Couchbase. This resulted in reduced infrastructure costs (less hardware footprint), reduced operational overhead (less technologies to learn, manage and scale) and increased time-to-market (reduced developer friction and reliance on third-party vendors).

•

BT’s next project was their call center experience. BT was using a Hadoop stack to provide insight when customers called in with a fault in their equipment. It was meant to be in real time, but the actual response times reached upwards of 15 minutes. Hadoop was still the right solution for long-term analysis, but they needed to bring in a NoSQL database layer for the operational and time-sensitive (i.e., customer-facing) workloads. At first, BT chose another NoSQL database platform, but they quickly discovered that it was unable to scale to meet their needs. So, they turned to Couchbase and saw response times drop from minutes to seconds coupled with an increase in customer satisfaction.

“Quite simply, Couchbase is business-critical for us. As a NoSQL database, its ability to manage the vast number of interactions we process centrally, and share that with all relevant devices in real time, means it can ensure the best experience for our customers. The fact that it also supports enterprise-level availability, including full replication, means we can be sure we’re doing everything possible to ensure nothing disrupts our customers’ viewing experiences.”

Chris Bramley, Chief Technology Officer, TV & Broadband, BT

Carnival

Situation

•

Carnival Corporation is the world’s largest leisure travel company and has made exceeding guest expectations its number one goal. They have a fleet of more than 85 ships, serving over 740 worldwide destinations through nine leading cruise brands, in addition to a global portfolio of islands, ports, resorts, trains and motor coaches.

•

Their key challenge was to provide a personalized experience to their guests. The biggest ship is a floating city with more than 3,500 guests, 1,500 crew members, 7,000 sensors and 4,000 interactive portals. Providing a personalized experience at this scale was a monumental challenge.

Solution

•

To enhance guest-crew interactions and deliver a high level of personalized service on a large scale, Carnival rolled out the OceanMedallion™ device to persistently connect a cruise guest’s unique digital identity with an intelligent shipboard Experience Internet of Things (xIoT™) ecosystem, powered by multiple Couchbase databases on board. The device enables all aspects of an elevated guest vacation including hassle-free payment, keyless and personalized stateroom access, frictionless embarkation, on-demand services and more.

•

In addition to scaling the personalized experience to all the guests on a ship and connecting all crew to the platform, it is also critically important to scale across an entire fleet globally with high availability. Couchbase’s ability to support synchronizations across multiple cloud data centers, and from cloud to edge databases, enables Carnival to manage its global fleet of ships that are sailing in all regions around the world while providing personalized and location-based experiences for their guests—in real time.

•

The OCEAN platform generates more than 100 million events per day, which is effectively more data in a 24-hour period than was previously collected over the course of a typical cruise line’s history. By leveraging Couchbase, Carnival collects and processes that data in real time which allows the operation to redeploy insights immediately back into the guest’s experience as well as continuously learn and become smarter.

“We have received multiple awards for our OCEAN Guest Experience Platform, including the prestigious Red Dot award. Couchbase Server is critical to our success – it delivers location-based, personalized customer interactions in real-time. With Couchbase Server, we are able to seamlessly synchronize data bi-directionally from ships around the world with our cloud databases.”

Greg Sullivan, Chief Information Officer, Carnival Corporation

Domino’s

Situation

•

Domino’s, a world leader in food delivery operating in 85 countries with over 16 thousand stores and 3 million food items delivered every day, was looking at setting up a Commerce Data Hub for their internal data science efforts. Their main focus was real time customer segmentation and behavior analytics.

•

They needed a platform that could track average transaction size, annual purchase frequency and loyalty to determine customer lifetime value (CLV). They planned to use this information to deliver personalized marketing campaigns to target market segments and to reduce the overall time needed to perform data science experiments. Finally, they wanted the ability to perform data exploration on operational data in near real time.

Solution

•

Domino’s chose Couchbase because its flexible schema support allows their data science team to experiment with new customer attributes dynamically to design consumer segmentation strategy. Couchbase’s platform allows Domino’s to create the customer data hub for all their internal businesses without impacting other operational workloads running on Couchbase and other SQL data stores.

•

Couchbase was able to help Domino’s support the analysis of data in near real time. The net result for Domino’s was a reduction in time to create targeted consumer offers from weeks or months to hours. Couchbase enabled agile data mining models on order behaviors, propensity scoring and flexible attribute creation. Finally, Couchbase removed the need for lengthy data extraction, transfer and load processes (ETL) for data science experiments since Couchbase delivers a single unified platform, which eliminates the need for multiple point solutions.

“Couchbase provided us a single platform for operational and analytical workloads that enabled us to deliver insights to our business partners in real time. We were able to take things that we already knew about our customers and then combine that with new information to take action in hours vs. weeks or months previously. Couchbase not only provides schema flexibility, but also support for SQL queries and transactions, which has helped us to expand from our initial use cases around analytics to now leverage Couchbase across transactional workloads with our Commerce team and store operations.”

Dan Djuric, Vice President Global Infrastructure and Enterprise Information Management, Domino’s

Facet Digital

Situation

•	Facet Digital, a partner of Couchbase, is a full-service agency that helps businesses design, develop, launch and scale web, mobile and desktop applications.

•

With their existing CSP delivered DBaaS platform, they had difficulty achieving cost-effective performance that provides low latency and high throughput. Their legacy DBaaS platform had a time-intensive process where it took days to add, secure, and properly provision and optimize clusters.

•

Also, there was a lot of functional complexity and a huge operational burden for developers. Their legacy DBaaS platform had many load and throttling issues, required a lot of work arounds and did not support robust query or full text search in a single platform.

•	Finally, critical to them was the ability to avoid cloud vendor lock in and securely to support workloads on a global scale.

Solution

•

After an extensive evaluation of multiple CSP delivered DBaaS solutions and third-party solutions, Facet Digital selected Couchbase Cloud due to its performance capabilities, low overall TCO and ability to consolidate multiple point technologies like a document store, query and full text search into a single platform that ran within multiple cloud platforms.

•

Couchbase Cloud also eased the overall operational challenges of managing a database with things like encryption at rest, and security best practices. Having this codified and managed by Couchbase was powerful because Facet Digital serves global clients and must consider GDPR and local privacy laws in the solutions they deliver.

“Couchbase Cloud has the best pricing and performance we’ve seen from a DBaaS. We’ve reduced total cost by 50% and increased performance by as much as 2,000% in key use cases.”

Scott W. Bradley, Principal Engineer, Facet Digital

“With Couchbase Cloud we have consolidated our infrastructure from three different products into one simplified platform. It used to take me 3½ days to get our legacy hosted solution set up, now I can spin up a new cluster in 20 minutes or less. That’s a major win for us!”

Jeremy Groh, Principal Engineer, Facet Digital

Maccabi Healthcare Services

Situation

•

Maccabi Healthcare Services, or Maccabi, an Israel-based healthcare organization, has over 30 years of technical debt and multiple legacy databases from different generations. Their applications suffered from many slowdowns and offline periods, especially at the beginning of the week when more people logged into their phones to check prescriptions, scheduled doctor visits and completed general health tasks. Further, their mainframe maintenance was growing more painful and Maccabi could not keep up with increasing demands.

•

With so much functionality moving to mobile applications, the demand on the software development team was expected to increase exponentially. In response, Maccabi wanted to move to a DevOps methodology to enable the continuous delivery of fixes and features which meant the platform had to be agile enough to allow the team to deliver releases in a monthly cadence.

Solution

•

Maccabi’s key requirements were a database that could perform well at scale, had integrated caching, a mobile offering and a SQL-like query language. Maccabi chose Couchbase because Couchbase met all of these requirements and offered other capabilities that Maccabi could adopt in the future such as full-text search, eventing, an analytics service and a Kubernetes autonomous operator.

•

Less than two years after the project began, Maccabi rolled out its mobile app to all its 2.3 million customers in Israel. By simplifying the architecture and offloading data from many different systems into Couchbase, their mobile application has seen a significant increase in speed, ability to scale to accommodate unplanned demand spikes and fortified availability.

•

The response exceeded customer expectations as evidenced by the significant positive feedback on the improved experience. Where the legacy app was rated 1-2 stars, the new app has earned ratings between 4-5 stars.

•

Since switching to Couchbase, customers have reported zero downtime or slowing of the application. Services like prescription fulfillment no longer require patients to go in-person to collect, and paper processes have been removed.

•

Finally, In Israel, children older than 16 are able to live on their own, but in the past could not manage their own healthcare without their parent’s involvement, now these children are able to book appointments without their parents, and even restrict test results. With the flexibility and features provided by Couchbase, Maccabi sees immense possibilities for continually innovating and providing the best healthcare to its customers.

“We wanted a solution that seamlessly works across server and mobile, and that the developers could use without lots of retraining. None of the other solutions came even close to Couchbase’s broad enterprise capabilities.”

Ofir Kadosh, Chief Information Officer, Maccabi

PVH Europe

Situation

•

The fashion industry is no exception when it comes to the transformative power of modern technologies—technology has rapidly reshaped the consumer experience, enabling shoppers to do everything from virtually trying on clothes to seamlessly shopping via mobile phones.

•

Traditionally, fashion companies around the world produced a significant number of samples to represent the numerous labels in showrooms around the world. Buyers then traveled to a physical showroom to view the products.

•	An industry innovator, PVH Europe, wanted a game-changing path to revolutionize the way business itself was conducted.

•

PVH Europe identified an opportunity to develop innovative ways to leverage technology and digital transformation to rethink how its retail and wholesale partners view, choose and purchase products to offer customers.

Solution

•

In 2015, PVH Europe began to roll-out a revolutionary digital selling platform that creates an immersive, multimedia experience in Tommy Hilfiger’s showrooms, allowing buyers to efficiently explore entire fashion lines. Workstations within the Digital Showrooms display entire collections on monitors and half-meter by one-meter touchscreens that connect to a wall-to-wall grid of ultra-high-definition screens. Buyers can digitally see every item and, with a single click on the screen, see product details, pricing, buying history and delivery dates. Once they purchase, an instant email confirmation is sent, significantly reducing paperwork.

•

PVH Europe realized that providing the best experience to their buyers meant ensuring that the data powering these Digital Showrooms was as highly available as possible. The solution was to synchronize the necessary data from their core datacenters out to the Digital Showrooms so that it could be accessed locally without relying on the network between. In addition, PVH Europe needed to provide an immense amount of customization of that data to support multiple brands, seasons and locales while continuing to quickly deliver features that enhanced the selling experience season by season.

•

The combination of Couchbase Server in their data center and Couchbase Lite in the Digital Showrooms provided PVH Europe with offline access to their data while keeping it synchronized in near real-time. The flexibility of Couchbase’s JSON data model coupled with SQL-based querying and full-text search gave PVH Europe the flexibility they needed to merge datasets coming from multiple upstream sources and build a microservices architecture that is constantly evolving.

•

Since launching the concept, Tommy Hilfiger has already surpassed its target to reduce sample production by 80% at its flagship Digital Showroom in Amsterdam, with similar reduction projected for all locations globally. This supports the brand’s ongoing sustainability mission, diminishing the ecological impact of shipping.

•

Today, there are Digital Showrooms leveraging Couchbase technology in over 60 locations worldwide and they continue to leverage Couchbase across their multiple brands as a source of truth that serves various applications both on the web and in-store.

Marketing, Sales and Partners

Our marketing, sales and partner organizations work closely together to drive market awareness and adoption of our technology and services, build new business pipelines and develop strong customer and partner relationships to drive revenue growth.

Our go-to-market strategy is driven by the strength and innovation of our platform, as well as customer demand. The breadth and flexibility of our industry-leading, differentiated technology allows us to market to multiple constituents throughout an organization, including our two primary target audiences: enterprise architects and application developers.

We have two major avenues to drive customer adoption: through our mature enterprise “sell-to” motion and through our evolving application developer generated “buy-from” motion. Our highly-instrumented “sell-to” model aligns marketing investments with sales capacity to deliver sufficient pipeline creation to meet our business goals, taking into consideration lag times, sales cycle duration and conversion at each stage through the funnel. We have built a sales organization that understands the strategic needs of enterprises as well as a marketing organization that emphasizes our enablement of digital transformation through our no-compromises approach to performance, resiliency and scale and TCO savings. Our “buy-from” motion is fueled by a range of product-led growth initiatives targeting our application developer community to drive adoption. For example, we offer free Community Editions of some of our products, free trials of the Enterprise Edition of Couchbase Server and Couchbase Cloud products and a web browser-based demonstration version of Couchbase Server to further accelerate application developer adoption. We believe these offerings lead to future purchases of the Enterprise Edition.

Our marketing, sales and partner organizations include field sales, inside sales, sales development, sales enablement, sales engineering, customer success, professional services, training, partner and marketing personnel.

Marketing

Our marketing efforts are focused on building our brand reputation as well as generating interest and demand for our platform from our two primary target audiences: enterprise architects and application developers. In addition, due to the broad set of capabilities of our platform, we also market our value proposition to many other key functions, such as operational and technical teams, that work with and support our two primary target audiences. We do this through a combination of awareness building, digital and field-based demand generation, including user and customer advocacy, and partner co-marketing.

We have designed our marketing initiatives to combine top-of-funnel tactics to expand our database of marketable contacts and bottom-of-funnel programs to deliver a consistent flow of qualified leads to our sales organization. We customize our marketing initiatives to most effectively engage our different target audiences, recognizing that they each have specific interests and goals and different ways that they engage with our platform on behalf of their organizations.

For enterprise architects and the key functions that support them, we focus our efforts on helping them to discover the strategic value that Couchbase can bring and its ability to accelerate digital transformation projects and help organizations scale. As part of these efforts, we invest in a variety of earned, owned and paid media to raise awareness of our platform and deliver targeted content to demonstrate thought leadership and increase our brand reputation. We focus on our enablement of digital transformation through our no-compromises approach to performance, resiliency, scalability, agility and TCO savings.

Our messaging to application developers focuses on how we improve their ability to build responsive and flexible applications that scale effortlessly, thanks to our flexible schema for continuous delivery, easy SQL-friendly query language, fully integrated SDKs for multiple popular programming languages and peer-to-peer syncing for mobile and edge computing. In recognition of the importance of the application developer community to our long-term growth, we are increasingly investing in initiatives to improve the application developer experience and increase engagement with Couchbase. Our efforts are focused on enabling application developers to use, experiment with and evaluate our platform as frictionlessly as possible.

Once we have identified qualified leads, we utilize nurture campaigns to accelerate sales cycles. We also use advanced predictive analytics and attribution tools to improve our targeting efforts and maximize the effectiveness of our demand generation investments, and ultimately, improve the return-on-investment from our marketing activities.

We plan to continue to invest in our marketing organization to increase awareness of our platform and grow our pipeline of sales opportunities.

Sales

We primarily sell through our direct sales force, which consists of field professionals and inside sales personnel. Our sales organization is generally segmented based on account size, geography and, in our larger geographic markets, by industry vertical. As of January 31, 2021, we had customers in more than 50 countries. To reach potential customers, we have built a significant field presence across the Americas, EMEA and APAC.

While we sell to organizations of all sizes across a broad range of industries, our key focus is on enterprises that invest more heavily in software application development and deployment. These organizations are increasingly investing in digital transformation and moving from legacy IT architectures, which create a greater need to have operational databases that can effectively and efficiently support mission-critical applications. Selling to such organizations may also involve long, complex sales cycles, for which we have architected a well-instrumented enterprise sales model to support.

Our direct sales force includes sales engineers with deep technical expertise who provide pre-sales demonstrations to help prospective customers identify key use cases, as well as pre-sales technical support and solutions engineering for our customers. Our sales organization also leverages support from the strength of our customer advocacy. Many of our existing customers, including industry leaders across multiple verticals, are willing to actively engage as references and participate in our sales efforts.

Once adopted, usage of our modern database often rapidly expands across the enterprise. The integrated functionality and flexibility of our platform allows customers to extend node usage within existing use cases as well as expand our platform to new use cases. Our customer success team is a key driver of this land-and-expand model and engages with customers to help ensure that they are receiving value from our platform while also supporting a growing relationship over time by proactively guiding our customers to realize other strategic and transformative use cases and adopt our services. Our larger customers have specific customer success managers that track their monthly adoption of Couchbase products and services and map the value they are receiving on our platform. Our customer success team has also developed a Customer 360 platform that provides key internal stakeholders a common view of product adoption and a consistent customer engagement model across all lines of business.

Our land-and-expand efforts are also supported by our professional services and training organizations. Our professional services organization consists of subject matter experts that focus on helping customers accelerate their time to production and time to value. In particular, our professional services organization focuses on helping application developers with tooling, designing and optimizing their use of our SDK, advising architects on modernizing and effecting their database migration strategies and advising administrators on best practices for database operational management and monitoring. Our training team provides a full range of both free and paid training for architects, application developers and administrators to accelerate the implementation process and help organizations drive rapid adoption and engagement with our platform. Our application developer training covers a range of programming languages and advanced topics such as data modeling. Our architect training covers database migration and database technology design, as well as mobile database architecture with Android and iOS. Our administrator training covers database operational monitoring, management and security.

We plan to continue to invest in our sales force to grow our customer base, both domestically and internationally, and to expand the use of our platform within existing customers.

Partners

We believe that strong engagement with our partner ecosystem affords us increased reach and greater distribution of our platform. Our PartnerEngage program, which serves as our umbrella program is tailored to enable our partners to deliver an excellent experience for customers while achieving profitable growth. For our customers, PartnerEngage provides more options and enhanced availability to reach Couchbase.

Our partner efforts are focused on the following:

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Cloud Service Providers. CSPs are increasingly utilized by our customers to deliver IaaS and Platform-as-a-Service, such as DBaaS. We partner with major CSPs on joint marketing programs and co-sell initiatives.

•	Independent Software Vendors. We work with ISVs, such as Amdocs, to embed or bundle our platform with the applications or other solutions offered by ISVs to their customers.

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Systems Integrators. SIs, such as Infosys, incorporate Couchbase into technology solutions, both across and within specific verticals, and offer professional services to assist customers with application development, platform and cloud migrations and adoption.

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Technology Partners. We have a robust ecosystem of technology partners with partner-validated integrations with Couchbase. We develop joint solutions and go-to-market motions with these partners, such as Red Hat.

In addition, we have developed partnerships with managed service providers and local and regional resellers. A significant portion of our revenue in fiscal 2021 was attributable to our partner ecosystem.

Our Culture and People

We believe the foundation of our current and future success is our world-class organization, which combines our exceptional people with a culture we believe in and care deeply about. We are building a company that we are proud of, focusing on how we do things as much as on what we do.

Our Values

Our values are the bedrock of our culture, weaving together elements of our past, present and future into a framework comprised of two foundational pillars and six beliefs. Our values stand as a guide for our intentions, behaviors, decisions, strategies and actions.

Be Valued

•	Be a Good Human, Always. Be authentic. Assume and act with positive intent, even in tough times. Eliminate bias, foster inclusion. Be your best self. Smile.

•	Act with Uncompromising Integrity, Period. Do the right thing, every time. Build trust with all constituents. Be honest and transparent. Do what you say. Be proactive.

•	Serve Your Family, As Defined by You. Put your family first. Let the company work for you in times of need. Help your family benefit through the company’s success.

Create Value

•	Attack Hard Problems, Driven by Customer Outcomes. Be courageous and innovative. Satisfy unmet, underserved needs. Deliver technical excellence and honesty. Enable transformations.

•	Play to Win, Together. Plan for success. Put in the work, be proud of it. Balance confidence and humility. Never lose alone. Be a great teammate. Celebrate.

•	Make Tomorrow Better than Today, Start Now. Have a bias for action. Execute with intensity and urgency. Know you have an impact. What we do matters. Enjoy the journey.

We work relentlessly to make Couchbase team members feel valued so they can then work together to create value for our customers, partners and stockholders. In a world where career choices for high performers are plentiful, we believe our culture is why top talent choose to join and stay at Couchbase. Couchbase culture is woven into the fabric of our hiring, onboarding, development, promotion and recognition practices. It is also the driving force behind Couchbase Cares, our multifaceted internal program that supports global diversity, inclusion and belonging, sustainability, philanthropy, volunteering and employee wellness priorities. In addition, our culture guides Couchbase’s total rewards strategy, which includes compensation, benefits, office and lifestyle perks, workplace experience and safety and career growth programs and will continue to be a sustainable competitive advantage as we attract, develop and retain the highly-skilled talent necessary to execute on our business growth strategies.

There are many ways we measure the health of our culture and how others embrace and engage with it, including the following:

•	In April 2021, we had a 98% recommendation rating, a company rating of 4.8 out of 5 and a 99% CEO approval on Glassdoor.

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The San Francisco Business Times and Silicon Valley Business Journal recognized Couchbase in their 2020 Best Places to Work rankings, including ranking us as #1 for the 2020 Workplace Wellness Award for mid-sized companies.

•	Battery Ventures listed us among the 25 Highest-Rated Private Cloud Computing Companies to Work for During the COVID Crisis.

As of January 31, 2021, we had a total of 562 employees located in 20 countries, including 241 in sales and marketing, 218 in research and development and 52 in general and administrative functions. We also engage contractors and consultants as needed to support our operations.

In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. None of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement with respect to their employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Research and Development

Our research and development organization is responsible for the research, design, architecture, development, testing and quality of our platform as well as the continued maintenance and improvement of our existing products. Our research and development organization consists of platform and cloud engineering, product management, quality engineering and performance engineering teams.

Our software development process is based on iterative releases leveraging small functional teams. Our small development teams enable greater agility and efficiency to develop new features and enhance our existing products.

Our research and development organization is primarily located in the United States, the United Kingdom and India as well as remotely distributed across the globe, which we believe is a strategic advantage for us, allowing us to develop and expand our technology capabilities more efficiently.

We believe continued investment in our technology, including investment in our platform and bringing new products to market, is important to attaining our strategic objectives. Our research and development expenses were $31.7 million and $39.0 million in fiscal 2020 and 2021, respectively.

Intellectual Property

Our success depends, in part, upon our ability to protect our intellectual property rights with respect to our technology, inventions, improvements, proprietary rights and other assets. We seek to accomplish that objective by obtaining intellectual property rights in, and protecting such assets through, a combination of patent applications, copyrights, registered and unregistered trademarks, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, intellectual property assignment agreements and other contractual measures. However, intellectual property laws and contractual restrictions provide only limited protection. For example, we do not have any issued patents related to our products, technology, processes and systems, and we rely upon unpatented trade secrets, confidential know-how and confidentiality agreements with our employees, consultants, developers, partners and vendors to protect such proprietary rights. We have experienced and may in the future experience unauthorized access of our proprietary source code, confidential information and know-how. We have initiated and may in the future initiate litigation regarding trade secret misappropriation, but enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know how is difficult, expensive and time-consuming, and the outcome is unpredictable. As of January 31, 2021, we owned four pending U.S. patent applications, one U.S. provisional patent application and one pending PCT application. Any patents that may issue from our pending applications in the United States and other jurisdictions are scheduled to expire beginning in 2040, excluding any additional term for patent term adjustments or extensions. In addition, as of January 31, 2021, we owned 5 registered trademarks in the United States and 16 registered trademarks in non-U.S. jurisdictions. Finally, we have registered domain names for websites that we use in our business, including www.couchbase.com. Information contained on, or accessible through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, such rights may be invalidated, circumvented or challenged. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third parties may also claim that our platform and other solutions infringe their intellectual property rights. In particular, some companies in our industry have extensive patent portfolios. From time to time, third parties have asserted in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers, with whom our agreements may obligate us to indemnify them against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected products or solutions, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties or other fees.

Our products, including the Enterprise Edition of our Couchbase platform, include software that is licensed to us by third-party authors under open source licenses, and we expect to continue to incorporate such open source software in our products in the future. Although most of our code is developed in-house, we also contribute to and receive a limited amount of contributions from the open source developer community. Use and distribution of open source software may entail greater risks than use of third-party commercial software because open source projects may have vulnerabilities and architectural instabilities and also because open source licensors generally provide their software on an “as-is” basis and do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code.

We have historically elected to make core portions of our source code available on an open source basis to facilitate adoption, as well as collaboration and participation, from our application developer community, but our recent decision to license source code under BSL 1.1, a source-available license, may negatively impact adoption of the source code for Couchbase Server 7.0 and future releases, reduce our brand and product awareness and ultimately negatively impact our ability to compete. Further, the continued availability of our source code may also enable others to compete more effectively. It is possible for new and existing competitors, including those with greater resources than ours, to develop their own open source software or hybrid proprietary and open source software offerings, potentially reducing the demand for, and putting price pressure on, our products. In addition, the public availability of source code of such software may make it easier for others to compromise our products. Some competitors make open source software available for free download or use or may position competing open source software as a loss leader. We may not be able to compete successfully against current and future competitors, and competitive pressure or the availability of open source software may result in price reductions, reduced revenue and gross margins and loss of market share. Our use of open source software may also limit our ability to assert certain of our intellectual property and proprietary rights against third parties, including competitors, who access or use software or technology that we have contributed to such open source projects.

See the section titled “Risk Factors—Risks Related to Our Intellectual Property and Open Source” for information regarding risks related to our intellectual property and our use of open source.

Compliance with Government Regulation

We are subject to various federal, state, local and foreign laws and regulations, including those relating to data privacy, security and protection, intellectual property, employment and labor, workplace safety, consumer protection, anti-bribery, import and export controls, immigration, federal securities and tax. In addition, we are subject to various laws and regulations relating to the formation, administration and performance of contracts with our customers in heavily regulated industries and the public sector, which affect how we and our partners do business with such customers. Additional laws and regulations relating to these areas likely will be passed in the future, and these or existing laws and regulations may be interpreted or enforced in new or expanded manners, each of which could result in significant limitations on ways we operate our business. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to our platform, products, services or business practices, and may significantly increase our compliance costs and otherwise adversely affect our business and results of operations. As our business expands to include additional products and services, and our operations continue to expand internationally, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny.

See the section titled “Risk Factors—Risks Related to Our Legal and Regulatory Environment” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

Competition

The market in which we operate is competitive and characterized by rapid changes in technology, customer requirements and industry standards and frequent introductions of new products and services. A number of other companies have developed or are developing products and services that compete with some or all of our products or have functionalities similar to those of our platform. These competing offerings may also be complimentary with ours and customers often deploy our platform alongside a competitor’s product. However, many of these competing products and services do not offer complete solutions—often they provide accessory solutions or a feature comparable to a component of our platform.

We primarily compete with established legacy database providers, such as Oracle, IBM and Microsoft, providers of NoSQL database offerings such as MongoDB, and cloud infrastructure providers with database functionalities, such as Amazon, Microsoft and Google. We expect competition to increase as other established and emerging companies enter our market, as customer requirements evolve and as new offerings and technologies are introduced.

We believe the primary factors of competition in our market include:

•	effectiveness with both enterprise architects and application developers;

•	platform functionality, including agility, flexibility and performance at scale;

•	ease of deployment, management and operation;

•	ability to enable flexible deployment across on-premise, cloud, hybrid and mobile environments;

•	ability to handle massive and increasing data volumes;

•	ability to provide best-of-breed solutions;

•	ability to bundle and address a variety of evolving customer needs, requirements and use cases in one platform;

•	ability to provide enterprise-class technology that is secure and reliable;

•	variety of consumption models and offerings;

•	price and TCO;

•	strength of sales and marketing efforts; and

•	brand awareness and reputation.

We believe we compete favorably on these factors.

We plan to continue to innovate and evolve our platform and technology to empower our customers. However, we could face significant risks to our business, financial condition and results of operations as a result of competition. For additional information, see the section titled “Risk Factors—Risks Related to Our Business and Operations—We face intense competition and if we are unable to compete effectively, our business, financial condition and results of operations would be adversely affected.”

Facilities

Our corporate headquarters is in Santa Clara, California, where we currently lease approximately 46,000 square feet under a lease agreement that expires in March 2025. We also lease facilities in the United States in San Francisco, California and internationally in Bangalore, India and London and Manchester, United Kingdom. We lease all of our facilities and do not own any real property.

We believe that our facilities are suitable to meet our current needs. However, we intend to expand our facilities and add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We expect to incur additional expenses in connection with such new or expanded facilities.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, have a material and adverse effect on our business, financial condition or results of operations. Future litigation may be necessary to defend ourselves, our partners and our customers, to determine the scope, enforceability and validity of third-party intellectual property and proprietary rights or to establish our intellectual property and proprietary rights. The results of any current or future litigation cannot be predicted with certainty and there can be no assurances that favorable outcomes will be obtained, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management attention and resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of April 30, 2021:

Name	Age	Position(s)

Executive Officers:

Matthew M. Cain	43	President, Chief Executive Officer and Director

Gregory Henry	50	Senior Vice President and Chief Financial Officer

Margaret Chow	38	Senior Vice President, Chief Legal Officer and Corporate Secretary

Denis Murphy	56	Senior Vice President and Chief Revenue Officer

Non-Employee Directors:

Edward T. Anderson	71	Director

Carol W. Carpenter*	53	Director

Lynn M. Christensen*	59	Director

Kevin J. Efrusy	49	Director

Jeff Epstein	64	Director

Alex Migon	41	Director

Rob Rueckert	48	Director

David C. Scott	59	Director

Richard A. Simonson	62	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.
*	Mses. Carpenter and Christensen joined us in May 2021.

Executive Officers

Matthew M. Cain. Mr. Cain has served as our President and Chief Executive Officer and a member of our board of directors since April 2017. Prior to joining us, he served as President of Worldwide Field Operations for Veritas Technologies LLC, a data management company, from April 2016 to October 2016, and as its Executive Vice President and Chief Product Officer from October 2014 to March 2016. Mr. Cain also previously held a variety of senior leadership positions at Symantec Corporation, a security software company, from February 2012 to September 2014, and at Cisco Systems, Inc., a networking solutions company, from July 2000 to August 2003 and August 2005 to January 2012. Mr. Cain holds an M.B.A. from Stanford Graduate School of Business and a B.S. in Electrical Engineering from Northwestern University.

Mr. Cain was selected to serve on our board of directors because of the perspective and experience he brings as our President and Chief Executive Officer.

Gregory Henry. Mr. Henry has served as our Senior Vice President and Chief Financial Officer since November 2016. Prior to joining us, he served as Senior Vice President of Finance at ServiceNow, Inc., an enterprise operations software company, from May 2015 to November 2016. Prior to ServiceNow, Mr. Henry held various senior executive financial positions at General Electric Healthcare, a medical technology and solutions company, from September 2001 to May 2015. Previously in his career, he served as a Manager (Cash & Investments) at Legion Insurance Company, an insurance agency, from October 1998 to September 2001 and as an auditor at Ernst & Young LLP, an accounting firm, from January 1994 to October 1998. Mr. Henry holds a B.B.A. in Accounting from University of Wisconsin-Madison School of Business. He is also a C.P.A. (inactive).

Margaret Chow. Ms. Chow has served as our Senior Vice President, Chief Legal Officer and Corporate Secretary since March 2020. Prior to joining us, she was with Medallia, Inc., a customer experience management software company, from February 2014 to December 2019, where she served most recently as Vice President and Deputy General Counsel and advised the company through its initial public offering. Prior to Medallia, Ms. Chow served as Associate General Counsel at UsableNet, Inc., a website accessibility and digital transformation company, from April 2011 to January 2014. Previously in her career, Ms. Chow was an Associate at Davis Polk and Wardwell LLP, a law firm. Ms. Chow holds a J.D. from Yale Law School, a B.A. in Molecular Cell Biology—Biochemistry and Molecular Biology and a B.A. in Economics from University of California, Berkeley.

Denis Murphy. Mr. Murphy has served as our Senior Vice President and Chief Revenue Officer since June 2019. Prior to joining us, Mr. Murphy served as a strategic advisor to various early-stage privately-held companies from January 2014 to June 2019, and from May 2015 to October 2017, served as Vice President of Worldwide Sales at Nimble Storage, Inc., a flash storage technology company which was acquired by Hewlett Packard Enterprise Company in April 2017. Prior to Nimble Storage, Mr. Murphy held several leadership and management positions at Anaplan, Inc., a business planning and performance management software company, at Nicira Networks, Inc., a networking software company which was acquired by VMware, Inc. in September 2012, and at Riverbed Technology, Inc., a network technology company, from September 2003 to August 2013. Previously in his career, Mr. Murphy held various sales and account manager roles at EMC Corporation, an enterprise storage systems company, from May 1999 to January 2001 and at Mercury Interactive, an IT management software and services company, from July 1997 to May 1999. Mr. Murphy holds an M.B.A. in International Management from Thunderbird School of Global Management and a B.S. in Electrical Engineering from University of Massachusetts, Amherst.

Non-Employee Directors

Edward T. Anderson. Mr. Anderson has served as a member of our board of directors since January 2020. Mr. Anderson founded two venture capital firms, North Bridge Venture Partners in May 1993, where he currently serves as a Managing Partner focusing on early-stage high-tech companies, and North Bridge Growth Equity in February 2007. Mr. Anderson currently serves on the board of directors of Lyra Therapeutics, Inc., a biotechnology company. He also serves on the board of directors of several privately-held companies. Mr. Anderson holds an M.S. from Columbia Business School and a B.F.A. from University of Denver, where he has served on the board of trustees since 2011 and currently serves as chair on its Investment Committee.

Mr. Anderson was selected to serve on our board of directors because of his extensive experience as a venture capital investor, his knowledge of technology companies and his experience as a director of public companies.

Carol W. Carpenter. Ms. Carpenter has served as a member of our board of directors since May 2021. Ms. Carpenter has been serving as Chief Marketing Officer of VMWare, Inc., a cloud computing and virtualization technology company, since June 2020. Prior to VMware, she served as Vice President, Product Marketing of Google Cloud Platform at Google, LLC, a technology company, from January 2017 to May 2020. Prior to Google Cloud, she served as Chief Executive Officer or ElasticBox Inc., a cloud computing company that has been acquired by CenturyLink, Inc., from January 2015 to December 2016. Ms. Carpenter has served on the board of directors of Dice Holdings Inc., a career website company, from June 2014 to January 2021. Ms. Carpenter holds an M.B.A. from Harvard University and a B.A. in Economics from Stanford University.

Ms. Carpenter was selected to serve on our board of directors because of her experience as an executive and director of technology companies.

Lynn M. Christensen. Ms. Christensen has served as a member of our board of directors since May 2021. Prior to joining us, she held several positions at Workday, Inc., an enterprise resource planning software company, most recently as Chief of Staff for Products and Technology from December 2018 until her retirement in July 2020 and as SVP of Products from March 2015 to November 2018. Ms. Christensen holds an M.B.A. from San Francisco State University and a B.S. in Computer Information Systems from Arizona State University.

Ms. Christensen was selected to serve on our board of directors because of her operational experience with and knowledge of technology companies.

Kevin J. Efrusy. Mr. Efrusy has served as a member of our board of directors since November 2008. Mr. Efrusy joined Accel Partners, a venture capital firm, in March 2003, where he currently serves as Partner focusing on software and consumer companies. Mr. Efrusy currently also serves on the board of directors of numerous privately-held companies. Mr. Efrusy holds an M.B.A. from Stanford Graduate School of Business, where he served on its management board from 2013 to 2019, and holds an M.S. and B.S. in Electrical Engineering and a B.A. in Economics from Stanford University.

Mr. Efrusy was selected to serve on our board of directors because of his extensive experience as a venture capital investor, his extensive experience as a director of publicly- and privately-held companies and his knowledge of technology companies.

Jeff Epstein. Mr. Epstein has served as a member of our board of directors since June 2015. Mr. Epstein is an Operating Partner at Bessemer Venture Partners, a venture capital firm, which he joined in November 2011, and a Co-Chief Executive Officer and Chief Financial Officer of Apex Technology Acquisition Corp., a blank check company formed for the purpose of mergers and acquisitions, which he joined in June 2019. Mr. Epstein was Executive Vice President and Chief Financial Officer of Oracle Corporation, an enterprise software company, from September 2008 to April 2011. Prior to joining Oracle, Mr. Epstein served as chief financial officer of several public and private companies, including DoubleClick, an Internet advertising technology company which was acquired by Google LLC, at King World Productions, a television programming company which was acquired by CBS, and at Nielsen’s Media Measurement and Information Group, a data and measurement company. Mr. Epstein has served on the board of directors of Poshmark, Inc., a social commerce marketplace company, since April 2018, on the board of directors and as lead independent director of Twilio Inc., a cloud communications company, since July 2017, on the board of directors of Shutterstock, Inc., a global provider of licensed imagery, since April 2012, and on the board of directors of Kaiser Permanente, a leading U.S. not-for-profit health care provider and health plan, since April 2013. Mr. Epstein holds a B.A. from Yale University and an M.B.A. from Stanford Graduate School of Business.

Mr. Epstein was selected to serve on our board of directors because of his experience as an executive and director of technology companies.

Alex Migon. Mr. Migon has served as a member of our board of directors since May 2020. Mr. Migon is a Managing Partner at GPI Capital, a growth equity investment firm, which he co-founded in April 2016. Prior to joining GPI Capital, Mr. Migon served as a Managing Director of Global Partnership Investing at BTG Pactual, an investment management firm, from April 2015 to May 2016. Prior to BTG Pactual, Mr. Migon served as a Portfolio Manager of Ontario Teachers’ Pension Plan, a pension fund, from August 2010 to April 2015, as a Corporate Development Consultant at George Weston Limited, a food processing and distribution business, from May 2009 to August 2010, as an Associate at Moore Capital Management LP, an investment management firm, from September 2007 to February 2008 and as an Associate at Merrill Lynch, an investment bank, from March 2004 to August 2007. Mr. Migon holds a B.Comm. in Economics and Finance from University of Toronto and is a CFA charterholder.

Mr. Migon was selected to serve on our board of directors because of his extensive experience as a growth equity investor.

Rob Rueckert. Mr. Rueckert has served as a member of our board of directors since February 2016. Mr. Rueckert has been serving as Partner at Sorenson Capital Partners, a venture capital firm, since June 2015, where he leads the firm’s growth-stage technology practice. Prior to joining Sorenson Capital, he served as Managing Director of Intel Capital, a venture capital division of Intel Corporation, from November 2001 to July 2015, where he managed and oversaw more than 25 exits from his portfolio, including four initial public offerings and multiple acquisitions by technology companies, including Google LLC, Microsoft Corporation, Oracle Corporation, Samsung Electronics Co., Ltd and Cisco Systems, Inc. Mr. Rueckert holds an M.B.A. from University of Chicago Booth School of Business and a B.S. in Information Systems from Brigham Young University.

Mr. Rueckert was selected to serve on our board of directors because of his extensive experience as a venture capital investor and his knowledge of technology companies.

David C. Scott. Mr. Scott has served as a member of our board of directors since September 2018. He founded Nebulon, Inc., a cloud-managed storage company, in May 2018, where he currently serves as Executive Chairman and serves on its board of directors. Mr. Scott has served on the board of directors of numerous privately-held companies since June 2015. Previously in his career, Mr. Scott served as Senior Vice President and General Manager of Hewlett-Packard Storage at Hewlett-Packard Company, an information technology company, from September 2010 to March 2015, and from January 2001 to September 2010, as President and Chief Executive Officer at 3PAR Inc., a data storage and IT company where Mr. Scott advised the company through its initial public offering and ultimately its acquisition by Hewlett-Packard Company in September 2010. Mr. Scott holds an Honorary Doctorate in Engineering and a B.S. in Computer Science and Mathematics with Honors from University of Bristol.

Mr. Scott was selected to serve on our board of directors because of his extensive experience as a director of publicly- and privately-held companies and his knowledge of technology companies.

Richard A. Simonson. Mr. Simonson has served as a member of our board of directors since June 2020. He has been serving on the board of directors of Electronic Arts Inc., a video gaming company, since August 2006, and several other privately-held companies. Mr. Simonson has also served as Managing Partner of Specie Mesa LLC, an investment and advisory firm that focuses on high-growth companies, since July 2018. He also served on the board of directors of Silver Spring Network, Inc., a privately-held smart grid company, from October 2009 to January 2018. Previously in his career, Mr. Simonson served as Executive Vice President and Chief Financial Officer of Sabre Corporation, a global travel and hospitality technology company, from March 2013 to July 2018, as President of Business Operations and Chief Financial Officer of Rearden Commerce, now known as Deem, Inc., a corporate travel management software company, from May 2011 to May 2012, and as General Manager, Executive Vice President and Chief Financial Officer at Nokia Corporation, a telecommunications company, from January 2004 to August 2010. Mr. Simonson holds an M.B.A. from University of Pennsylvania Wharton School of Business and a B.S. in Mining Engineering from Colorado School of Mines.

Mr. Simonson was selected to serve on our board of directors because of his significant operational experience as an executive with technology companies and his experience serving on the boards of directors of other publicly- and privately-held companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of eight directors. Pursuant to our current restated certificate of incorporation and voting agreement (as defined below), our current directors were elected as follows:

•	Mr. Cain was elected as the designee nominated by holders of our common stock;

•	Mses. Carpenter and Christensen and Messrs. Epstein, Rueckert and Scott were elected as the designees nominated by holders of our common stock and redeemable convertible preferred stock;

•	Messrs. Efrusy and Anderson were elected as the designees nominated by holders of our Series A redeemable convertible preferred stock; and

•	Messrs. Migon and Simonson were elected as the designees nominated by holders of our Series G redeemable convertible preferred stock.

Our voting agreement will terminate and the provisions of our current restated certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation or removal.

Classified Board of Directors

We intend to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2024.

Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that             ,             ,             ,             ,              and              do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the Nasdaq Global Select Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of             ,              and             , with              serving as chairperson, each of whom meets the requirements for independence under the listing standards of the Nasdaq Global Select Market and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of the Nasdaq Global Select Market. In addition, our board of directors has determined that              and              are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Global Select Market.

Compensation Committee

Our compensation committee consists of             ,              and             , with              serving as chairperson, each of whom meets the requirements for independence under the listing standards of the Nasdaq Global Select Market and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Global Select Market.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of             ,              and             , with              serving as chairperson, each of whom meets the requirements for independence under the listing standards of the Nasdaq Global Select Market and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the Nasdaq Global Select Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Our employee director, Mr. Cain, has not received any compensation for his services as a director for the year ended January 31, 2021. The compensation received by Mr. Cain as an employee is set forth in the section titled “Executive Compensation—Summary Compensation Table.”

The following table provides information regarding the compensation of our non-employee directors for service as directors for the year ended January 31, 2021:

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)(2) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Edward T. Anderson	—	—	—	—	—
Kevin J. Efrusy	—	—	—	—	—
Jeff Epstein	—	119,450	—	—	119,450
Khai Ha(3)	—	—	—	—	—
Alex Migon	—	—	—	—	—
Rob Rueckert	—	—	—	—	—
David C. Scott	—	—	—	—	—
Richard A. Simonson	—	238,900	—	—	238,900

(1)

The amounts reported in the “Option Awards” column represent the aggregate grant-date fair value of the stock options granted to our directors in fiscal 2021, calculated in accordance with ASC Topic 718, rather than the amounts paid or realized by such directors. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus.

(2)	The following table lists all outstanding equity awards held by non-employee directors as of January 31, 2021:

Name	Grant Date(a)	Number of Shares Underlying Option Awards (#)		Option Exercise Price ($)	Option Expiration Date
Edward T. Anderson	—	—		—	—
Kevin J. Efrusy	—	—		—	—
Jeff Epstein	6/23/2020	100,000	(b)	3.10	6/23/2030
	6/8/2015	304,058	(c)	2.06	6/8/2025
Khai Ha	—	—		—	—
Alex Migon	—	—		—	—
Rob Rueckert	—	—		—	—
David C. Scott	12/12/2018	304,058	(d)	2.98	12/12/2028
Richard A. Simonson	6/23/2020	200,000	(e)	3.10	6/23/2030

(a)	Each of the outstanding equity awards listed in the table above was granted pursuant to our 2018 Plan or our 2008 Plan, as applicable.
(b)

The shares underlying this stock option are immediately exercisable and vest as to 1/48th of the total shares on a monthly basis from December 1, 2019, subject to Mr. Epstein’s continued service as our director and subject to acceleration upon a change in control (as defined in the award agreement).

(c)

The shares underlying this stock option vest as to 1/48th of the total shares on a monthly basis from June 3, 2015, subject to Mr. Epstein’s continued service as our director and subject to acceleration upon a combination transaction (as defined in the award agreement).

(d)

The shares underlying this stock option vest as to 1/48th of the total shares on a monthly basis from September 20, 2018, subject to Mr. Scott’s continued service as our director and subject to acceleration upon a change in control (as defined in the award agreement).

(e)

The shares underlying this stock option are immediately exercisable and vest as to 1/48th of the total shares on a monthly basis from June 23, 2020, subject to Mr. Simonson’s continued service as our director and subject to acceleration upon a change in control (as defined in the award agreement).

(3)	Mr. Ha became a member of our board of directors in May 2020 and resigned from our board of directors in June 2020.

Directors who are affiliated with our investors, including Messrs. Anderson, Efrusy, Migon and Rueckert, do not receive compensation in respect of their service as members of our board of directors.

On May 6, 2021, each of Mses. Carpenter and Christensen received a stock option to purchase 110,000 shares of our common stock under our 2018 Plan. The shares underlying each stock option are immediately exercisable and vest as to 1/48th of the total shares on a monthly basis from May 5, 2021, subject to their respective continued service as our director and subject to acceleration upon a change in control (as defined in the respective award agreement).

Outside Director Compensation Policy

Prior to the completion of this offering, we intend to adopt an outside director compensation policy that provides for compensation payable to our non-employee directors following this offering. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors. We reimburse our non-employee directors for necessary and reasonable expenses associated with attending meetings of our board of directors or its committees.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of January 31, 2021 were:

•	Matthew M. Cain, our President and Chief Executive Officer and Director;

•	Margaret Chow, our Senior Vice President, Chief Legal Officer and Corporate Secretary; and

•	Denis Murphy, our Senior Vice President, Chief Revenue Officer.

Summary Compensation Table

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers for the year ended January 31, 2021:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Matthew M. Cain	2021	400,000	—	895,875	220,000	1,500	1,517,375
President and Chief Executive Officer

Margaret Chow(4)	2021	275,000	25,000	489,745	85,836	3,000	878,581
Senior Vice President, Chief Legal Officer and Corporate Secretary

Denis Murphy	2021	270,000	—	—	297,000	1,533	568,533
Senior Vice President and Chief Revenue Officer

(1)

The amounts reported in the “Option Awards” column represent the aggregate grant-date fair value of the stock options granted to our named executive officers in fiscal 2021, calculated in accordance with ASC Topic 718, rather than the amounts paid or realized by such named executive officers. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus.

(2)

The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent the annual cash bonuses that was earned by each named executive officer in fiscal 2021 under our executive bonus plan. See the section titled “—Non-Equity Incentive Plan Awards” for additional information on our executive bonus plan.

(3)	The amounts reported in the “All Other Compensation” column represent matching contributions made to our named executive officers’ accounts under our 401(k) plan in fiscal 2021.
(4)

Ms. Chow commenced employment with us in March 2020. The amount reported in the “Salary” column is pro-rated for the period of time Ms. Chow was employed with us during fiscal 2021, and the amount reported in the “Bonus” column represents a sign-on bonus paid to Ms. Chow in connection with her commencement of employment with us.

Outstanding Equity Awards at Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of January 31, 2021:

	Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Matthew M. Cain	6/23/2020	—	(2)	750,000	3.10	6/23/2030
President and Chief Executive Officer	6/13/2019	95,833	(3)	104,167	2.99	6/13/2029
	4/2/2018	109,375	(4)	40,625	2.98	4/2/2028
	4/24/2017	2,857,974	(5)	190,532	2.19	4/24/2027

Margaret Chow	6/23/2020	—	(6)	410,000	3.10	6/23/2030
Senior Vice President, Chief Legal Officer and Corporate Secretary

Denis Murphy	9/18/2019	376,041	(7)	573,959	3.02	9/18/2029
Senior Vice President and Chief Revenue Officer

(1)	Each of the outstanding equity awards listed in the table above was granted pursuant to our 2018 Plan or our 2008 Plan, as applicable.
(2)

The shares underlying this stock option vest as to 1/4th of the total shares on the one-year anniversary of February 1, 2020 and as to 1/48th of the total shares on a monthly basis thereafter, subject to Mr. Cain’s continued employment with us and subject to acceleration upon a qualifying termination in connection with a change in control (as defined in the award agreement).

(3)

The shares underlying this stock option vest as to 1/4th of the total shares on the one-year anniversary of February 1, 2019 and as to 1/48th of the total shares on a monthly basis thereafter, subject to Mr. Cain’s continued employment with us and subject to acceleration upon a qualifying termination in connection with a change in control (as defined in the award agreement).

(4)

The shares underlying this stock option vest as to 1/4th of the total shares on the one-year anniversary of February 1, 2018 and as to 1/48th of the total shares on a monthly basis thereafter, subject to Mr. Cain’s continued employment with us and subject to acceleration upon a qualifying termination in connection with a change in control (as defined in the award agreement).

(5)

The shares underlying this stock option vest as to 1/4th of the total shares on the one-year anniversary of April 1, 2017 and as to 1/48th of the total shares on a monthly basis thereafter, subject to Mr. Cain’s continued employment with us and subject to acceleration upon a qualifying termination in connection with a change in control (as defined in the award agreement).

(6)

The shares underlying this stock option vest as to 1/4th of the total shares on the one-year anniversary of March 2, 2020 and as to 1/48th of the total shares on a monthly basis thereafter, subject to Ms. Chow’s continued employment with us and subject to acceleration upon a qualifying termination in connection with a change in control (as defined in the award agreement).

(7)

The shares underlying this stock option vest as to 1/4th of the total shares on the one-year anniversary of June 17, 2019 and as to 1/48th of the total shares on a monthly basis thereafter, subject to Mr. Murphy’s continued employment with us and subject to acceleration upon a qualifying termination in connection with a change in control (as defined in the award agreement).

Non-Equity Incentive Plan Awards

Each of our executive officers is eligible for an annual bonus under our non-equity incentive plan and has an established target bonus amount as set forth in the section titled “Executive Compensation—Employment Arrangements with Our Named Executive Officers.” For fiscal 2021, our board of directors determined each eligible named executive officer’s actual bonus based upon an assessment of achievement of corporate goals, which included certain financial metrics. Amounts payable for fiscal 2021 represent applicable achievement at 110% of target for fiscal 2021.

Employment Arrangements with Our Named Executive Officers

Matthew M. Cain

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Mr. Cain, our President and Chief Executive Officer. Mr. Cain’s current annual base salary is $450,000, and he is eligible for an annual target cash incentive payment equal to $337,500 assuming the successful completion of this offering.

Margaret Chow

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Ms. Chow, our Senior Vice President, Chief Legal Officer and Corporate Secretary. Ms. Chow’s current annual base salary is $320,000, and she is eligible for an annual target cash incentive payment equal to $130,000 assuming the successful completion of this offering.

Denis Murphy

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Mr. Murphy, our Senior Vice President and Chief Revenue Officer. Mr. Murphy’s current annual base salary is $300,000, and he is eligible for an annual target cash incentive payment equal to $300,000 assuming the successful completion of this offering.

Potential Payments upon Termination or Change in Control

Prior to the completion of this offering, we expect that our board of directors will approve a Change in Control and Severance Policy, or Severance Policy, pursuant to which our named executive officers and certain other key employees will be eligible to receive severance benefits, as specified in and subject to the executive or employee signing a participation agreement under our Severance Policy. We expect that each of our named executive officers will be eligible to participate in our Severance Policy.

Employee Benefit and Stock Plans

Executive Incentive Compensation Plan

Prior to the completion of this offering, we expect our board of directors to adopt an Executive Incentive Compensation Plan, or Incentive Compensation Plan. Our Incentive Compensation Plan will allow our compensation committee to provide cash incentive awards to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee. Pursuant to our Incentive Compensation Plan, our compensation committee, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Under our Incentive Compensation Plan, our compensation committee will determine the performance goals applicable to any award, which goals may include, without limitation, attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes and net taxes), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

We expect our compensation committee will administer our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan will have the authority to, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, at the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum only after they are earned, which usually requires continued employment through the date the actual award is paid. The compensation committee will reserve the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, as the compensation committee determines. Payment of awards will occur as soon as administratively practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.

Our board of directors and our compensation committee will have the authority to amend, alter, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

2021 Equity Incentive Plan (2021 Plan)

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 Plan. Our 2021 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2021 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our future parent or subsidiary corporations’ employees and consultants.

Authorized Shares. A total of              shares of our common stock are reserved for issuance pursuant to our 2021 Plan. In addition, the shares reserved for issuance under our 2021 Plan will also include shares of our common stock subject to awards granted under our 2018 Plan or our 2008 Plan that, after the termination of our 2018 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to our 2021 Plan from our 2008 Plan and 2018 Plan is              shares). The number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the lesser of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

The automatic share increase will lapse following the increase of the first day of             .

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2021 Plan (unless our 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under our 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under our 2021 Plan (unless our 2021 Plan has terminated). Shares that have actually been issued under our 2021 Plan will not be returned to our 2021 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by or forfeited to us, such shares will become available for future grant under our 2021 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under our 2021 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2021 Plan. The compensation committee of our board of directors is expected to initially administer our 2021 Plan. In addition, if we determine it is desirable to qualify transactions under our 2021 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2021 Plan, the administrator has the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering our 2021 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under our 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2021 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2021 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no stock option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price or different terms, awards of a different type or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants.

Stock Options. Stock options may be granted under our 2021 Plan. The exercise price of stock options granted under our 2021 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of a stock option may not exceed 10 years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of a stock option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock option for the period of time stated in his or her stock option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock option will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock option will remain exercisable for three months following the termination of service. A stock option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of stock options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2021 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2021 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2021 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares or in some combination thereof.

Outside Directors. All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2021 Plan provides that in any given fiscal year, an outside director will not be granted equity awards and any other compensation (including without limitation any cash retainers or fees) with an aggregate value greater than $             (increased to $             in the fiscal year of his or her initial service as an outside director), with the value of each equity award based on its grant-date fair value as determined according to GAAP for purposes of this limit. Any cash compensation paid or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Plan or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2021 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2021 Plan provides that in the event of a merger or change in control, as defined under our 2021 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding stock options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If a stock option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such stock option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the stock option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding stock options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments or benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award or shares issued under the award, any amounts paid under the award and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; Termination. The administrator has the authority to amend, alter, suspend or terminate our 2021 Plan, provided such action does not materially impair the rights of any participant. Our 2021 Plan continues unless we terminate it. No incentive stock options may be granted after the 10-year anniversary of the date of the 2021 Plan was adopted.

2018 Equity Incentive Plan (2018 Plan)

Our 2018 Plan was originally adopted by our board of directors and approved by our stockholders in October 2018. Our 2018 Plan was most recently amended in April 2020 and approved by stockholders in May 2020.

Our 2018 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees, officers, directors and consultants of ours and any parent or subsidiary of ours. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2018 Plan will be terminated and we will not grant any additional awards under our 2018 Plan thereafter. However, our 2018 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2018 Plan.

As of             , 2021, stock options covering              shares of our common stock were outstanding under our 2018 Plan.

Plan Administration. Our 2018 Plan is administered by our board of directors or one or more committees appointed by our board of directors, or the administrator. The administrator has full power to implement and carry out our 2018 Plan, including the authority to construe and interpret the terms of our 2018 Plan and the awards granted under our 2018 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to authorize issuance of new awards in exchange for the surrender and cancellation of outstanding awards under our 2018 Plan, to buy previously granted awards with payment in cash, shares of our common stock or other consideration, and to reduce the exercise price of outstanding stock options or effect repricing through cancellation of outstanding stock options and by granting new awards in replacement of the cancelled stock options. The administrator’s powers also include the power to prescribe, amend, expand and rescind rules and regulations relating to our 2018 Plan, to modify or amend each award and to make all other determinations with respect to our 2018 Plan, subject to the limitations provided in our 2018 Plan.

Eligibility. Employees, officers, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options. Stock options have been granted under our 2018 Plan. Subject to the provisions of our 2018 Plan, the administrator determines the term of a stock option, the number of shares subject to a stock option and the time period in which a stock option may be exercised.

The term of a stock option is stated in the applicable award agreement, but the term of a stock option may not exceed 10 years from the grant date. The administrator determines the exercise price of stock options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the stock option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such stock options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of a stock option, and the permissible methods are generally set forth in the applicable award agreement. If a participant ceases to provide services to us or any subsidiary or parent of ours, as applicable, that participant may exercise the vested portion of his or her stock option for the period of time stated in the applicable award agreement. Vested stock options generally will remain exercisable for three months or such other period of time as set forth in the applicable award agreement if a participant ceases to provide services for a reason other than death, disability or termination for cause. If a participant’s service ceases due to death or disability, or if a participant dies within three months after termination other than for cause, vested stock options generally will remain exercisable for twelve months from the date of termination (or such other period as set forth in the applicable award agreement). If a participant’s service ceases due to termination for cause, the vested shares subject to his or her stock options may be exercised and the stock options will expire on the date of termination, or at a later time as determined by the administrator. In no event will a stock option remain exercisable beyond its original term. If a participant does not exercise his or her stock option within the time specified in the award agreement, the stock option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for a stock option.

Non-transferability of Awards. Unless determined otherwise by the administrator, awards may not be transferred in any manner other than by will or by the laws of descent and distribution, and with respect to non-statutory stock options, by instrument to an inter vivos or testamentary trust or by gift to immediate family. In addition, during an applicable participant’s lifetime, only that participant may exercise their award.

Certain Adjustments. If as a result of any stock dividend, reorganization, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure, outstanding shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of ours, or additional shares or new or different shares or other securities of ours or other non-cash assets are distributed with respect to such shares or other securities, in each case, without receipt of consideration by us, or, if, as a result of any merger or consolidation, or sale of all or substantially all of our assets, the outstanding shares are converted into or exchanged for other securities of ours or any successor entity (or a parent or subsidiary thereof), then the number of shares reserved for issuance under our 2018 Plan, the exercise prices and number of shares subject to outstanding stock options, the purchase price and number of shares subject to other outstanding awards and the number and kind of shares or other securities subject to any outstanding awards, will be proportionately adjusted, subject to any required action by our board of directors or our stockholders.

Corporate Transactions. In the event of (i) our dissolution or liquidation, (ii) a “combination transaction” (as defined in our 2018 Plan), in which our voting securities that are outstanding immediately prior to the consummation of such combination transaction (other than any such securities that are held by an acquiring stockholder) do not represent, or are not converted into, securities of the surviving corporation of such combination transaction (or its parent) that, immediately after the consummation of such combination transaction, together possess at least 50% of the total voting power of all securities of such surviving corporation (or its parent) that are outstanding immediately after the consummation of such combination transaction, including securities of such surviving corporation (or its parent) that are held by an acquiring stockholder or (iii) a sale of all or substantially all of our assets, that is followed by the distribution of the proceeds to our stockholders, (each of the foregoing, a corporate transaction), outstanding awards under our 2018 Plan may be treated as follows, subject to any greater rights provided for in an applicable award agreement: (1) any or all outstanding awards may be assumed, converted or replaced by the successor or acquiring corporation, (2) the successor or acquiring corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to our stockholders or (3) the successor or acquiring corporation may substitute by issuing substantially similar shares or other property subject to repurchase restrictions and other provisions no less favorable to the participant than those which applied to such outstanding shares immediately prior to such corporate transaction.

If the successor or acquiring corporation does not assume, convert, replace or substitute awards, as provided above, then outstanding awards will expire on such corporate transaction at such time and on such conditions as our board of directors determines.

Amendment and Termination. Our board of directors may, at any time, terminate or amend our 2018 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2018 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2018 Plan. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2018 Plan will be terminated and we will not grant any additional awards under our 2018 Plan thereafter.

2008 Equity Incentive Plan (2008 Plan)

Our 2008 Plan was originally adopted by our board of directors and approved by our stockholders in October 2008. Our 2008 Plan was most recently amended in March 2018 and approved by stockholders in July 2018.

Our 2008 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options and restricted stock awards (each, an “award” and the recipient of such award, a “participant”) to eligible employees, officers, directors and consultants of ours and any parent or subsidiary of ours. Our 2008 Plan was terminated in connection with the adoption of our 2018 Plan and we have not granted any additional awards under our 2008 Plan thereafter. However, our 2008 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2008 Plan.

As of             , 2021, stock options covering              shares of our common stock were outstanding under our 2008 Plan.

Plan Administration. Our 2008 Plan is administered by our board of directors or one or more committees appointed by our board of directors, or the administrator. The administrator has full power to implement and carry out our 2008 Plan, including the authority to construe and interpret the terms of our 2008 Plan and the awards granted under our 2008 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to buy previously granted award with payment in cash, shares of our common stock or other consideration. The administrator’s powers also include the power to prescribe, amend, expand and rescind rules and regulations relating to our 2008 Plan, to modify or amend each award and to make all other determinations with respect to our 2008 Plan, subject to the limitations provided in our 2008 Plan.

Eligibility. Employees, officers, directors and consultants of ours or our parent or subsidiary companies were eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. Only our employees or employees of our parent or subsidiary companies were eligible to receive incentive stock options.

Stock Options. Stock options have been granted under our 2008 Plan. Subject to the provisions of our 2008 Plan, the administrator determined the term of a stock option, the number of shares subject to a stock option and the time period in which a stock option may be exercised.

The term of a stock option is stated in the applicable award agreement, but the term of a stock option may not exceed 10 years from the grant date. The administrator determined the exercise price of stock options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the stock option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such stock options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of a stock option, and the permissible methods are generally set forth in the applicable award agreement. If a participant ceases to provide services to us or any subsidiary or parent of ours, as applicable, that participant may exercise the vested portion of his or her stock option for the period of time stated in the applicable award agreement. Vested stock options generally will remain exercisable for three months or such other period of time (not less than 30 days and not longer than five years) as set forth in the applicable award agreement if a participant ceases to provide services for a reason other than death, disability or termination for cause. If a participant’s service ceases due to death or disability, or if a participant dies within three months after termination other than for cause, vested stock options generally will remain exercisable for twelve months from the date of termination (or such other period as set forth in the applicable award agreement not less than six months and not longer than five years). If a participant’s service ceases due to termination for cause, the vested shares subject to his or her stock options may be exercised and the stock options will expire on the date of termination, or at a later time as determined by the administrator.

In no event will a stock option remain exercisable beyond its original term. If a participant does not exercise his or her stock option within the time specified in the award agreement, the stock option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for a stock option.

Non-transferability of Awards. Unless determined otherwise by the administrator, awards may not be transferred in any manner other than by will or by the laws of descent and distribution, and with respect to non-statutory stock options, by instrument to an inter vivos or testamentary trust or by gift to immediate family. In addition, during an applicable participant’s lifetime, only that participant may exercise their award.

Certain Adjustments. In the event that the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then the exercise prices and number of shares subject to outstanding stock options will be proportionately adjusted, subject to any required action by our board of directors or our stockholders.

Corporate Transactions. In the event of (i) our dissolution or liquidation, (ii) a “combination transaction” (as defined in our 2008 Plan), in which our voting securities that are outstanding immediately prior to the consummation of such combination transaction (other than any such securities that are held by an acquiring stockholder) do not represent, or are not converted into, securities of the surviving corporation of such combination transaction (or its parent) that, immediately after the consummation of such combination transaction, together possess at least 50% of the total voting power of all securities of such surviving corporation (or its parent) that are outstanding immediately after the consummation of such combination transaction, including securities of such surviving corporation (or its parent) that are held by an acquiring stockholder or (iii) a sale of all or substantially all of our assets, that is followed by the distribution of the proceeds to our stockholders, (each of the foregoing, a corporate transaction), outstanding awards under our 2008 Plan may be treated as follows, subject to any greater rights provided for in an applicable award agreement: (1) any or all outstanding awards may be assumed, converted or replaced by the successor or acquiring corporation, (2) the successor or acquiring corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to our stockholders or (3) the successor or acquiring corporation may substitute by issuing substantially similar shares or other property subject to repurchase restrictions and other provisions no less favorable to the participant than those which applied to such outstanding shares immediately prior to such corporate transaction.

If the successor or acquiring corporation does not assume, convert, replace or substitute awards, as provided above, then outstanding awards will expire on such corporate transaction at such time and on such conditions as our board of directors determines.

Amendment and Termination. Our board of directors may, at any time, amend our 2008 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2008 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2008 Plan. As noted above, our 2008 Plan was terminated in connection with the adoption of our 2018 Plan and we will not grant any additional awards under our 2008 Plan.

2021 Employee Stock Purchase Plan (ESPP)

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our ESPP. Our ESPP will be effective one business day immediately before the effective date of the registration statement of which this prospectus forms a part.

Authorized Shares. The maximum number of shares of our common stock that will be available for issuance under our ESPP will be equal to shares              of our common stock will. In addition, our ESPP will provide for annual increases in the number of shares of our common stock available for issuance under our ESPP on the first day of each of our fiscal years beginning with our fiscal year 2022, in an amount equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares issuable under our ESPP will be authorized, but unissued, or reacquired shares of our common stock.

ESPP Administration. We expect that the compensation committee of our board of directors will administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of our ESPP, delegate ministerial duties to any of our employees, designate separate offerings under our ESPP, designate our subsidiaries as participating in our ESPP, determine eligibility, adjudicate all disputed claims filed under our ESPP and establish procedures that it deems necessary or advisable for the administration of our ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in our ESPP by employees who are non-U.S. nationals or employed outside the U.S. The administrator’s findings, decisions and determinations will be final and binding on all participants to the maximum extent permitted by law.

Eligibility. Generally, any of our employees will be eligible to participate in our ESPP if they are customarily employed by us or any of our participating subsidiaries for at least              hours per week and more than              months in any calendar year. The administrator, in its discretion, before an enrollment date for all stock options granted on such enrollment date in an offering, may determine that an employee who (1) has not completed at least              years of service (or a lesser period of time determined by the administrator) since the employee’s last hire date, (2) customarily works not more than              hours per week (or a lesser period of time determined by the administrator), (3) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (4) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or who is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in an offering. However, an employee may not be granted a stock option to purchase stock under our ESPP if the employee (1) immediately after the grant, would own stock or hold outstanding stock options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of our (or any of our parent’s or subsidiary’s) capital stock or (2) holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Offering Periods. Our ESPP will include a component, or the 423 Component, that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, and a component that does not comply with Section 423 of the Code, or the Non-423 Component. For purposes of this summary, a reference to our ESPP generally will mean the terms and operations of the 423 Component. Our ESPP will provide for offering periods, which will begin and end on such dates as may be determined by the administrator in its discretion, in each case on a uniform and nondiscriminatory basis, and may contain one or more purchase periods. The administrator may change the duration of offering periods (including commencement dates) with respect to future offerings so long as such change is announced prior to the scheduled beginning of the first offering period affected. No offering period may last more than 27 months.

Contributions. Our ESPP will permit participants to purchase shares of our common stock through payroll deductions of up                     % of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for overtime and shift premium, incentive compensation, bonuses, commissions, equity compensation and other similar compensation.

Exercise of Purchase Right. Amounts deducted and accumulated by a participant under our ESPP will be used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be                     % of the lower of (1) the fair market value of a share of our common stock on the first trading day of the offering period and (2) the fair market value of a share of our common stock on the exercise date. A participant will be permitted to purchase a maximum of shares during each offering period.

Non-Transferability. A participant may not transfer the contributions credited to his or her ESPP account or rights granted under our ESPP, other than by will or the laws of descent and distribution.

Certain Adjustments. Our ESPP will provide that if any dividend or other distribution (whether in the form of cash, our common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of our common stock or other securities of ours, or other change in our corporate structure affecting our common stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator will make adjustments to the number and class of shares that may be delivered under our ESPP or the purchase price per share and number of shares covered by each stock option granted under our ESPP that has not yet been exercised, and the numerical share limits under our ESPP. In the event of our proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

Merger or Change in Control. In the event of our merger or change in control, as defined in our ESPP, a successor corporation may assume or substitute for each outstanding stock option. If the successor corporation does not assume or substitute for the stock options, the offering period then in progress will be shortened, and a new exercise date will be set to occur before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s stock option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment and Termination. The administrator will have the authority to modify, amend, suspend or terminate our ESPP except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP will terminate automatically 20 years after the later of the date of our ESPP’s adoption by our board of directors or the business day immediately prior to the effective date of our registration statement of which this prospectus forms a part, unless we terminate it earlier.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Our 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. All of a participant’s contributions into the 401(k) plan are 100% vested when contributed. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. We are permitted to make discretionary matching contributions under our 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since February 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series G Redeemable Convertible Preferred Stock Financing

In May 2020, we sold an aggregate of 17,920,837 shares of our Series G redeemable convertible preferred stock to 19 accredited investors at a purchase price of $5.85910 per share, for an aggregate purchase price of $104,999,976. The following table summarizes purchases of our Series G redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series G Redeemable Convertible Preferred Stock	Total Purchase Price
GPI Capital Gemini HoldCo LP	10,240,480	$59,999,996
SCP Couchbase Acquisition LLC	2,560,120	14,999,999
Entities affiliated with Accel(1)	1,706,746	9,999,995
Entities affiliated with North Bridge(2)	1,706,746	9,999,995
Entities affiliated with Adams Street(3)	853,373	4,999,998
Mayfield XIII, a Cayman Islands Exempted Limited Partnership	170,674	999,996

(1)

Shares purchased by Accel Growth Fund II L.P., Accel Growth Fund II Strategic Partners L.P., Accel Growth Fund Investors 2013 L.L.C., Accel Investors 2008 L.L.C., Accel X L.P. and Accel X Strategic Partners L.P. Entities affiliated with Accel currently hold more than 5% of our outstanding capital stock.

(2)	Shares purchased by North Bridge Venture Partners 7, L.P. and North Bridge Venture Partners VI, L.P. Entities affiliated with North Bridge currently hold more than 5% of our outstanding capital stock.
(3)

Shares purchased by Adams Street 2009 Direct Fund L.P., Adams Street 2010 Direct Fund L.P., Adams Street 2011 Direct Fund LP, Adams Street 2012 Direct Fund LP and Adams Street 2013 Direct Fund LP. Entities affiliated with Adams Street currently hold more than 5% of our outstanding capital stock.

Investors’ Rights Agreement

We are party to our IRA, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Accel, Adams Street, Glynn, GPI Capital, Mayfield, North Bridge and SCP have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Kevin J. Efrusy, a member of our board of directors, is affiliated with Accel. Alex Migon, a member of our board of directors, is affiliated with GPI Capital. Edward T. Anderson, a member of our board of directors, is affiliated with North Bridge. Rob Rueckert, a member of our board of directors, is affiliated with SCP. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal Agreement

Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement, dated as of May 19, 2020, as may be amended from time to time, or right of first refusal agreement, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Matthew M. Cain, our President and Chief Executive Officer and a member of our board of directors, Gregory Henry, our Senior Vice President and Chief Financial Officer, and Denis Murphy, our Senior Vice President and Chief Revenue Officer, are party to the right of first refusal agreement. Kevin J. Efrusy, a member of our board of directors, is affiliated with Accel. Alex Migon, a member of our board of directors, is affiliated with GPI Capital. Edward T. Anderson, a member of our board of directors, is affiliated with North Bridge. Rob Rueckert, a member of our board of directors, is affiliated with SCP.

Voting Agreement

We are party to an amended and restated voting agreement, dated as of May 19, 2020, as may be amended from time to time, or voting agreement, under which certain holders of our capital stock, including entities affiliated with affiliated with Accel, Adams Street, Glynn, GPI Capital, Mayfield, North Bridge and SCP, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon the completion of this offering, our voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Matthew M. Cain, our President and Chief Executive Officer and a member of our board of directors, Gregory Henry, our Senior Vice President and Chief Financial Officer, and Denis Murphy, our Senior Vice President and Chief Revenue Officer, are party to our voting agreement. Kevin J. Efrusy, a member of our board of directors, is affiliated with Accel. Alex Migon, a member of our board of directors, is affiliated with GPI Capital. Edward T. Anderson, a member of our board of directors, is affiliated with North Bridge. Rob Rueckert, a member of our board of directors, is affiliated with SCP.

Other Transactions

We have granted stock options to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at Year-End” and “Management—Non-Employee Director Compensation” for a description of these stock options.

We intend to enter into change in control severance agreements with certain of our executive officers that, among other things, provides for certain severance and change in control benefits. See the section titled “Executive Compensation—Potential Payments upon Termination or Change in Control” for additional information.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since February 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon the completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon the completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of             , and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on              shares of our common stock outstanding as of             , which includes              shares of redeemable convertible preferred stock that will automatically convert into shares of common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation. We have based our calculation of the percentage of beneficial ownership after this offering on              shares of our common stock issued by us in our initial public offering and              shares of common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional              shares of our common stock from us in full. We have deemed shares of our common stock subject to stock options or warrants that are currently exercisable or exercisable within 60 days of              to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Couchbase, Inc., 3250 Olcott Street, Santa Clara, California 95054.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before the Offering		After the Offering
Named Executive Officers and Directors:
Matthew M. Cain(1)			%		%
Margaret Chow(2)			%		%
Denis Murphy(3)			%		%
Edward T. Anderson			%		%
Carol W. Carpenter(4)			%		%
Lynn M. Christensen(5)			%		%
Kevin J. Efrusy			%		%
Jeff Epstein(6)			%		%
Alex Migon			%		%
Rob Rueckert			%		%
David C. Scott(7)			%		%
Richard A. Simonson(8)			%		%
All executive officers and directors as a group (13 persons)(9)			%		%

5% Stockholders:
GPI Capital Gemini HoldCo LP(10)			%		%
SCP Couchbase Acquisition L.L.C.(11)			%		%
Entities affiliated with Accel(12)			%		%
Entities affiliated with North Bridge(13)			%		%
Entities affiliated with Adams Street(14)			%		%
Mayfield XIII, a Cayman Islands Exempted Limited Partnership(15)			%		%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Consists of shares held of record by Mr. Cain and shares subject to stock options exercisable within 60 days of .
(2)	Consists of shares subject to stock options held by Ms. Chow exercisable within 60 days of .
(3)	Consists of shares subject to stock options held by Mr. Murphy exercisable within 60 days of .
(4)	Consists of shares subject to stock options held by Ms. Carpenter exercisable within 60 days of .
(5)	Consists of shares subject to stock options held by Ms. Christensen exercisable within 60 days of .
(6)	Consists of shares subject to stock options held by Mr. Epstein exercisable within 60 days of .
(7)	Consists of shares subject to stock options held by Mr. Scott exercisable within 60 days of .
(8)	Consists of shares subject to stock options held by Mr. Simonson exercisable within 60 days of .
(9)	Consists of shares beneficially owned by our executive officers and directors and shares subject to stock options held by our executive officers and directors exercisable within 60 days of .
(10)

Consists of              shares held of record by GPI Capital Gemini HoldCo LP, or GPI. GPI Capital LLC is the sole member of GPI GP Limited, which is the general partner of GPI GP LP, which is the general partner of GPI. Mr. Migon is a member of our board of directors and Mr. Migon, William T. Royan and Khai Ha are Managing Partners and members of the Investment Committee of GPI Capital, LLC and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by GPI. Mr. Migon, Mr. Royan and Mr. Ha disclaim beneficial ownership of such shares. The address for GPI is 1345 Avenue of the Americas, 32nd Floor, New York, New York 10105.

(11)

Consists of              shares held of record by SCP Couchbase Acquisition L.L.C. Rob Reuckert is a member of our board of directors and the General Partner of SCP Couchbase Acquisition, L.L.C., which is controlled by Sorenson Capital Partners. The address for the Sorenson entity listed above is 3400 Ashton Boulevard, #400, Lehi, Utah 84043.

(12)

Consists of              shares held of record by Accel Growth Fund II L.P.,              shares held of record by Accel Growth Fund II Strategic Partners L.P.,              shares held of record by Accel Growth Fund Investors 2013 L.L.C.,              shares held of record by Accel Investors 2008 LLC,              shares held of record by Accel X L.P. and              shares held of record by Accel X Strategic Partners L.P. Accel X Associates L.L.C., or A10A, is the General Partner of both Accel X L.P. and Accel X Strategic Partners L.P., and has the sole voting and investment power. Andrew G. Braccia, Kevin J. Efrusy, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock and Richard P. Wong are the Managing Members of A10A and share such powers. Kevin J. Efrusy and Tracy L. Sedlock are the Managing Members of Accel Investors 2008 L.L.C., and therefore share the voting and investment powers. Accel Growth Fund II Associates L.L.C., or AGF2A, is the General Partner of both Accel Growth Fund II L.P. and Accel Growth Fund II Strategic Partners L.P., and has the sole voting and investment power. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney and Richard P. Wong are the

Managing Members of AGF2A and share such powers. Andrew G. Braccia, Kevin J. Efrusy, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney and Richard P. Wong are the Managing Members of Accel Growth Fund Investors 2013 L.L.C., and therefore share the voting and investment powers. Each general partner or manager disclaims beneficial ownership except to the extent of their pecuniary interest therein. The address for all Accel entities listed above is 500 University Avenue, Palo Alto, California 94301.

(13)

Consists of              shares held of record by North Bridge Venture Partners VI, L.P., or NBVP VI, and              shares held of record by North Bridge Venture Partners 7, L.P., or NBVP 7. North Bridge Venture Management VI, L.P., or NBVM VI, is the sole general partner of NBVP VI. North Bridge Venture Management 7, L.P., or NBVM 7, is the sole general partner of NBVP 7. NBVM GP, LLC, or NBVM GP, is the sole general partner of each of NBVM VI and NBVM 7. Each of Edward T. Anderson, a member of our board of directors, and Richard A. D’Amore are the managers of NBVM GP and may be deemed to have shared voting and dispositive power over the shares held by each of NBVP VI and NBVP 7. The address for all North Bridge entities is 60 William Street, Suite 350, Wellesley, Massachusetts 02481.

(14)

Consists of              shares held of record by Adams Street 2009 Direct Fund, L.P., or AS 2009,              shares held of record by Adams Street 2010 Direct Fund, L.P., or AS 2010,              shares held of record by Adams Street 2011 Direct Fund LP, or AS 2011,              shares held of record by Adams Street 2012 Direct Fund LP, or AS 2012 and              shares held of record by Adams Street 2013 Direct Fund LP, or AS 2013 (collectively, the Shares). The shares owned by AS 2009, AS 2010, AS 2011, AS 2012 and AS 2013 may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of AS 2009 and AS 2010 and the managing member of the general partner of the general partner of AS 2011, AS 2012 and AS 2013. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin P. Murray and Fred Wang, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof) may be deemed to have shared voting and investment power over the Shares. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin P. Murray and Fred Wang disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein. The address for all Adams Street entities is c/o One North Wacker Drive, Suite 2200, Chicago, Illinois 60606.

(15)

Consists of              shares held of record by Mayfield XIII, a Cayman Islands Exempted Limited Partnership, or MF XIII. Mayfield XIII Management (UGP), Ltd., a Cayman Islands Exempted Company, or MF XIII UGP, is the general partner of Mayfield XIII Management (EGP), L.P., a Cayman Islands Exempted Limited Partnership, which is the general partner of MF XIII. Rajeev Batra, Navin Chaddha and Vaneeta Varma are the directors of MF XIII UGP. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the shares owned by MF XIII, but each of the individuals disclaims such beneficial ownership. The address for each of these entities is c/o Mayfield, 2484 Sand Hill Road, Menlo Park, California 94025.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and IRA, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of              shares of capital stock, $0.00001 par value per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, which will occur immediately prior to the completion of this offering, as of             , there were              shares of our common stock outstanding, held by              stockholders of record, and no shares of our preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the Nasdaq Global Select Market, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our redeemable convertible preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of             , we had outstanding stock options to purchase an aggregate of              shares of our common stock, with a weighted-average exercise price of approximately $             per share, under our 2018 Plan.

As of             , we had outstanding stock options to purchase an aggregate of              shares of our common stock, with a weighted-average exercise price of approximately $             per share, under our 2008 Plan.

Common Stock Warrants

As of             , we had outstanding common stock warrants to purchase              shares of our common stock, with an exercise price of $             per share.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We and certain holders of our redeemable convertible preferred stock are parties to our IRA. The registration rights set forth in our IRA will expire (i) five years following the completion of this offering, (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period or (iii) upon the closing of a deemed liquidation event (as defined in our current restated certificate of incorporation). We will pay the registration expenses (other than underwriting or brokering (as applicable) discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriters, if any, have the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under our IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of us and the underwriters for a period of              days after the date of this prospectus, subject to certain terms and conditions. See the sections titled “Shares Eligible for Future Sale—Lock-Up and Market Standoff Agreements” and “Underwriting” for additional information.

Demand Registration Rights

After the completion of this offering, the holders of up to              shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this offering, the holders of a majority of the shares then outstanding can request that we register the offer and sale of their shares. Such requests for registration must (i) cover securities that represent at least 30% of the shares then outstanding or (ii) cover securities, the anticipated aggregate public offering price of which, excluding payment of underwriting discounts and commissions, is at least $5,000,000. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to              shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration or a Form S-3 registration, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act or (iii) a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, holders of up to              shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of these shares then outstanding may make a written request we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities and anticipated aggregate public offering price of which, excluding payment of underwriting or brokering discounts and commissions, is at least $2,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors.”

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Amendment of Charter and Bylaws Provisions

Amendments to our amended and restated certificate of incorporation will require the approval of the holders of at least             % of our then outstanding capital stock. Our amended and restated bylaws will provide that the approval of stockholders holding at least             % of our then outstanding capital stock is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. This exclusive forum provision will not apply to any causes of action arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent and registrar’s address is             .

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We intend to apply for the listing of our common stock on the Nasdaq Global Select Market under the symbol “BASE”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of             , we will have a total of              shares of our common stock outstanding. Of these outstanding shares, all              shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning              days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below)              additional shares will become eligible for sale in the public market, of which              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of              for a period of              days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

Our directors, our executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of              days after the date of this prospectus, may not, without the prior written

consent of             , (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

In addition, our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to              shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our common stock subject to stock options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to “non-U.S. holders” (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, which may result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	pension plans or tax-exempt retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships or other entities or arrangements treated as partnerships, that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the ownership and disposition of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the ownership and disposition of our common stock arising under the U.S. federal gift or estate tax laws or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are any holder that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or U.S. persons, who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale or other disposition of property as described below under “—Gain on Disposition of Our Common Stock.”

Except as otherwise described below in the paragraph on effectively connected income and the sections titled “—Backup Withholding and Information Reporting” and “—FATCA,” any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. If the applicable withholding agent applies over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

In order to receive a reduced treaty rate, you must provide the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. In addition, you will be required to update such forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax, subject to the discussions below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. In addition, you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are includable on your U.S. federal income tax return and taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Except as otherwise described below in the sections titled “—Backup Withholding and Information Reporting,” and “—FATCA,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other disposition occurs and other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our common stock at any time during the foregoing period.

In general, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe, and this discussion assumes, that we currently are not, and will not become, a USRPHC for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC at some point in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty between the United States and your country of residence. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a 30% tax (or such lower rate specified by an applicable income tax treaty between the United States and your country of residence) on the gain derived from the sale or other disposition of our stock, which gain may be offset by certain U.S. source capital losses (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax treaty or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, the applicable withholding agent must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the sale or other disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Information reporting and backup withholding generally will apply to the proceeds of a sale or other disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of the proceeds from a sale or other disposition of our stock to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, sales or other dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to sales or other dispositions effected through a U.S. office of a broker. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding generally will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, or collectively, FATCA, generally impose U.S. federal withholding tax at a rate of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock if paid to a “foreign financial institution” (as defined in the Code), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends paid on and the gross proceeds from a sale or other disposition of our common stock if paid to a “non-financial foreign entity” (as defined in the Code) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying, and information with respect to, certain direct and indirect “substantial United States owners” (as defined in the Code), or substantial U.S. owners, of the entity, certifies that it does not have any such substantial U.S. owners or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement we will enter into, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC will act as representatives, will severally agree to purchase, and we will agree to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters will offer the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters will be obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters will not be required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters will initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We will grant to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering sales by the underwriters of a greater number of shares of common stock than the total number set forth in the table above, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We will agree to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list the common stock on the Nasdaq Global Select Market under the symbol “BASE”.

We, all of our directors and executive officers, and the holders of substantially all of our outstanding stock, stock options and other securities convertible into or exchangeable or exercisable for our common stock will agree that, without the prior written consent of              on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending on and including the              day after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of              on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by us of shares of common stock upon the exercise of a stock option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.             , in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option described above or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option described above. The underwriters may also sell shares in excess of the option described above, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each member state of the EEA, each a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•

in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, or FSMA, provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance

(Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, Chapter 289 of Singapore. The shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The financial statements as of January 31, 2020 and 2021 and for each of the two years in the period ended January 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.couchbase.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

COUCHBASE, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Couchbase, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Couchbase, Inc. and its subsidiaries (the “Company”) as of January 31, 2021 and 2020, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 24, 2021

We have served as the Company’s auditor since 2017.

COUCHBASE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	As of January 31,		Pro Forma as of
	2020	2021	January 31, 2021
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$18,224	$37,297
Short-term investments	—	19,546
Accounts receivable, net	29,320	35,897
Deferred commissions	6,517	8,353
Prepaid expenses and other current assets	2,962	2,449

Total current assets	57,023	103,542
Property and equipment, net	6,002	6,506
Deferred commissions, noncurrent	3,729	4,941
Other assets	988	2,199

Total assets	$67,742	$117,188

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$1,820	$2,428
Accrued compensation and benefits	8,782	9,110
Other accrued liabilities	3,959	4,154
Deferred revenue	54,615	57,168

Total current liabilities	69,176	72,860
Long-term debt	49,282	24,948
Deferred revenue, noncurrent	6,314	4,542
Other liabilities	680	1,358

Total liabilities	125,452	103,708

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.00001 par value; 47,404,808 and 65,325,658 shares authorized as of January 31, 2020 and 2021, respectively; 47,254,797 and 65,175,634 shares issued and outstanding as of January 31, 2020 and 2021, respectively; aggregate liquidation preference of $157,329 and $314,829 as of January 31, 2020 and 2021, respectively; no shares issued and outstanding as of January 31, 2021, pro forma (unaudited)	155,506	259,822	$—
Stockholders’ deficit
Common stock, $0.00001 par value; 85,000,000 and 108,000,000 shares authorized as of January 31, 2020 and 2021, respectively; 14,116,179 and 15,498,875 shares issued and outstanding as of January 31, 2020 and 2021, respectively; 81,775,325 shares issued and outstanding as of January 31, 2021, pro forma (unaudited)	—	—	1
Additional paid-in capital	30,554	37,410	297,231
Accumulated other comprehensive income	—	1	1
Accumulated deficit	(243,770)	(283,753)	(283,753)

Total stockholders’ equity (deficit)	(213,216)	(246,342)	$13,480

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$67,742	$117,188

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended January 31,
	2020	2021
Revenue:
License	$11,128	$14,032
Support and other	65,472	82,904

Total subscription revenue	76,600	96,936
Services	5,921	6,349

Total revenue	82,521	103,285

Cost of revenue:
Subscription	3,446	6,074
Services	4,356	5,543

Total cost of revenue	7,802	11,617

Gross profit	74,719	91,668

Operating expenses:
Research and development	31,672	39,000
Sales and marketing	57,829	70,248
General and administrative	15,561	15,500

Total operating expenses	105,062	124,748

Loss from operations	(30,343)	(33,080)
Interest expense	(4,657)	(6,970)
Other income (expense), net	6,509	1,111

Loss before income taxes	(28,491)	(38,939)
Provision for income taxes	766	1,044

Net loss	$(29,257)	$(39,983)

Cumulative dividends on Series G redeemable convertible preferred stock	—	(4,076)

Net loss attributable to common stockholders	$(29,257)	$(44,059)

Net loss per share attributable to common stockholders, basic and diluted	$(2.13)	$(3.08)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	13,723	14,293

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.54)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		74,635

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended January 31,
	2020	2021
Net loss	$(29,257)	$(39,983)
Other comprehensive income:
Net unrealized gains on investments, net of tax	—	1

Total comprehensive loss	$(29,257)	$(39,982)

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except shares)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of February 1, 2019	47,254,797	$155,506	13,560,686	$—	$25,733	$—	$(223,804)	$(198,071)
Cumulative effect of accounting change (Note 2)	—	—	—	—	—	—	9,291	9,291
Issuance of common stock upon exercise of stock options	—	—	555,493	—	979	—	—	979
Issuance of common stock warrants	—	—	—	—	424	—	—	424
Stock-based compensation	—	—	—	—	3,418	—	—	3,418
Net loss	—	—	—	—	—	—	(29,257)	(29,257)

Balances as of January 31, 2020	47,254,797	$155,506	14,116,179	$—	$30,554	$—	$(243,770)	$(213,216)

Issuance of common stock upon exercise of stock options	—	$—	1,382,696	$—	$2,185	$—	$—	$2,185
Issuance of Series G redeemable convertible preferred stock, net of issuance costs	17,920,837	104,316	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	4,671	—	—	4,671
Net unrealized gains on investments						1		1
Net loss	—	—	—	—	—	—	(39,983)	(39,983)

Balances as of January 31, 2021	65,175,634	$259,822	15,498,875	$—	$37,410	$1	$(283,753)	$(246,342)

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended January 31,
	2020	2021
Cash flows from operating activities
Net loss	$(29,257)	$(39,983)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	711	2,006
Amortization of debt issuance costs	174	717
Debt prepayment costs	—	1,000
Stock-based compensation	3,418	4,671
Amortization of deferred commissions	7,819	10,402
Foreign currency transaction (gains) losses	289	(931)
Other	20	132
Changes in operating assets and liabilities
Accounts receivable	(10,474)	(5,524)
Deferred commissions	(10,303)	(13,450)
Prepaid expenses and other assets	(1,168)	56
Accounts payable	351	925
Accrued compensation and benefits	3,247	298
Other accrued liabilities	1,504	(279)
Deferred revenue	11,912	782

Net cash used in operating activities	(21,757)	(39,178)

Cash flows from investing activities
Purchases of short-term investments	—	(20,493)
Maturities of short-term investments	—	900
Purchases of property and equipment	(4,710)	(2,819)

Net cash used in investing activities	(4,710)	(22,412)

Cash flows from financing activities
Payments of debt	—	(57,402)
Proceeds from issuance of debt, net of issuance costs	34,801	31,402
Proceeds from issuance of Series G redeemable convertible preferred stock, net of issuance costs	—	104,316
Proceeds from exercise of stock options	979	2,185

Net cash provided by financing activities	35,780	80,501

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(135)	162

Net increase in cash, cash equivalents and restricted cash	9,178	19,073
Cash, cash equivalents and restricted cash
Beginning of year	9,589	18,767

End of year	$18,767	$37,840

Cash and cash equivalents	$18,224	$37,297
Restricted cash included in other assets	543	543

Total cash, cash equivalents and restricted cash	$18,767	$37,840

Supplemental disclosures of cash activities
Cash paid for income taxes	$513	$866
Cash paid for interest	$3,849	$5,951
Noncash investing activities:
Purchases of property and equipment included in accounts payable and other accrued liabilities	$141	$309
Issuance of warrants to purchase common stock	$424	$—
Deferred offering costs included in accounts payable and other accrued liabilities	$—	$1,084

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Couchbase, Inc. (“Couchbase” or the “Company”) provides an enterprise-class, multi-cloud NoSQL database architected on top of an open source foundation. Couchbase was incorporated in the State of Delaware in 2008 and is headquartered in Santa Clara, California.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

Fiscal Year

The Company’s fiscal year ends on January 31. For example, references to fiscal 2020 and 2021 refer to the years ended January 31, 2020 January 31, 2021, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of Couchbase, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Liquidity and Capital Resources

The Company has incurred losses and generated negative cash flows from operations since inception. As of January 31, 2021, the Company had an accumulated deficit of $283.8 million. The Company has partially financed its operations through revenue, and as of January 31, 2021 the Company has completed several rounds of equity financing with net proceeds totaling $259.8 million. As of January 31, 2021, the Company had outstanding borrowings under its revolving line of credit facility of $24.9 million.

As of January 31, 2020 and 2021, the Company had $18.2 million and $56.8 million in cash, cash equivalents and short-term investments, respectively. The Company believes its existing cash, cash equivalents and short-term investments and cash provided by sales of its product offerings will be sufficient to meet its projected operating requirements for at least 12 months from the date of issuance of these consolidated financial statements. As a result of the Company’s growth plans, the Company expects that losses and negative cash flows from operations may continue in the foreseeable future.

Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts stated in the financial statements and accompanying notes. Such estimates include standalone selling prices (“SSP”) for each distinct performance obligation, capitalized internal-use software costs, expected period of benefit for deferred commissions, valuation of the Company’s common stock, stock-based compensation, the determination of allowance for doubtful accounts and accounting for income taxes. The Company bases its estimates on historical experience and also assumptions that management considers reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.

As the impact of the COVID-19 pandemic continues to evolve, estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require increased judgment. These estimates and assumptions may change in future periods and will be recognized in the consolidated financial statements as new events occur and additional information becomes known. To the extent the Company’s actual results differ materially from those estimates and assumptions, the Company’s future financial statements could be affected.

Unaudited Pro Forma Balance Sheet and Pro Forma Net Loss Per Share

The unaudited pro forma balance sheet information as of January 31, 2021 has been prepared assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 66,276,450 shares of common stock in connection with an IPO (as defined below). The shares of common stock issuable and the proceeds expected to be received in the Company’s planned IPO are excluded from such pro forma information.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders is computed to give effect to the automatic conversion of all shares of the Company’s outstanding redeemable convertible preferred stock into shares of common stock in connection with the planned IPO. The Company uses the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. Accordingly, net loss attributable to common stockholders used in the unaudited pro forma net loss per share calculation was also adjusted to exclude the impact of cumulative dividends on Series G redeemable convertible preferred stock reflected within net loss attributable to common stockholders.

Foreign Currency

The reporting currency of the Company is the United States dollar. The functional currency of each of the Company’s foreign subsidiaries is the U.S. dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. Revenue and expense items are remeasured at the exchange rates in effect on the day the transaction occurred, except for those expenses related to non-monetary assets and liabilities, which are remeasured at historical exchange rates. Remeasurement adjustments are recognized in other income (expense), net in the consolidated statements of operations. The Company had foreign currency transaction gains (losses) of $(0.3) million and $0.9 million for the years ended January 31, 2020 and 2021, respectively.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”).

Revenue is derived from sales of subscriptions and services.

The Company’s subscription revenue is primarily derived from term-based software licenses sold in conjunction with post-contract support (“PCS” or “Support”). PCS bundled with software licenses includes internet, email and phone support, bug fixes and the right to receive unspecified software updates and upgrades released when and if available during the subscription term. The software license and PCS revenue is presented as “License” and “Support and other,” respectively, in the Company’s consolidated statements of operations. The non-cancelable term of the Company’s subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances. The Company typically bills subscription revenue annually in advance. The software license in the subscription is a distinct performance obligation from PCS. License revenue is recognized upon transfer, when the customer has received access to the software. The PCS is recognized ratably over the term of the arrangement beginning on the date when access to the subscription is made available to the customer and represents the significant majority of the Company’s revenue. “Other” revenue was not material for the periods presented.

The Company’s services revenue is derived from professional services for the implementation or configuration of its platform and training. Professional services are provided primarily on a fixed fee basis and are invoiced upfront, and training is generally priced on number of seats purchased. These services are distinct from software licenses and PCS. Revenue for fixed fee arrangements is recognized on a proportional performance basis as the services are performed.

The Company determines revenue recognition in accordance with ASC 606 through the following five steps:

•

Identify the contract with a customer: The Company usually contracts with its customers using an order form that is governed either by the Company’s standard electronic software licensing agreement or by the master sales agreement executed between the Company and the customer. A fully executed order form creates enforceable rights and obligations. The Company uses multiple factors such as historical payments experience, credit status and financial status in determining the customer’s ability to pay. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company uses factors such as timing of the contract, negotiation teams involved and additional subscriptions or services contracted to determine combination.

•

Identify performance obligations in the contract: The Company enters into contracts that can include various combinations of products and services such as licenses, PCS, professional services and training that are both (1) capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available from third parties or from the Company and (2) distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract.

•

Determine transaction price: The transaction price is the consideration the Company expects to receive in exchange for those products or services. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

•

Allocate transaction price to the performance obligations in the contract: Arrangements that include multiple performance obligations require an allocation of the transaction price to each performance obligation based on the relative SSP of the performance obligation. The Company also considers if there are any additional material rights inherent in a contract, and if so, the Company allocates a portion of the transaction price to such rights based on SSP of the material right. When appropriate, the Company determines SSP based on the price at which the performance obligation has previously been sold through past transactions. The Company determines SSP for performance obligations with no observable evidence using adjusted market, cost plus or residual methods. When the SSP of a subscription including bundled software license and PCS is highly variable and the contract also includes additional performance obligations with observable SSP, the Company first allocates the transaction price to the performance obligations with established SSPs and then applies the residual approach to allocate the remaining transaction price to the subscription. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation.

•

Recognize revenue when or as the Company satisfies a performance obligation: The Company recognizes revenue upon transfer of control of promised products or services. Revenue is recognized based on type of performance obligation: (1) point in time for software license, (2) over time for PCS, (3) over time based on input measures for professional services and (4) upon delivery for training.

Allocation of Overhead Costs

Overhead costs that are not substantially dedicated for use by a specific functional organization are allocated based on headcount. Such costs include costs associated with office facilities, depreciation and amortization of property and equipment and IT personnel-related costs and other expenses, such as software and subscription services.

Cost of Revenue

Cost of subscription revenue consists primarily of personnel-related costs associated with the Company’s customer support organization, including salaries, benefits, bonuses and stock-based compensation, expenses associated with software and subscription services dedicated for use by the Company’s customer support organization, third-party cloud infrastructure expenses, amortization of costs associated with capitalized internal-use software and allocated overhead. There is no cost of revenue associated with the Company’s license revenue.

Cost of services revenue consists primarily of personnel-related costs associated with the Company’s professional services and training organization, including salaries, benefits, bonuses and stock-based compensation, costs of contracted third-party partners for professional services, expenses associated with software and subscription services dedicated for use by the Company’s service organization, travel-related expenses and allocated overhead.

Advertising

Advertising costs are charged to sales and marketing expenses in the consolidated statement of operations in the period incurred. These costs were not material for the years ended January 31, 2020 and 2021.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards, including stock options, to employees, consultants and nonemployee directors based on the estimated fair value of the awards on the grant date. The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model. The determination of the grant-date fair value using an option-pricing model is affected by the estimated fair value of the Company’s common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award and expected dividends. Stock-based compensation expense is recognized ratably over the requisite service period. Forfeitures are accounted for as they occur.

Income Taxes

The Company is subject to income taxes in the United States and numerous foreign jurisdictions.

The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company’s tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes. The Company makes adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate.

Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities as the holders of such stock have the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in the Company’s losses.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive shares to the extent they are dilutive. For purposes of this calculation, redeemable convertible preferred stock, stock options and common stock warrants are considered to be potentially dilutive shares but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for all periods presented.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original or remaining maturities of three months or less when purchased to be cash and cash equivalents.

Restricted Cash

Restricted cash is held in a money market account in connection with a lease agreement for the Company’s facilities. Restricted cash is included in other noncurrent assets on the consolidated balance sheets as the related lease expires more than one year from the balance sheet date.

Short-Term Investments

The Company determines the appropriate classification of its investments at the time of purchase. As the Company views these securities as available to support current operations, it accounts for these debt securities as available-for-sale and classifies them as current assets on its consolidated balance sheets. These securities are recorded at estimated fair value. Unrealized gains and losses for available-for-sale securities are included in accumulated other comprehensive income (loss). The Company periodically evaluates its investments to assess whether those with unrealized loss positions are other-than-temporarily impaired. The Company considers impairments to be other than temporary if they are related to deterioration in credit risk or if it is more likely than not that the Company will sell the securities before the recovery of their cost basis. If the Company does not intend to sell a security and it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in other income (expense), net, and the amount related to all other factors, which is recorded in accumulated other comprehensive income.

Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations. Realized gains and losses for the years ended January 31, 2020 and 2021 were not material.

Accounts Receivable

Accounts receivable includes billed and unbilled receivables, net of allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, the Company considers, among other factors, the aging of the accounts receivable, its historical write-offs, the credit worthiness of customers and general economic conditions. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. Actual write-offs may either be in excess of or less than the estimated allowance.

Unbilled accounts receivable represents revenue recognized on contracts in excess of invoiced amounts. Unbilled accounts receivable as of January 31, 2020 and 2021 were not material.

The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Year Ended January 31,
	2020	2021
Beginning balance	$95	$81
Add: bad debt expense	40	84
Less: write-offs, net of recoveries	(54)	(92)

Ending balance	$81	$73

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. The Company maintains its cash and cash equivalents, restricted cash and short-term investments with high-quality financial institutions. Cash equivalents consist of money market funds which are invested through financial institutions in the United States. Deposits, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on these deposits.

For its accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the consolidated balance sheet. Generally, credit risk with respect to accounts receivable is diversified due to the number of entities comprising the Company’s customer base and their dispersion across different geographies and industries. The Company performs ongoing credit evaluations on certain customers and generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts and historically bad debts have not been material.

No customer accounted for 10% or more of total revenue for the years ended January 31, 2020 and 2021. No customer accounted for 10% or more of accounts receivable as of January 31, 2020. One customer accounted for 15% of accounts receivable as of January 31, 2021.

Fair Value of Financial Instruments

The Company accounts for certain of its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1:    Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2:    Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts reflected on the consolidated balance sheets for cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturities of those instruments.

The carrying value of long-term debt approximated fair value as of January 31, 2020 and 2021 based on the borrowing rates currently available to the Company with similar terms. The fair value of long-term debt is a Level 2 fair value measurement.

Property and Equipment, Net

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which is as follows:

Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or estimated useful life
Capitalized internal-use software	3 years

When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the consolidated balance sheets, and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs are charged to expense in the consolidated statements of operations in the period incurred.

Capitalized Internal-Use Software

The Company capitalizes qualifying internal-use software development costs, including personnel-related costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

Capitalized internal-use software costs are included in property and equipment, net on the consolidated balance sheets. These costs are amortized on a straight-line basis over their estimated useful life commencing when assets are initially placed into service for their intended use. There was no amortization of capitalized internal-use software costs for the year ended January 31, 2020 since the software was still in the application development stage and not substantially complete and ready for its intended use. Amortization expense of capitalized internal-use software costs was $1.1 million for the year ended January 31, 2021 and was included in cost of subscription revenue in the consolidated statements of operations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists for property and equipment if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. An impairment charge is recognized for the amount by which the carrying amount of the asset, or asset group, exceeds its fair value. No impairment of long-lived assets occurred during the periods presented.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, accounting, consulting and other fees relating to the Company’s planned IPO, are capitalized in other assets on the consolidated balance sheets. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated, the deferred offering costs will be immediately expensed in the period the IPO is abandoned. No deferred offering costs were recorded as of January 31, 2020. Deferred offering costs of $1.1 million were capitalized as of January 31, 2021.

Deferred Rent

The Company leases real estate facilities under operating leases. For leases that contain rent escalation or rent concession provisions, the Company records the total rent expense during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent expense expected to be amortized within the next twelve months as current and included in other accrued liabilities, with the remainder classified as noncurrent and included in other liabilities on the consolidated balance sheets.

Deferred Commissions

The Company capitalizes certain sales commissions, including related payroll taxes, earned by the Company’s sales force, which are considered to be incremental costs that would not be incurred absent of the contract. Commissions earned on the initial acquisition of a contract are amortized based on expected future revenue stream over a period of benefit of three years. The Company determined the period of benefit by taking into consideration its customer contracts, its technology and other factors. Commissions for renewal contracts are not commensurate with the commission paid for initial acquisition of a contract and are amortized based over the related contractual renewal period. The deferred commission amounts are recoverable through the future revenue streams under the customer contracts. Amortization of deferred commissions is included in sales and marketing expenses in the consolidated statements of operations. There was no impairment loss related to deferred sales commissions for the years ended January 31, 2020 and 2021. Commissions that will be amortized within the next twelve months are classified as current with the remainder classified as non-current on the consolidated balance sheets.

Deferred Revenue

The Company records deferred revenue when the Company receives customer payments in advance of satisfying the performance obligations on the Company’s contracts. Deferred revenue also includes amounts that have been invoiced but not yet collected, classified as accounts receivable, when the Company has an enforceable right to invoice. The portion of deferred revenue that is anticipated to be recognized as revenue during the succeeding twelve-month period is recorded as deferred revenue, current with the remainder classified as deferred revenue, noncurrent on the consolidated balance sheets.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

The Company adopted ASC 606 on February 1, 2019 using the modified retrospective transition method applied to those contracts that were not completed as of January 31, 2019. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. ASC 606 supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The Company recorded a cumulative effect adjustment to the opening accumulated deficit of $9.3 million as of the adoption date, of which $9.4 million related to an increase in revenue that would have been recognized during the prior periods compared to previous guidance primarily for the Company’s term-based software licenses and $0.1 million related to the reduction in commission expenses of prior periods that the Company capitalized under ASC 340, net of taxes.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payments issued to nonemployees for goods and services. The Company adopted the new guidance on February 1, 2020, and it did not have a material impact on the consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which requires lessees to record most leases on their balance sheets and disclosing key information about lease arrangements. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. The ASU makes 16 technical corrections to the new lease standard and other accounting topics, alleviating unintended consequences from applying the new standard. It does not make any substantive changes to the core provisions or principles of the new standard. In July 2018, the FASB also issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The ASU provides (1) an optional transition method that entities can use when adopting the standard and (2) a practical expedient that permits lessors to not separate non-lease components from the associated lease component if certain conditions are met. In March 2019, the FASB also issued ASU 2019-01, Leases (Topic 842): Codification Improvements, which impacts transition disclosures related to the new guidance. The new guidance is effective for the Company for its fiscal year beginning February 1, 2022 and interim periods within its fiscal year beginning February 1, 2023, and is required to be applied using a modified retrospective approach. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. This guidance is effective for the Company for its fiscal year beginning February 1, 2023 and interim periods within its fiscal year beginning February 1, 2024. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other —Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new guidance is effective for the Company for its fiscal year beginning February 1,

2021 and interim periods within its fiscal year beginning February 1, 2022. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Topic 740 in order to reduce cost and complexity of its application. This new guidance is effective for the Company for its fiscal year beginning February 1, 2022 and interim periods within its fiscal year beginning February 1, 2023. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain convertible instruments, amends the guidance on derivative scope exceptions for contracts in an entity’s own equity and modifies the guidance on diluted earnings per share calculations. The guidance is effective for the Company for its fiscal year beginning February 1, 2024 and interim periods within that fiscal year. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3. Cash Equivalents and Short-Term Investments

The following table summarizes the Company’s cash equivalents and short-term investments (in thousands):

	As of January 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash Equivalents
Money market funds	$13,714	$—	$—	$13,714

Total	$13,714	$—	$—	$13,714

	As of January 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash Equivalents
Money market funds	$31,438	$—	$—	$31,438

Total cash equivalents	31,438	—	—	31,438

Short-Term Investments
Commercial paper	12,290	—	—	12,290
Corporate debt securities	7,255	2	(1)	7,256

Total short-term investments	19,545	2	(1)	19,546

Total	$50,983	$2	$(1)	$50,984

During the years ended January 31, 2020 and 2021, the Company did not reclassify any amounts to earnings from accumulated other comprehensive loss related to unrealized gains or losses in other income (expense), net in the consolidated statements of operations.

As of January 31, 2021, the Company’s short-term investments had a contractual maturity date of less than one year.

As of January 31, 2021, the Company had one short-term investment in an unrealized loss position. This short-term investment had an estimated fair value of $0.9 million and was not in a continuous unrealized loss position for more than twelve months. During the years ended January 31, 2020 and 2021, the Company had no other-than-temporary impairments of short-term investments.

4. Fair Value Measurements

The following table presents the fair value hierarchy for the Company’s assets measured at fair value on a recurring basis (in thousands):

	As of January 31, 2020
	Level 1	Level 2	Level 3	Total
Cash Equivalents
Money market funds	$13,714	$—	$—	$13,714

Total	$13,714	$—	$—	$13,714

	As of January 31, 2021
	Level 1	Level 2	Level 3	Total
Cash Equivalents
Money market funds	$31,438	$—	$—	$31,438

Total cash equivalents	31,438	—	—	31,438

Short-Term Investments
Commercial paper	—	12,290	—	12,290
Corporate debt securities	—	7,256	—	7,256

Total short-term investments	—	19,546	—	19,546

Total	$31,438	$19,546	$—	$50,984

The Company classifies its money market funds within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. The Company classifies its commercial paper and corporate debt securities within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded.

There were no transfers of financial assets into or out of Level 1, Level 2 or Level 3 during the years ended January 31, 2020 and 2021.

5. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of January 31,
	2020	2021
Prepaid expenses	$1,605	$803
Prepaid software	974	1,380
Other current assets	383	266

Total prepaid expenses and other current assets	$2,962	$2,449

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of January 31,
	2020	2021
Computer equipment	$2,923	$3,304
Furniture and fixtures	358	408
Capitalized internal-use software	—	5,772
Leasehold improvements	1,387	1,387
Construction in progress	3,693	—

Total gross property and equipment	8,361	10,871
Accumulated depreciation and amortization	(2,359)	(4,365)

Total property and equipment, net	$6,002	$6,506

The construction in progress balance as of January 1, 2020 consisted of capitalized internal-use software that was still in the application development stage and not substantially complete and ready for its intended use. These assets were placed in service during the year ended January 31, 2021.

Depreciation and amortization expense was $0.7 million and $2.0 million for the years ended January 31, 2020 and 2021, respectively.

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following (in thousands):

	As of January 31,
	2020	2021
Accrued bonus	$4,817	$4,149
Accrued commissions	2,851	2,364
Accrued payroll and benefits	1,114	2,597

Total accrued compensation and benefits	$8,782	$9,110

Other Accrued Liabilities

Other accrued liabilities consisted of the following (in thousands):

	As of January 31,
	2020	2021
Accrued professional fees	$1,375	$1,925
Sales and value added tax payable	893	415
Income taxes payable	386	436
Accrued interest	767	95
Other	538	1,283

Total other accrued liabilities	$3,959	$4,154

6. Deferred Revenue and Remaining Performance Obligations

The following table presents the deferred revenue balances (in thousands):

	As of January 31,
	2020	2021
Deferred revenue, current	$54,615	$57,168
Deferred revenue, noncurrent	6,314	4,542

Total deferred revenue	$60,929	$61,710

Changes in the deferred revenue balances during the years ended January 31, 2020 and 2021 were as follows (in thousands):

	Year Ended January 31,
	2020	2021
Beginning balance	$49,017	$60,929
Performance obligations satisfied during the year that were included in the deferred revenue balance at the beginning of the year	(42,679)	(57,705)
Increases due to invoicing prior to satisfaction of performance obligations	54,591	58,486

Ending balance	$60,929	$61,710

Remaining performance obligations (“RPOs”) represent the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods.

As of January 31, 2021, the Company’s RPOs were $102.3 million. The Company expects to recognize revenue of $71.2 million of these remaining performance obligations over the next twelve months, with the remaining balance recognized thereafter.

7. Debt

Debt is presented net of issuance costs on the consolidated balance sheets as follows (in thousands):

	As of January 31,
	2020	2021
Principal outstanding	$50,000	$25,000
Unamortized discount and debt issuance costs	(718)	(52)

Long-term debt	$49,282	$24,948

Interest expense on the Company’s borrowings was $4.7 million and $7.0 million for the years ended January 31, 2020 and 2021, respectively. The effective interest rate was 12.4% and 16.0% for the years ended January 31, 2020 and 2021, respectively.

Term Loan

In August 2018, the Company entered into an agreement for a term loan (the “Loan”) with Hercules Capital to borrow up to a maximum of $35.0 million over a period of three years with an original maturity date in September 2021. The interest on the Loan is the greater of (1) 10.75% plus the prime rate minus 5.5% and (2) 10.75%. Under the terms of the Loan, the Company pays interest on a monthly basis and the aggregate Loan principal balance is due on the maturity date. The Loan is secured by a subordinated security interest in substantially all of the assets of the Company except intellectual property and also contains certain covenants, including covenants which prohibit the Company from declaring or making cash dividends. The Loan permits voluntary prepayment on borrowings with a penalty ranging from 0.25% to 2.50% of the prepaid principal amount. Additionally, the Loan allows the lender to accelerate and demand for all or part of the outstanding borrowings together with a prepayment penalty in the event of default (as defined by the Loan agreement). The Company borrowed $14.7 million, net of issuance costs, under the Loan upon closing in August 2018.

In April 2019, the Company entered into an amendment to the Loan with Hercules Capital to increase the maximum Loan amount to $70.0 million and extending the maturity date. The Company borrowed $34.8 million, net of issuance costs, during the year ended January 31, 2020. Under the terms of the amended Loan, the Company continued to pay interest at the same rate on a monthly basis with the aggregate principal balance repayment date being extended to May 2023. The amended Loan was also subject to a 3.75% end-of-term charge on the aggregate borrowings, payable upon maturity. The amendment also added certain financial covenants, including covenants related to achieving a target annual recurring revenue, that if not met by June 2022, could trigger early repayment in June 2022, and a target annual recurring revenue leverage ratio, that if not met, would limit the additional amount of borrowings under the Loan.

In June 2020, the Company paid off $25.0 million of the Loan and entered into an amendment to the Loan with Hercules Capital, which reduced the maximum borrowings under the Loan from $70.0 million to $25.0 million and extended the Loan maturity date to June 2024. Additionally, this amendment required the Company to make a prepayment charge equal to $0.4 million upon the effective date of the agreement. Accordingly, the Company paid a prepayment penalty of $0.4 million and an end-of-term charge of $0.9 million in accordance with the terms of the Loan which was recorded as interest expense in the consolidated statement of operations.

In January 2021, the Company terminated the Loan and paid off the $25.0 million remaining outstanding balance of the Loan together with a prepayment penalty of $0.6 million and an end-of-term charge of $0.9 million in accordance with the terms of the Loan, which was recorded as interest expense in the consolidated statement of operations. The Company wrote off the remaining unamortized debt discounts and issuance costs to interest expense upon the termination of the Loan with Hercules in January 2021.

In connection with the amendment in April 2019, the Company also issued warrants to purchase shares of the Company’s common stock at $2.99 per share, exercisable over 10 years. The warrants were issuable at 2.25% of the aggregate amount of the borrowings drawn concurrently and after the amendment. The Company issued warrants to purchase 188,127 shares of the Company’s common stock on $25.0 million that was borrowed concurrently with the execution of the amendment and warrants to purchase an additional 75,250 shares of the Company’s common stock upon borrowings of an additional $10.0 million in December 2019. The Company determined the initial fair value of these warrants to be $0.4 million using the Black-Scholes option-pricing model. The fair value of the warrants was recorded to equity and as a debt discount that is amortized to interest expense over the term of the loan.

Revolving Line of Credit

In November 2017, the Company entered into a line of credit agreement with Silicon Valley Bank, providing the Company the ability to borrow up to $10.0 million from a revolving line of credit with an original maturity date in November 2018. Borrowings under the line of credit bear interest at a floating per annum rate equal to one half of one percentage point (0.50%) above the prime rate, which interest shall be payable monthly. The line of credit is secured with a pledge on substantially all of the assets of the Company, except any intellectual property and is subject to a minimum revenue covenant.

In November 2018, the Company entered into an amendment with Silicon Valley Bank to increase the line of credit limit to $15.0 million and extend the maturity date to November 2019.

In April 2019, an amendment was entered into with the Silicon Valley Bank to decrease the line of credit to $10.0 million. In October 2019, an amendment was entered into with Silicon Valley Bank to extend the maturity of the line of credit to November 2020. There were no borrowings against the line of credit as of January 31, 2020.

In November 2020, the Company entered into an amendment with Silicon Valley Bank to extend the maturity of the line of credit to February 2021. In January 2021, the Company entered into an amendment with Silicon Valley Bank to increase the line of credit limit to $40.0 million and extend the maturity date to January 2024. Upon the execution of this amendment, the Company borrowed $25.0 million from the line of credit. The outstanding principal balance is due at maturity with interest payable monthly. The line of credit bears a variable annual interest rate of the prime rate plus 0.5%. The Company is required to pay a fee equal to 0.25% per annum on the unused portion of the line of credit. The Company is also subject to a termination fee ranging from 0.5% to 1.0% of the line of credit if the Company terminates the agreement prior to the maturity date. The amendment also added certain financial covenants, including covenants related to certain financial metrics, that if not met, would limit the amount of additional borrowings under the line of credit. As of January 31, 2021, $15.0 million was available for borrowing under the line of credit.

The amended line of credit agreement requires the company to maintain an adjusted quick ratio (as defined by the agreement) of at least 1.15 to 1.0. The line of credit agreement also contains certain customary affirmative and negative covenants as well as customary events of default, subject to certain exceptions, including restrictions on the Company’s ability to, among other things, incur debt and liens, maintain collateral accounts, undergo fundamental changes including mergers or consolidations, dispose assets including selling, transferring or assigning assets, pay dividends or other distributions or make or permit payments on any subordinated debt. The Company was in compliance with the financial covenants under the line of credit as of January 31, 2021.

Promissory Note

In April 2020, the Company entered into a Paycheck Protection Program Promissory Note and Agreement with Silicon Valley Bank (“PPP Loan”), pursuant to which the Company received loan proceeds of $6.4 million. The term of the PPP Loan was two years with a maturity date of April 2022 and contained a fixed annual interest rate of 1.00%. Payments of principal and interest on the PPP Loan were deferred for the first six months of the term of the PPP Loan until October 2020. Principal and interest were payable monthly and could be prepaid by the Company at any time prior to maturity with no prepayment penalties. In May 2020, the Company repaid in full the PPP loan outstanding.

8. Commitments and Contingencies

Operating Leases

The Company leases facilities for office space under non-cancelable operating leases with various expiration dates through March 2025. In addition, the Company subleased certain of its unoccupied facilities to third parties through August 2019.

Rent expense was $2.9 million and $2.6 million for the years ended January 31, 2020 and 2021, respectively. Sublease income was $0.3 million for the year ended January 31, 2020 and was recorded as an offset to general and administrative expenses in the consolidated statements of operations. There was no sublease income for the year ended January 31, 2021.

Future net minimum lease payments under non-cancelable operating lease agreements as of January 31, 2021 are as follows (in thousands):

Operating Leases
Year Ending January 31,
2022	$2,596
2023	2,358
2024	2,329
2025	2,215
2026	362

Total	$9,860

Other Contractual Commitments

Other contractual commitments relate to third-party cloud infrastructure agreements and subscription arrangements. Future minimum payments under the Company’s non-cancelable purchase commitments as of January 31, 2021 are presented in the table below (in thousands):

Minimum Annual Commitments
Year Ending January 31,
2022	$1,850
2023	1,147
2024	405

Total	$3,402

Legal Matters

The Company is involved from time to time in various claims and other legal actions arising in the ordinary course of business. While the Company is unable to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings would have a material adverse effect on its financial position, results of operations or cash flows. The Company recorded a $6.6 million gain from a legal settlement in other income (expense), net in the consolidated statements of operations for the year ended January 31, 2020.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claims brought by any third party against such indemnified party with respect to licensed technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made. To date, the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. No liability associated with such indemnifications has been recorded as of January 31, 2020 or 2021.

9. Retirement Plan

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), covering substantially all full-time U.S. employees. Each eligible employee may contribute to the 401(k) plan in accordance with the plan terms. Effective January 1, 2020, the Company made employer matching contributions to the 401(k) plan. The total matching contributions were $0.2 million and $0.6 million for the years ended January 31, 2020 and 2021, respectively.

10. Redeemable Convertible Preferred Stock

A summary of the redeemable convertible preferred stock consisted of the following (in thousands, except share and per share data):

	As of January 31, 2020
Series	Shares Authorized	Shares Issued and Outstanding	Original Price Per Share	Per Share Conversion Price	Carrying Amount	Liquidation Preference
Series A	8,126,812	8,126,812	$0.62140	$0.62140	$4,974	$5,050
Series B	10,101,010	10,101,010	0.99000	0.99000	9,948	10,000
Series X	1,265,257	1,265,257	1.94970	1.94970	1,064	2,467
Series C	5,885,963	5,885,963	2.51650	2.51650	14,789	14,812
Series D	5,579,099	5,579,099	4.48101	4.48101	24,903	25,000
Series E	7,672,632	7,672,632	7.82000	7.42782	59,923	60,000
Series F	8,774,035	8,624,024	4.63820	4.63820	39,905	40,000

Total	47,404,808	47,254,797			$155,506	$157,329

	As of January 31, 2021
Series	Shares Authorized	Shares Issued and Outstanding	Original Price Per Share	Per Share Conversion Price	Carrying Amount	Liquidation Preference
Series A	8,126,812	8,126,812	$0.62140	$0.62140	$4,974	$5,050
Series B	10,101,010	10,101,010	0.99000	0.99000	9,948	10,000
Series X	1,265,257	1,265,257	1.94970	1.94970	1,064	2,467
Series C	5,885,963	5,885,963	2.51650	2.51650	14,789	14,812
Series D	5,579,099	5,579,099	4.48101	4.48101	24,903	25,000
Series E	7,672,632	7,672,632	7.82000	7.42782	59,923	60,000
Series F	8,774,035	8,624,024	4.63820	4.63820	39,905	40,000
Series G	17,920,850	17,920,837	5.85910	5.85910	104,316	157,500

Total	65,325,658	65,175,634			$259,822	$314,829

In May 2020, the Company issued 17,920,837 shares of Series G redeemable convertible preferred stock at a price of $5.8591 per share for proceeds of $104.3 million, net of issuance costs. The Series G redeemable convertible preferred stock is senior to all currently outstanding series of redeemable convertible preferred stock and common stock.

The rights, preferences and privileges of the redeemable convertible preferred stock are as follows:

Voting

The holders of redeemable convertible preferred stock are entitled to vote on all matters which common stockholders are entitled to vote. Generally, holders of redeemable convertible preferred stock and common stock vote together as a single class and not as separate classes. Each holder of shares of Series A, B, X, C, D, E, F and G redeemable convertible preferred stock is entitled to the number of votes equal to the number of common stock shares into which the shares held by such holder are convertible.

Dividends

The holders of shares of Series G redeemable convertible preferred stock earn cumulative dividends, whether declared or not, at the rate of 5.5% per annum, compounding semi-annually, which, after April 2023, may increase to 7.0% if certain cash dividends remain unpaid or certain earnings levels are not achieved. The cumulative dividends are only payable when, as and if declared by the Board of Directors, or upon redemption of the Series G redeemable convertible preferred stock. No dividends may be declared by the Board of Directors without the approval of the majority of the holders of the Series G redeemable convertible preferred stock prior to the end of the fiscal quarter that is three years after the original issuance date, unless certain earnings levels are achieved earlier.

After dividends have been paid to the holders of the Series G redeemable convertible preferred stock in an amount equal to the accumulated dividend amounts, the holders of shares of Series A, B, X, C, D, E and F redeemable convertible preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, at the annual dividend rate of each such series of redeemable convertible preferred stock, prior and in preference to the payment of any dividends on common stock in such calendar year. Such dividends are noncumulative. Payments of any dividends to the holders of each such series of redeemable convertible preferred stock shall be paid pro rata, on a pari passu basis according to their respective dividend preferences. The dividend rate of the Series A, B, X, C, D, E and F redeemable convertible preferred stock is $0.049712, $0.0792, $0.15597, $0.20132, $0.35848, $0.6256 and $0.37106 per share, per annum, respectively.

No dividends have been declared by the Board of Directors through January 31, 2021.

Redemption

In the event the Company does not consummate an IPO or direct listing prior to May 18, 2025, shares of Series G redeemable convertible preferred stock are redeemable at the holder’s election for cash at an amount equal to the original issue price plus any accrued and unpaid dividends.

Conversion

Each share of Series A, B, X, C, D, E, F and G redeemable convertible preferred stock is convertible, at the option of the holder, according to a conversion ratio equal to (i) the original price per share and, in the case of the Series G redeemable convertible preferred stock, all accrued but unpaid dividends per share divided by (ii) the respective conversion price per share. The conversion price of redeemable convertible preferred stock is initially equal to the original issue price per share and is subject to adjustment for dilution. In connection with the issuance of shares of Series F redeemable convertible preferred stock, the conversion price per share of Series E redeemable convertible preferred stock was adjusted in accordance with dilution provisions to $7.42782. In addition, if the Company issues any additional common stock below the conversion prices of redeemable convertible preferred stock, the conversion price for the redeemable convertible preferred stock shall be subject to adjustment. As of January 31, 2021, the conversion ratio for Series A, B, X, C, D and F redeemable convertible preferred stock is one for one, 1.05280 for one for Series E and 1.03882 for one for Series G.

The conversion price per share of Series G redeemable convertible preferred stock is also adjusted upon a conversion in the event of an IPO, where the conversion price is set equal to the lesser of the original issue price (subject to adjustment for dilution) or, solely in the event of a qualified IPO or direct listing, at an amount equal to 70% to 80% of the price per share offered in such qualified IPO, or in the event of a direct listing, an amount equal to 70% to 80% of the average stock price during the seven days beginning with the first issuance date of the direct listing.

Each share of redeemable convertible preferred stock automatically converts into the number of shares of common stock at the conversion price in effect upon the closing of a qualified IPO, defined as a public offering with gross proceeds of at least $100.0 million, and in connection with which the common stock is listed for trading on the New York Stock Exchange or the Nasdaq Stock Market’s National Market, or, subject to the approval of the majority of the holders of Series G redeemable convertible preferred stock with respect to the automatic conversion of Series G redeemable convertible preferred stock, upon the affirmative election of a majority of the holders of the then outstanding shares of redeemable convertible preferred stock.

Liquidation

In the event of any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, including a merger, acquisition or sale of assets, (a “Liquidation Event”) the holders of each share of Series G redeemable convertible preferred stock then outstanding will be paid first at a per share amount equal to one and a half times the original issue price plus accrued but unpaid dividends, whether or not declared, out of the available funds and assets, and prior and in preference to any payment or distribution of any available funds and assets on any shares of Series A, B, X, C, D, E and F or common stock. If upon any Liquidation Event, the available funds and assets are insufficient to permit the payment to holders of the Series G redeemable convertible preferred stock of their full preferential amounts, then all the remaining available funds and assets will be distributed ratably among the holders of the then outstanding Series G redeemable convertible preferred stock in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The holders of each share of Series A, B, X, C, D, E and F redeemable convertible preferred stock then outstanding will be entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution of any available funds and assets on any shares of common stock, an amount per share equal to the original issue price for each such series of redeemable convertible preferred stock, respectively, plus all declared but unpaid dividends thereon. If upon any Liquidation Event, the available funds and assets shall be insufficient to permit the payment to holders of the redeemable convertible preferred stock of their full preferential amounts, then all the remaining available funds and assets will be distributed among the holders of the then outstanding redeemable convertible preferred stock, on an equal priority, pari passu basis, according to their respective liquidation preferences.

After the payment of the full liquidation preference to redeemable convertible preferred stock, the remaining assets of the Company legally available for distribution to stockholders will be distributed ratably to the holders of common stock. Furthermore, if any share of redeemable convertible preferred stock would be entitled to a greater distribution on an as-converted basis, then such share of redeemable convertible preferred stock will automatically convert into common stock immediately prior to the Liquidation Event.

Classification

The Series A, B, X, C, D, E, F and G convertible preferred stock does not contain any date-certain redemption features and is not mandatorily redeemable. The convertible preferred stock is contingently redeemable upon certain deemed Liquidation Events as previously described. The Series G convertible preferred stock is also contingently redeemable at the option of the preferred shareholders upon a majority of holders voting for redemption after May 18, 2025 and also only if the preferred shares are not converted into common shares prior to May 18, 2025, either voluntarily or automatically upon the occurrence of an IPO event. Because not all Liquidation Events would constitute a redemption event within the Company’s control or would result in the redemption of all outstanding shares of common stock, all shares of redeemable convertible preferred stock are presented in mezzanine equity on the consolidated balance sheets.

With the exception of the Series G convertible preferred stock, the convertible preferred stock was not considered probable of becoming redeemable because the Company did not consider a Liquidation Event to be a probable outcome prior to an automatic conversion. With respect to the Series G convertible preferred stock, the Company determined that these shares were not probable of becoming redeemable during the fiscal year ended

January 31, 2021 due to the probability that the shares would be automatically converted to common stock prior to the redemption feature becoming exercisable on May 18, 2025.

11. Equity

Common Stock

Each share of common stock is entitled to one vote for matters to be voted on by the stockholders of the Company.

As of January 31, 2021, the Company has reserved common stock for future issuance, on an if-converted basis, as follows:

Number of Shares
Conversion of redeemable convertible preferred stock	66,276,450
Stock options outstanding	22,281,213
Common stock warrants	263,377
Reserved for future grant of stock options	634,687

Total	89,455,727

Equity Incentive Plans

The Company has a 2008 Equity Incentive Plan (the “2008 Plan”) and a 2018 Equity Incentive Plan (the “2018 Plan”). The 2008 Plan and 2018 Plan (collectively referred to as the “Stock Plans”) provide for the granting of equity awards to employees, consultants and nonemployee directors of the Company. The 2018 Plan was amended in September 2020 to increase the maximum number of shares reserved and available for grant and issuance to 34,230,513.

Options granted under the Stock Plans may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, consultants and nonemployee directors. Options under the Stock Plans may be granted for periods of up to ten years. The exercise price shall not be less than 100% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors. Options granted generally vest over four years and vest at a rate of 25% upon the first anniversary of the issuance date and 1/48 per month thereafter.

Shares of common stock purchased under Stock Plans are subject to certain restrictions and repurchase rights, including the right of first refusal by the Company for sale or transfer of shares to outside parties.

Stock option activity and activity regarding shares available for grant under the Stock Plans for the year ended January 31, 2021 are as follows (aggregate intrinsic value in thousands):

		Options Outstanding
	Shares Available for Grant	Number of Options	Weighted- Average Exercise Price	Weighted- Average Contractual Term	Aggregate Intrinsic Value
Balances as of February 1, 2020	1,497,652	19,490,162	$2.33
Additional shares reserved	3,310,782	—
Options exercised	—	(1,382,696)	1.58
Options granted	(4,901,950)	4,901,950	3.29
Options cancelled	728,203	(728,203)	2.94

Balances as of January 31, 2021	634,687	22,281,213	2.57	6.67	$38,582

Options vested and expected to vest as of January 31, 2021		22,281,213	$2.57	6.67	$38,582
Options vested and exercisable as of January 31, 2021		14,247,845	$2.25	5.49	$29,189

The weighted-average grant-date fair value of options granted during the years ended January 31, 2020 and 2021 was $1.21 and $1.27, respectively. The total intrinsic value of options exercised during the years ended January 31, 2020 and 2021 was $0.7 million and $3.6 million, respectively. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s common stock.

The fair value of employee stock options was estimated using the following weighted-average assumptions:

	Year Ended January 31,
	2020	2021
Expected term (in years)	6.1	6.1
Expected volatility	35.6%	40.0%
Risk-free interest rate	1.9%	0.4%
Dividend yield	—	—

Expected term—The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is calculated using the simplified method, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The simplified method calculates the expected term as the midpoint between the vesting date and the contractual expiration date of the option.

Expected volatility—The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company does not have any trading history for the Company’s common stock.

Risk-free interest rate—The risk-free rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options.

Dividend yield—The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

Fair value of underlying common stock—As the Company’s common stock is not publicly traded, the fair value was determined by the Board of Directors with input from management and contemporaneous independent third-party valuations.

Stock-Based Compensation

Stock-based compensation expense was as follows (in thousands):

	Year Ended January 31,
	2020	2021
Cost of revenue—subscription	$54	$69
Cost of revenue—services	22	54
Research and development	1,080	1,316
Sales and marketing	920	1,536
General and administrative	1,342	1,696

Total stock-based compensation expense	$3,418	$4,671

Stock-based compensation expense related to options granted to nonemployees for the years ended January 31, 2020 and 2021 was not material.

As of January 31, 2021, there was $8.7 million of unrecognized stock-based compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 2.5 years.

12. Income Taxes

The components of income (loss) before income taxes were as follows (in thousands):

	Year Ended January 31,
	2020	2021
United States	$(30,945)	$(42,232)
International	2,454	3,293

Total	$(28,491)	$(38,939)

The provision for income taxes consists of the following (in thousands):

	Year Ended January 31,
	2020	2021
Current
Federal	$—	$—
State	6	53
Foreign	760	991

	766	1,044

Deferred
Federal	—	—
State	—	—
Foreign	—	—

	—	—

Total provision for income taxes	$766	$1,044

The effective tax rate differs from the federal statutory income tax rate applied to the loss before provision for income taxes and tax due to the following:

	Year Ended January 31,
	2020	2021
Provision for income taxes computed at federal statutory rate	21.0%	21.0%
State taxes, net of federal benefits	6.5	13.7
Foreign rate differential	(0.9)	(0.3)
Stock-based compensation	(1.1)	0.1
Tax credits	2.8	(0.1)
U.S. tax on foreign earnings	(1.5)	1.1
Change in valuation allowance	(29.2)	(37.8)
Other	(0.3)	(0.4)

Total	(2.7)%	(2.7)%

Significant components of the Company’s deferred tax assets are as follows (in thousands):

	As of January 31,
	2020	2021
Deferred tax assets:
Net operating loss carryforwards	$52,353	$61,545
Tax credit carryforwards	9,755	10,802
Accruals and reserves	1,395	3,535
Interest carryforwards	1,108	2,756
Deferred revenue	2,413	2,672
Stock-based compensation	1,286	1,944
Capitalized internal-use software	—	4,432
Other	87	—

Gross deferred tax assets	$68,397	$87,686
Less: Valuation allowance	(68,397)	(83,132)

Total deferred tax assets	$—	$4,554

Deferred tax liabilities:
Deferred commissions	$—	$(3,273)
Other	—	(1,281)

Total deferred tax liabilities	$—	$(4,554)

Net deferred tax assets (liabilities)	$—	$—

A valuation allowance is provided when it is not more likely than not that some portion of the deferred tax assets will be realized. Management believes that, based on a number of factors, it is more likely than not that the U.S. federal and state net deferred tax assets will not be fully realized, thus a full valuation allowance has been recorded as of January 31, 2020 and 2021. The change in the valuation allowance during the years ended January 31, 2020 and 2021 was an increase of $8.3 million and $14.7 million, respectively, primarily due to additional losses.

As of January 31, 2021, the Company had net operating loss carryforwards of $240.7 million for U.S. federal and $132.4 million for U.S. state income tax purposes available to offset future taxable income. The federal and state net operating loss carryforwards will begin expiring in 2028 and 2026, respectively. As of January 31, 2021, the Company had federal and state research and development credits of $9.2 million and $8.7 million, respectively. The federal research and development credits will begin expiring in 2029. The state research and development credits are not currently subject to expiration. Utilization of the net operating loss and tax credit carryforwards may be subject to annual limitation due to the ownership change limitations provided by the Code and similar state provisions. Such an annual limitation could result in the expiration of net operating loss and tax credit carryforwards before utilization.

Foreign withholding taxes have not been provided for the cumulative undistributed earnings of the Company’s foreign subsidiaries as of January 31, 2021 due to the Company’s intention to permanently reinvest such earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The following table shows the changes in the gross unrecognized tax benefits (in thousands):

	Year Ended January 31,
	2020	2021
Beginning balance	$2,904	$3,601
Increase related to current year tax positions	697	1,401
Increase related to prior year tax positions	—	2,160

Ending balance	$3,601	$7,162

As of January 31, 2020 and 2021, no amount of unrecognized tax benefits, if recognized, would impact the Company’s effective tax rate.

There were no interest and penalties associated with unrecognized income tax benefits for the years ended January 31, 2020 and 2021.

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions and in various international jurisdictions. Due to the Company’s net operating loss carryforwards, all tax years since inception remain subject to examination by U.S. federal and state taxing authorities. Tax years 2014 and forward generally remain open for examination for foreign tax purposes.

In March 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law. The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act did not have a material impact on the Company’s consolidated financial statements due to the Company’s historical losses and valuation allowance position.

13. Geographic Information

The following table depicts the disaggregation of revenue by geographic area based on the billing address of the customer (in thousands):

	As of January 31,
	2020	2021
United States	$56,663	$66,737
International	25,858	36,548

Total	$82,521	$103,285

No individual foreign country contributed 10% or more of total revenue for the years ended January 31, 2020 and 2021.

As of January 31, 2020 and 2021, substantially all of the Company’s long-lived assets were located in the United States.

14. Net Loss per Share and Unaudited Pro Forma Net Loss per Share

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	Year Ended January 31,
	2020	2021
Numerator
Net loss	$(29,257)	$(39,983)
Cumulative dividends on Series G redeemable convertible preferred stock	—	(4,076)

Net loss attributable to common stockholders	$(29,257)	$(44,059)

Denominator
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	13,723	14,293

Net loss per share attributable to common stockholders, basic and diluted	$(2.13)	$(3.08)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share for the period presented because the impact of including them would have been anti-dilutive (in thousands):

	Year Ended January 31,
	2020	2021
Stock options	19,490	22,281
Redeemable convertible preferred stock (on an if-converted basis)	47,660	66,276
Common stock warrants	263	263

The following table presents the calculation of unaudited pro forma basic and diluted net loss per share (in thousands, except share and per share data):

Year Ended January 31, 2021
(unaudited)
Numerator
Net loss attributable to common stockholders	$(44,059)
Cumulative dividends on Series G redeemable convertible preferred stock	4,076

Net loss attributable to common stockholders used in computing pro forma net loss per share attributable to common stockholders	$(39,983)

Denominator
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	14,293
Pro forma adjustment for assumed conversion of redeemable convertible preferred stock to common stock	60,342

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	74,635

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.54)

15. Subsequent Events

The Company has evaluated subsequent events through March 24, 2021, the date the consolidated financial statements were available to be issued.

In March 2021, the Company granted options to purchase an aggregate of 3,951,550 shares of common stock with a weighted-average exercise price of $8.56 per share and grant-date fair value of $3.53 per share, which generally vest over four years subject to continued service. The Company will recognize approximately $13.9 million of stock-based compensation expense related to these stock options over four years.

Events Subsequent to the Original Issuance of the Consolidated Financial Statements (Unaudited)

In May 2021, the Company granted options to purchase an aggregate of 547,300 shares of common stock with a weighted-average exercise price of $11.44 per share and grant-date fair value of $4.75 per share, which generally vest over four years subject to continued service. The Company will recognize approximately $2.6 million of stock-based compensation expense related to these stock options over four years.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since February 1, 2018, we have issued the following unregistered securities:

Preferred Stock Issuances

In May 2020, we sold an aggregate of 17,920,837 shares of our Series G redeemable convertible preferred stock to 19 accredited investors at a purchase price of $5.85910 per share, for an aggregate purchase price of $104,999,976.

Warrant Issuances

In April and December 2019, we issued warrants to purchase 263,377 shares of our common stock to one accredited investor at an exercise price of $2.99.

Stock Option Issuances

From February 1, 2018 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers stock options to purchase an aggregate of 17,607,808 shares of our common stock under our equity compensation plans at exercise prices ranging from approximately $2.06 to $11.44 per share, for a weighted-average exercise price of $4.57.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Ninth Amended and Restated Certificate of Incorporation of the registrant, as amended on April 22, 2021, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.

3.3#	Amended and Restated Bylaws of the registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.

4.1*	Form of common stock certificate of the registrant.

4.2*	Seventh Amended and Restated Investors’ Rights Agreement among the registrant and certain holders of its capital stock, dated as of May 19, 2020.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.2+*	Couchbase, Inc. 2021 Equity Incentive Plan and related form agreements.

10.3+*	Couchbase, Inc. 2021 Employee Stock Purchase Plan and related form agreements.

10.4+#	Couchbase, Inc. 2018 Equity Incentive Plan and related form agreements.

10.5+#	Couchbase, Inc. 2008 Equity Incentive Plan and related form agreements.

10.6+*	Couchbase, Inc. 2021 Executive Incentive Compensation Plan and related form agreements.

10.7+*	Outside Director Compensation Policy.

10.8+*	Change in Control and Severance Policy and related form agreements.

10.9+*	Confirmatory Employment Letter between the registrant and Matthew M. Cain, dated as of , 2021.

10.10+*	Confirmatory Employment Letter between the registrant and Margaret Chow, dated as of , 2021.

10.11+*	Confirmatory Employment Letter between the registrant and Denis Murphy, dated as of , 2021.

10.12#	Sublease by and between the registrant and Gigamon Inc., dated as of April 25, 2018.

10.13#	Amended and Restated Loan and Security Agreement by and between the registrant and Silicon Valley Bank, dated as of January 29, 2021.

21.1*	List of subsidiaries of the registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on page II-6).

#	Previously filed.
*	To be filed by amendment. All other exhibits are submitted herewith.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Clara, California, on the              day of             , 2021.

COUCHBASE, INC.

By:
Matthew M. Cain
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew M. Cain and Margaret Chow, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Matthew M. Cain	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Gregory Henry	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021

Edward T. Anderson	Director	, 2021

Carol W. Carpenter	Director	, 2021

Lynn M. Christensen	Director	, 2021

Kevin J. Efrusy	Director	, 2021

Signature	Title	Date

Jeff Epstein	Director	, 2021

Alex Migon	Director	, 2021

Rob Rueckert	Director	, 2021

David C. Scott	Director	, 2021

Richard A. Simonson	Director	, 2021